Form 10-K405, Exhibit 13
period 1998-05-28
MARCUS CORP
filed 1998-08-25
CIK 62234

Management's discussion and analysis

   Forward-Looking Statements

   Certain matters discussed in this annual report to shareholders, particularly in the Shareholders' Letter and Management's Discussion and Analysis, are "forward-looking statements" intended to qualify for the safe harbors from liability established by the Private Securities Litigation Reform Act of 1995. These forward-looking statements can generally be identified as such because the context of the statement will include words such as the Company "believes," "anticipates," "expects" or words of similar import. Similarly, statements that describe the Company's future plans, objectives or goals are also forward-looking statements. Such forward-looking statements are subject to certain risks and uncertainties which are described in close proximity to such statements and which may cause actual results to differ materially from those currently anticipated. Shareholders, potential investors and other readers are urged to consider these factors carefully in evaluating the forward-looking statements and are cautioned not to place undue reliance on such forward-looking statements. The forward-looking statements made herein are made only as of the date of this report and the Company undertakes no obligation to publicly update such forward-looking statements to reflect subsequent events or circumstances.

   Results of Operations

   General

   The Marcus Corporation and its four divisions report their consolidated and individual segment results of operations on either a 52-or 53-week fiscal year. Fiscal 1998 was a 53-week fiscal year for the Company's restaurant division, while the Company and each of its other divisions reported on a 52-week fiscal year. Fiscal 1997 was a 53-week fiscal year for the Company's limited-service lodging and hotel/resort divisions, while the Company and each of its other divisions reported on a 52-week fiscal year. Fiscal 1996 was a 53-week fiscal year for the Company and its theatre division, while the Company's remaining divisions reported on a 52-week fiscal year. Fiscal 1999 will be a 52-week year for the Company and each of its divisions.

       Historically, the Company's fiscal year has been divided into three 12-week quarters and a final quarter consisting of 16 or 17 weeks. Beginning in fiscal 1999, the Company will begin dividing its fiscal year into three 13-week quarters and a final quarter consisting of 13 or 14 weeks. The Company is making this change in order to simplify its reporting process and provide greater consistency between quarters. The Company's fiscal year end will not change. To facilitate future comparisons with fiscal 1999 quarterly results, the following table sets forth approximate pro forma revenues, earnings and earnings per share (diluted) for each of the Company's fiscal 1998 quarters as if the quarters had been reported on the new basis:

                                     Revenues (in thousands)
                              1st       2nd       3rd        4th     Fiscal
                          Quarter   Quarter   Quarter    Quarter       1998
     Reported             $90,053   $71,184   $71,220   $103,327   $335,784
     Pro forma            $96,111   $76,051   $79,625  $  83,997   $335,784


                                     Earnings (in thousands)
                              1st       2nd       3rd       4th     Fiscal
                          Quarter   Quarter   Quarter   Quarter*      1998*
     Reported             $13,065    $6,917    $3,035     $7,767    $30,784
     Pro forma            $13,669    $6,707    $4,284     $6,124    $30,784


                                     Earnings Per Share (diluted)
                              1st       2nd       3rd        4th    Fiscal
                          Quarter   Quarter   Quarter   Quarter*      1998*
     Reported               $0.44     $0.23     $0.10      $0.25      $1.02
     Pro forma              $0.46     $0.22     $0.14      $0.20      $1.02

   * Excludes $2.34 million or $.08 per share after-tax charge for Budgetel name change

       Total consolidated revenues for fiscal 1998 were $335.8 million, an increase of $32.4 million, or 10.7%, compared to fiscal 1997 consolidated revenues of $303.4 million. All four of the Company's divisions contributed to the increase in revenues in fiscal 1998, with the greatest increases resulting from the Company's theatre and hotel/resort divisions. Fiscal 1997 consolidated revenues increased $41.1 million, or 15.7%, from fiscal 1996 consolidated revenues. The additional week of results reported for the restaurant division in fiscal 1998 did not materially impact the Company's consolidated results of operations due to the relative size of the restaurant division compared to the Company's other divisions. The additional week of results reported for the limited-service lodging and hotel/resort divisions in fiscal 1997 contributed an additional $3.5 million in revenues and $1.5 million in operating income to the Company's fourth quarter and fiscal 1997 results. The additional week of results reported for the theatre division in fiscal 1996 contributed an additional $2.0 million in revenues and $550,000 in operating income to the Company's fourth quarter and fiscal 1996 results.

       Net earnings for fiscal 1998 were $28.4 million, or $0.94 per share. As a result of the Company's announcement that it is changing the name of its Budgetel Inns to Baymont Inns and Baymont Inns & Suites, the Company recorded a $2.34 million after-tax charge ($3.9 million before-tax) to earnings for the write-off of existing signage and other one-time expenses associated with the name change during the fourth quarter of fiscal 1998. Excluding the name change charge, earnings for fiscal 1998 were $30.7 million, or 1.02 per share, a decrease from comparable fiscal 1997 earnings of $30.9 million, or $1.04 per share. Fiscal 1997 earnings increased $3.4 million, or 12.3%, over comparable fiscal 1996 earnings of $27.5 million, or $0.93 per share, excluding the after-tax gain of $14.8 million, or $0.49 per share, resulting from the Company's fiscal 1996 sale of restaurants. Including the gain from the sale of restaurants, net earnings were $42.3 million, or $1.42 per share, for fiscal 1996. Weighted average shares outstanding were 30.3 million for fiscal 1998 and 29.7 million for both fiscal 1997 and fiscal 1996. All per share and share data in this discussion have been adjusted to reflect the Company's three-for-two stock split effected in the form of a 50% stock dividend on December 5, 1997. The Company adopted SFAS No. 128, "Earnings Per Share," in fiscal 1998. Prior period amounts have been restated under the new standard. All per share data presented herein is on a diluted basis.

       The Company's net interest expense, net of investment income, totaled $11.8 million for fiscal 1998. This represented an increase of $1.8 million, or 17.7%, over fiscal 1997 net interest expense of $10.0 million. Fiscal 1997 net interest expense increased $3.7 million, or 58.5%, over fiscal 1996 net interest expense of $6.3 million. These increases were the result of additional borrowings in fiscal 1998 and fiscal 1997 used to help finance the Company's capital program. The Company was able to use proceeds from its sale of restaurants in fiscal 1996 to fund a portion of its growth in that year, reducing its borrowing needs.

       The Company's income tax expense for fiscal 1998 was $18.9 million, a decrease of $1.4 million from fiscal 1997. The Company's effective tax rate for fiscal 1998 was 40.0% compared to 39.7% in fiscal 1997 and 39.6% in fiscal 1996.

       Historically, the Company's first and fourth fiscal quarters have produced the strongest operating results because these periods coincide with the typical summer seasonality of the movie theatre industry and the spring and summer strength of the Company's travel and food service businesses. In addition, the Company's historical method of reporting a 16- or 17-week fourth quarter has always contributed to the larger results in that quarter.

       The Company is continuing its aggressive expansion plan that it began in fiscal 1994, incurring over $300 million in aggregate capital expenditures during the last three fiscal years. The Company's current plans include the following goals:

   - Converting Budgetel Inns to Baymont Inns and Baymont Inns & Suites in fiscal 1999 and then increasing the total number of Baymont Inns and Baymont Inns & Suites to over 400 within the next five years. Up to four Company-owned and 27 franchised properties are currently under development for fiscal 1999. The Company currently believes that much of this anticipated future growth will ultimately come from its emphasis on opening new franchised Baymont Inns and Baymont Inns & Suites.

   - Increasing its number of movie theatre screens to 500 by fiscal 2000, with expected continued expansion outside of Wisconsin. Up to 66 new screens are currently planned to be opened by the Company in fiscal 1999, including 16 new screens recently completed at the Company's second location in Columbus, Ohio. Other current expansion plans include 49 new screens to be added to existing locations in Wisconsin, Illinois and Minnesota and completion of the Company's first large screen IMAX/R/ 2D/3D theatre at its new Columbus location. The Company also has plans to add stadium seating to a majority of its existing screens by the end of fiscal 2000.

   - Adding one or two hotel properties each year over the next few fiscal years, either Company-owned or managed for others. In some cases, the Company may own only a partial interest in the new properties. The Company recently announced plans for the development of new hotels in Madison, Wisconsin, and Chicago, Illinois. The Madison Hilton, which is a public/private endeavor with the City of Madison, is anticipated to be a 222-room Company-owned property scheduled to open in 2000. A 250-room downtown Chicago luxury hotel is planned to be developed and managed by the Company. Plans are also underway to expand the Milwaukee Hilton to 750 rooms.

   - Increasing its number of Woodfield Suites. The Company currently has two Company-owned Woodfield Suites scheduled to open late in fiscal 1999 and is evaluating additional sites.

   - Expanding and enhancing the Company's KFC franchise. The Company's first KFC/Taco Bell 2-in-1 unit, a conversion of an existing KFC, opened early in fiscal 1998, and the Company plans to open at least two additional 2-in-1 conversions in fiscal 1999.

       The actual number, mix and timing of potential future new facilities and expansions will depend in large part on continuing favorable industry and economic conditions, the Company's financial performance and available capital, the competitive environment, evolving customer needs and trends and the continued availability of attractive opportunities. It is likely that the Company's expansion goals will continue to evolve and change in response to these and other factors and there can be no assurance that these current goals will be achieved.

       The Company is conducting a review of its computer systems to identify those areas that may be affected by the Year 2000 issue and is developing an implementation plan to resolve the issue. The Company expects the project to be substantially complete by early 1999 and does not, at this time, expect this project to have a significant effect on the business, results of operations or financial condition of the Company. The Company began converting critical accounting and data processing systems in fiscal 1998 in the normal course of business and expects that the new systems will provide business benefits in addition to being ready for the Year 2000. The Company is also assessing the impact of this issue with its key vendors and suppliers.

   Limited-Service Lodging

   The Company's largest division is its limited-service lodging division, which contributed 43.4% of Company consolidated revenues and 53.2% of Company consolidated operating income, excluding corporate items and the Budgetel name change charge, during fiscal 1998. The division's primary business consists of owning and franchising Budgetel Inns and Woodfield Suites, which respectively operate in the limited-service economy and limited-service all-suites segments of the lodging industry. The following tables set forth revenues, operating income, operating margin, number of units and rooms data for the limited-service lodging division for the last three fiscal years:

                            1998       1997     1996

                              (in millions)
    Revenues               $145.7    $135.3    $118.7
    Operating income*        35.4      39.8      36.3
    Operating margin*
     (% of revenues)        24.3%     29.4%     30.6%

       * Excludes $3.9 million before-tax charge for Budgetel name change.

                           Number of units at year-end
                                                1998        1997      1996
    Budgetel Inns
      Company-owned or operated                   106        104         93
      Franchised                                   50         39         31
                                                 ----       ----       ----
    Total Budgetel Inns                           156        143        124
                                                 ====       ====       ====
    Woodfield Suites
      Company-owned                                 5          4          3
                                                 ----       ----       ----
    Total number of units                         161        147        127
                                                 ====       ====       ====

                           Available rooms at year-end
                                                1998        1997      1996
     Budgetel Inns
       Company-owned or operated               11,326     11,111      9,931
       Franchised                               4,766      3,757      3,087
                                              -------    -------    -------
     Total Budgetel Inns                       16,092     14,868     13,018
                                              =======    =======    =======
     Woodfield Suites                             610        490        339
                                              -------    -------    -------
     Total available rooms                     16,702     15,358     13,357
                                              =======    =======    =======


       Total revenues in the limited-service lodging division increased 7.7% and 14.0% during fiscal 1998 and fiscal 1997, respectively, principally as a result of increasing available rooms. The additional week of operations included in the limited-service lodging division's fiscal 1997 results contributed an additional $2.5 million to fiscal 1997 revenues and approximately $1.2 million to fiscal 1997 operating income. In addition to the increased number of units each fiscal year, increases in the average daily room rate at the Company's Budgetel Inns of 3.1% and 3.0% in fiscal 1998 and 1997, respectively, also contributed to the increased revenues. Budgetel Inn's occupancy percentage decreased during both fiscal 1998 and fiscal 1997, but still remained above limited-service lodging industry averages. The primary factor contributing to the decline in occupancy in both fiscal years was the significant increase in the supply of limited-service economy lodging rooms. The increased room supply was especially prevalent in the Midwestern and Southern portions of the country, where the Company has a large number of properties. The result of the average daily rate increases and occupancy declines was a 0.4% decrease and 1.1% increase in the division's revenue per available room, or RevPAR, for comparable Inns for fiscal 1998 and 1997, respectively. The Company's newly opened Budgetel Inns and Woodfield Suites contributed additional revenues of $11.5 million and nominal operating income during fiscal 1998. Newly opened properties in fiscal 1997 contributed additional revenue of $4.9 million and nominal operating income.

       The limited-service lodging division's operating income, excluding the $3.9 million before-tax charge for Budgetel name change costs, decreased 11.1% during fiscal 1998, compared to an increase of 9.7% during fiscal 1997. Operating margins, excluding the Budgetel name change costs, declined to 24.3%, compared to 29.4% and 30.6% in fiscal 1997 and 1996, respectively, due primarily to the reductions in occupancy percentages, increased payroll costs from a tight labor market and recent minimum wage increases, increased administrative costs associated with the Company's expansion program, and increased marketing expenditures. In addition, the operating margins of new properties opened during the past two fiscal years were below the Company average due to the increased room supply.

       During fiscal 1998, the Company announced that it was changing the name of its Budgetel Inns to Baymont Inns and Baymont Inns & Suites. The Company believes that the Budgetel name no longer reflects the current product's features and amenities. The name change is intended to help expand the Company's customer base, increase RevPAR and increase development opportunities. Additional features and amenities are being added to the product and it is the Company's intention to change the majority of its company-owned and operated properties to Baymont Inns & Suites. The Company currently plans to convert all properties, including franchised inns, to the Baymont name by approximately October 31, 1998. As a result of the name change and the anticipated expanded market potential, the Company's goal is to have over 400 locations under the Baymont banner within the next five years, a change from the Company's prior goal of 300 Budgetel Inns by fiscal 2000. The Company's ability to reach this goal will be significantly impacted by customer acceptance of the new name and product and the Company's ability to increase the number of franchised locations at a pace faster than that achieved under the Budgetel name, as well as industry and economic conditions, the competitive environment and other factors.

   Theatres

   The Company's oldest and second largest division is its theatre division. The theatre division contributed 27.3% of the Company's consolidated revenues and 29.6% of its consolidated operating income, excluding corporate items and the Budgetel name change charge, during fiscal 1998. The theatre division operates motion picture theatres in Wisconsin, Illinois, Ohio and Minnesota, and a family entertainment center in Wisconsin. The following tables set forth revenues, operating income, operating margin, screens and theatres for the last three fiscal years:

                                                1998        1997      1996

                                                              (in millions)
       Revenues                                 $91.8      $80.6      $63.7
       Operating income                          19.7       16.9       15.0
       Operating margin (% of revenues)         21.4%      20.9%      23.6%



                                                      Number of screens
                                                  and locations at year-end
                                                1998       1997       1996
       Theatre screens                            361        297        219
       Theatre locations                           46         40         36
       Average screens per location               7.8        7.4        6.1

       Total revenues in the theatre division increased 13.9% and 26.5% during fiscal years 1998 and 1997, respectively, principally as a result of adding additional screens. The additional week of operations included in the theatre division's fiscal 1996 results (which included the Memorial Day holiday weekend) contributed an additional $2.0 million to the division's fiscal 1996 revenues.

       Consistent with the Company's long-term strategic plan to focus on operating large multi-screen theatres, the Company added 66 new screens during fiscal 1998, all during the fourth quarter, including a new 12-plex in Menomonee Falls, Wisconsin, and a 16-screen theatre in Pickerington (Columbus), Ohio. During the final weeks of fiscal 1998, the Company also completed the purchase of five suburban Minneapolis/St. Paul, Minnesota, theatres with a total of 38 screens (32 first-run and 6 budget screens). Upon opening the new location in Menomonee Falls, the Company converted an existing five-screen complex in that city into a budget-oriented theatre. As of May 28, 1998, the Company operated 329 first-run screens and 32 budget screens. Compared to first-run theatres, budget theatres generally have lower box office revenues and associated film costs, but higher concession sales as a percentage of box office revenue.

       The Company opened 80 new screens during fiscal 1997, including a new 20-screen ultraplex in Addison, Illinois, a 12-plex in New Berlin, Wisconsin, and an eight-plex in Appleton, Wisconsin. Also added during fiscal 1997 were 27 screens acquired at the beginning of the year, consisting of an 11-screen theatre in Chicago Heights, Illinois, two budget-film, eight-plex theatres in the metropolitan Milwaukee area, and 13 screens added to existing locations (including a six-screen addition to the Gurnee, Illinois, theatre, also making that location a 20-screen ultraplex). Additionally, the Company's first family entertainment center opened early in fiscal 1997 in Appleton, Wisconsin. The 40,000 square foot Hollywood-themed indoor amusement facility includes a restaurant, party rooms, a laser tag center, virtual reality games, a miniature golf course and an arcade and adjoins the Company's new theatre in Appleton. The addition of the new screens and the family entertainment center during fiscal 1998 and 1997 generated additional revenues of $8.5 million and $17.6 million, respectively, compared to the previous years.

       One theatre with two screens was closed during fiscal 1998 and two theatres with a total of two screens were closed during fiscal 1997. These closed theatres had minimal impact on operations in each year.

       Revenues for the theatre business and the motion picture industry in general are heavily dependent on the general audience appeal of available films, together with studio marketing, advertising and support campaigns, factors over which the Company has no control. Fiscal 1998 results were greatly enhanced by the record-setting box office performance of the film Titanic. Additional box office hits during fiscal 1998 included Men in Black, Air Force One, Good Will Hunting, As Good as It Gets, Tomorrow Never Dies, Lost World, My Best Friend's Wedding and Batman & Robin, while fiscal 1997 included the hits Independence Day, the Star Wars trilogy, Jerry Maguire, Liar Liar, 101 Dalmations, Ransom and Scream. Each of these films produced box office receipts in excess of $1 million for the theatre division in their respective fiscal years. Approximately the same number of first-run films were released in fiscal years 1996, 1997 and 1998.

       Total box office receipts during fiscal 1998 were $60.0 million, an increase of $5.5 million, or 10.1%, from $54.5 million during fiscal 1997. Fiscal 1997 box office receipts increased $10.1 million, or 22.7%, compared to fiscal 1996. These increases were attributable to 7.4% and 22.7% increases in attendance during fiscal years 1998 and 1997, respectively. The increases in attendance were due to the increase in new screens each year. Attendance at the Company's comparable locations decreased 1.4% during fiscal 1998 and 4.5% during fiscal 1997, compared to the previous year. Early in the third quarter of fiscal 1998, the Company experienced a fire at its North Shore Cinema in Mequon, Wisconsin, resulting in the loss of 11 screens for approximately five months in fiscal 1998. Fiscal 1997 attendance at the Company's theatres, and the industry in general, was adversely affected by the 1996 Summer Olympics. The decrease in fiscal 1997 attendance compared to the prior year was also due to the additional week of operations during fiscal 1996. This additional week during fiscal 1996 included the Memorial Day weekend, which is traditionally one of the year's busiest motion picture viewing weekends.

       The theatre division's average ticket price increased 2.4% during fiscal 1998 after remaining unchanged during fiscal 1997, compared to the prior year. The fiscal 1997 average ticket price did not increase due to the additional budget-oriented screens added during the fiscal year. First-run theatre average ticket prices increased 1.4% during fiscal 1998 and 4.9% during fiscal 1997, compared to the prior year.

       Vending revenues in fiscal 1998 were $27.3 million, an increase of $4.4 million, or 19.1%, from $22.9 million in fiscal 1997. Fiscal 1997 vending revenues increased $5.2 million, or 29.7%, from fiscal 1996 vending revenues of $17.7 million. Vending revenues increased due to increased theatre attendance from the Company's added screens and the 11.4% and 5.8% increase in average concession sales per person during fiscal years 1998 and 1997, respectively.

       The theatre division's operating income increased 16.7% during fiscal 1998 and 12.3% during fiscal 1997, compared to the prior year results. The division's operating margin increased to 21.4%, compared to 20.9% and 23.6% in fiscal 1997 and 1996, respectively. Fiscal 1998 and fiscal 1997 operating income was reduced by pre-opening expenses of over $550,000 and $800,000, respectively, related to new screens and the Company's new family entertainment center in fiscal 1997. Fiscal 1996 operating income included $550,000 from the additional week of results reported during the year.

   Hotels and Resorts

   The Company's hotel and resort division contributed 20.9% of the Company's consolidated revenues and 11.8% of the Company's consolidated operating income, excluding corporate items and the Budgetel name change charge, during fiscal 1998. The hotel and resort division owns and operates two full-service hotels in downtown Milwaukee, Wisconsin, a full-facility destination resort in Lake Geneva, Wisconsin, and a boutique luxury resort in Indian Wells, California. In addition, the Company managed three hotels and a resort during fiscal 1998, compared to three hotels during fiscal 1997 and two hotels during fiscal 1996. The following table sets forth revenues, operating income and operating margin for the hotel and resort division for the last three fiscal years:

                                                1998        1997      1996
                                                       (in millions)

       Revenues                                $70.3      $60.2      $53.5
       Operating income                          7.9        5.5        3.4
       Operating margin (% of revenues)         11.2%       9.1%       6.3%

       Total revenues in the hotel and resort division increased 16.8% and 12.5% during fiscal 1998 and fiscal 1997, respectively, compared to the prior year. The additional week of operations included in the division's fiscal 1997 results contributed an additional $1.0 million to fiscal 1997 revenues and $230,000 to the fiscal 1997 operating income. The division's operating income increased 44.1% during fiscal 1998 and 61.9% during fiscal 1997, compared to the previous year. Operating margins have increased each year.

       Occupancy and average daily rate increases at all three of the division's comparable owned properties contributed to the increase in revenues and operating income in both fiscal 1998 and fiscal 1997. As a result of the occupancy and average daily rate increases, the division's total RevPAR for comparable properties increased 12.5% and 12.4% during fiscal 1998 and 1997, respectively, compared to the prior year. Unlike the limited-service segment of the lodging industry, strong consumer demand in conjunction with relatively little increase in room supply has resulted in strong operating results for owners and operators of upper-end hotels and resorts during the past two years.

       The division acquired a resort in Indian Wells, California, in fiscal 1997 and closed the facility for an extensive renovation. The Company reopened the property in January 1998 under the name Miramonte Resort. Fiscal 1998 results were negatively impacted by approximately $1.2 million of pre-opening costs and anticipated start-up operating losses at the Miramonte. The Miramonte did not have a material effect on fiscal 1997 results. During fiscal 1998, the Company entered into a management contract to operate its first property in Michigan, the Mission Point Resort on Mackinac Island. The Mission Point Resort is a seasonal property and did not materially impact the Company's fiscal 1998 operating results. Fiscal 1997 operating results were favorably impacted by reduced charges for pre-opening costs for the Milwaukee Hilton (formerly the Marc Plaza) and increased management fees.

       The Company expects to begin construction in fiscal 1999 on a 250-room expansion of the Milwaukee Hilton, which will create the largest hotel in Wisconsin. Scheduled to open in 2000, the addition will also include meeting rooms, a family water park fun center and a skywalk to the city's new Midwest Express Convention Center. Shortly after the end of the fiscal year, the Company announced plans for new hotels in Madison, Wisconsin, and Chicago, Illinois. The Madison Hilton is anticipated to be a 222-room Company-owned headquarters hotel adjacent to the new Monona Terrace Convention Center. Additionally, a 250-room downtown Chicago luxury hotel is planned to be developed and managed by the Company, but will not be company-owned.

   Restaurants

   The Company's restaurant division contributed 8.2% of the Company's consolidated revenues and 5.4% of its consolidated operating income, excluding corporate items and the Budgetel name change charge, during fiscal 1998. The restaurant division has non-exclusive franchise rights to operate KFC restaurants in the Milwaukee metropolitan area and in northeast Wisconsin. The division has operated 31 KFC restaurants since the end of fiscal 1996. The division also leases several Company-owned restaurants to other restaurant operators. The following tables set forth revenues, operating income and operating margin for the restaurant division for the last three fiscal years:

                                                1998        1997      1996
                                                       (in millions)

      Revenues                                 $27.6      $26.8      $25.9
      Operating income                           3.6        2.7        2.0
      Operating margin (% of revenues)          12.9%      10.0%       7.7%


       Total revenues in the restaurant division increased 2.9% and 3.5% in fiscal years 1998 and 1997, respectively, compared to the previous year. Excluding $1.1 million of revenues from subsequently sold or closed restaurants from fiscal 1996 revenues, restaurant division fiscal 1997 revenues increased 7.9% over the prior year. Restaurant division revenues include annual rental income from leased restaurants of approximately $1.5 million in fiscal 1998, $1.7 million in fiscal 1997 and $1.9 million in fiscal 1996. The restaurant division's operating income increased 32.7% in fiscal 1998 and 34.6% in fiscal 1997, compared to the previous year.

       The Company's KFC restaurants experienced a 3.5% and 6.8% increase in aggregate revenues during fiscal years 1998 and 1997, respectively, compared to the previous year. Excluding $400,000 of decreased revenues in fiscal 1997 and $1.0 million of decreased revenues in fiscal 1996 resulting from the closure of four under-performing KFC restaurants, same store KFC restaurant sales increased 8.6% in fiscal 1997. Same store KFC guest counts increased 2.1% and 4.2% during fiscal 1998 and 1997, respectively, due to increased lunch-time traffic, the introduction and expansion of home delivery service and the introduction of several new franchisor products. Average guest checks increased in both fiscal 1998 and 1997 over previous year levels.

       The Company's comparable KFC restaurants experienced a 41.9% increase in aggregate operating income during fiscal 1998, compared to a 74.8% increase during fiscal 1997. The improved operating results in fiscal 1998 were primarily the result of the increased customer counts and average guest checks, significantly reduced food costs as the result of favorable chicken pricing and the successful conversion of an existing KFC restaurant into the Company's first KFC/Taco Bell 2-in-1 unit in June 1997. Start-up costs associated with the introduction of home delivery services in fiscal 1996 contributed to the comparative increase in operating income in fiscal 1997. The Company opened a new KFC during the fiscal 1996 fourth quarter and did not open any new restaurants in fiscal 1997 or fiscal 1998. The Company is pursuing additional KFC/Taco Bell 2-in-1 conversions as well as exploring various other KFC expansion and acquisition opportunities.

   Financial Condition

   The Company's lodging, movie theatre and restaurant businesses each generate significant and consistent daily amounts of cash because each segment's revenue is derived predominantly from consumer cash purchases. The Company believes that these consistent and predictable cash sources, together with the availability to the Company of $36 million of unused credit lines at fiscal 1998 year end, should be adequate to support the ongoing operational liquidity needs of the Company's businesses.

       Net cash provided by operating activities increased by $10.6 million, or 17.3%, to $71.7 million in fiscal 1998, compared to $61.1 million in fiscal 1997. The increase was primarily the result of increased depreciation and amortization in fiscal 1998 compared to fiscal 1997 and timing differences in payments of accounts payable, net of receipts of accounts and notes receivable.

       Net cash used in investing activities in fiscal 1998 increased by $1.6 million, or 1.6%, to $106.1 million. Capital expenditures and business acquisitions during fiscal 1998 included $25.2 million incurred on limited-service lodging division projects, $59.4 million on theatre division projects and $24.9 million on hotel and resort division projects. During fiscal 1997, $55.9 million was incurred on limited-service lodging division projects, $37.4 million on theatre division projects and $13.4 million on hotel and resort division projects. During fiscal 1998, the Company acquired $2.6 million in cash pursuant to the acquisition of operating assets of a related company, Guest House Inn, Inc. The Company issued 610,173 shares of its Common Stock in conjunction with the acquisition.

       Principally as a result of funding a portion of the Company's fiscal 1998 facility expansions and renovations, the Company's total debt increased to $215.9 million at the close of fiscal 1998, compared to $177.4 million at the end of fiscal 1997. Net cash provided by financing activities in fiscal 1998 totaled $31.1 million, compared to $35.9 million in fiscal 1997. During fiscal 1998, the Company received $54.7 million of net proceeds from the issuance of notes payable and long-term debt, compared to $99.9 million during fiscal 1997. Included in the fiscal 1998 proceeds was $30 million in principal amount of senior unsecured long-term notes privately placed with two institutional lenders. Fiscal 1997 proceeds included $85 million in principal amount of senior unsecured long-term notes privately placed with six institutional lenders. The Company has the ability to issue up to $85 million of additional senior notes under the private placement program through February 1999. The Company used a portion of the proceeds from its issued senior notes to pay off existing short-term debt, resulting in total principal payments on notes payable and long-term debt of $16.5 million in fiscal 1998 and $58.6 million in fiscal 1997. The Company expects to use the remaining proceeds to help fund the Company's ongoing expansion plans. The Company's debt-capitalization ratio was 0.42 at May 28, 1998, compared to 0.39 at the prior fiscal year end.

       In addition to the changes in debt transactions noted above, net cash provided by financing activities also decreased due to dividend payments of $6.3 million in fiscal 1998 compared to $5.7 million in fiscal 1997.

       Total capital expenditures (including normal continuing capital maintenance projects and business acquisitions) of $115.9 million and $107.5 million were incurred in fiscal 1998 and 1997, respectively. Total capital expenditures in fiscal 1999 are expected to exceed fiscal 1998 expenditures and are expected to be funded by cash generated from operations and additional debt, including additional institutional debt from the Company's private placement program. The mix of fiscal 1999 capital expenditures between segments is currently not anticipated to be significantly different than fiscal 1998 capital expenditures.

   Consolidated Statements of Earnings
                                                   Years ended
                                       May 28,        May 29,      May 30,
                                        1998          1997           1996
                                      (in thousands, except per share data)
     Revenues:
        Rooms and telephone           $171,668      $156,689      $137,961
        Theatre operations              90,806        79,733        63,099
        Food and beverage               48,346        45,401        43,193
        Other income                    24,964        21,534        18,034
                                       -------       -------       -------
     Total revenues                    335,784       303,357       262,287

     Costs and expenses:
        Rooms and telephone             68,130        60,198        51,346
        Theatre operations              54,107        49,149        38,055
        Food and beverage               34,686        33,218        32,014
        Advertising and marketing       23,820        20,635        15,273
        Administrative                  32,387        27,108        25,532
        Depreciation and amortization   32,904        28,903        25,117
        Rent (Note 9)                    2,739         2,435         2,461
        Property taxes                  12,300        10,175         9,416
        Other operating expenses        13,192        10,805        11,258
        Budgetel name change (Note 3)    3,900           -             -
                                       -------       -------       -------
     Total costs and expenses          278,165       242,626       210,472
                                       -------       -------       -------
     Operating income                   57,619        60,731        51,815
     Other income (expense):
        Investment income                  834         1,584         2,378
        Interest expense               (12,616)      (11,597)       (8,696)
        Gain on disposition of
           property and
           equipment (Note 2)            1,547           488        24,595
                                       -------       -------       -------
                                       (10,235)       (9,525)       18,277
                                       -------       -------       -------
     Earnings before income taxes       47,384        51,206        70,092

     Income taxes (Note 8)              18,940        20,325        27,785
                                       -------       -------       -------
     Net earnings                     $ 28,444      $ 30,881      $ 42,307
                                       =======       =======       =======
     Net earnings per common
      share
        Basic                         $    .95      $   1.05      $   1.44
        Diluted                            .94          1.04          1.42
                                       =======       =======       =======
     Weighted average shares
      outstanding
        Basic                           30,046        29,525        29,452
        Diluted                         30,293        29,745        29,712
                                       =======       =======       =======


   See accompanying notes.

   Consolidated Balance Sheets

                                                     May 28,      May 29,
                                                       1998         1997
                                                         (in thousands)
     Assets
     Current assets:
        Cash and cash equivalents                 $    4,678    $    7,991
        Accounts and notes receivable (Note 4)        14,294         5,531
        Receivables from joint ventures (Note 10)      1,288         1,066
        Refundable income taxes                        4,385            -
        Other current assets                           3,773         3,591
                                                     -------       -------
     Total current assets                             28,418        18,179

     Property and equipment, net (Note 4)            559,996       487,052
     Other assets:
        Investments in joint ventures (Notes
           9 and 10)                                   1,496         1,439
        Other (Note 11)                               18,594        15,287
                                                     -------       -------
     Total other assets                               20,090        16,726
                                                     -------       -------
     Total assets                                   $608,504      $521,957
                                                     =======       =======
     Liabilities and shareholders' equity
     Current liabilities:
        Notes payable (Note 10)                   $    5,255    $    5,625
        Accounts payable                              26,385        10,291
        Income taxes                                      -             52
        Taxes other than income taxes                 11,404         9,297
        Accrued compensation                           2,643         1,270
        Other accrued liabilities                     10,072        10,886
        Current maturities of long-term
           debt (Note 5)                              10,277         9,327
                                                     -------       -------
     Total current liabilities                        66,036        46,748

     Long-term debt (Note 5)                         205,632       168,065
     Deferred income taxes (Note 8)                   26,479        22,425
     Deferred compensation and
        other (Note 7)                                 7,826         7,426
     Commitments, license rights and
        contingencies (Note 9)
     Shareholders' equity (Note 6):
        Preferred Stock, $1 par; authorized
           1,000,000 shares; none issued
        Common Stock:
            Common Stock, $1 par; authorized
              50,000,000 shares; issued
              18,511,866 shares in 1998 and
              11,678,935 shares in 1997               18,512        11,679
            Class B Common Stock, $1 par;
              authorized 33,000,000 shares;
              issued and outstanding
              12,677,656 shares in 1998
              and 8,707,632 shares in 1997            12,678         8,708
        Capital in excess of par                      40,265        39,470
        Retained earnings                            235,708       220,860
                                                     -------       -------
                                                     307,163       280,717
        Less cost of Common Stock in
           treasury (944,544 shares in 1998
           and 668,272 shares in 1997)                 4,632         3,424
                                                     -------       -------
     Total shareholders' equity                      302,531       277,293
                                                     -------       -------
     Total liabilities and shareholders'
        equity                                      $608,504      $521,957
                                                     =======       =======

   See accompanying notes.


   Consolidated Statements of Shareholders' Equity

                                                         Three Years ended May 28, 1998
                                                     Class B         Capital
                                       Common        Common         in Excess        Retained     Treasury
                                        Stock         Stock          of Par          Earnings       Stock
                                                                 (in thousands)
     Balances at May 25, 1995         $  7,522      $  6,069         $45,154         $159,675     $(3,956)
        Cash dividends:
            $.21 per share Class B
              Common Stock                  -             -               -            (2,770)         -
            $.23 per share Common
              Stock                         -             -               -            (3,559)         -
        Three-for-two stock split        3,764         3,032          (6,796)             (10)         -
        Exercise of stock options           -             -              118               -          403
        Purchase of treasury stock          -             -               -                -         (145)
        Savings and profit-sharing
         contribution                       -             -              350               -           83
        Reissuance of treasury stock        -             -                6               -            1
        Conversions of Class B
         Common Stock                      244          (244)             -                -           -
        Net earnings                        -             -               -            42,307          -
                                        ------        ------          ------          -------     -------
     Balances at May  30, 1996          11,530         8,857          38,832          195,643      (3,614)
        Cash dividends:
           $.18 per share Class B
             Common Stock                   -             -               -            (2,409)         -
           $.20 per share Common
             Stock                          -             -               -            (3,255)         -
        Exercise of stock options           -             -              127               -          251
        Purchase of treasury stock          -             -               -                -         (214)
        Savings and profit-sharing
           contribution                     -             -              383               -          115
        Reissuance of treasury stock        -             -              128               -           38
        Conversions of Class B
           Common Stock                    149          (149)             -                -           -
        Net earnings                        -             -               -            30,881          -
                                       -------      --------         -------          -------     -------
     Balances at May 29, 1997           11,679         8,708          39,470          220,860      (3,424)
        Cash dividends:
           $.20 per share Class B
             Common Stock                   -             -               -            (2,522)         -
           $.22 per share Common
             Stock                          -             -               -            (3,756)         -
        Three-for-two stock split        6,144         4,252         (10,396)              -           -
        Exercise of stock options           -             -              339               -        1,107
        Purchase of treasury stock          -             -               -                -       (2,504)
        Savings and profit-sharing
           contribution                     -             -              464               -          118
        Reissuance of treasury stock        -             -              266               -           71
        Conversions of Class B
           Common Stock                    282          (282)             -                -           -
        Guest House Inn, Inc.
           acquisition (Note 2)            407            -           10,122           (7,318)         -
        Net earnings                        -             -               -            28,444          -
                                       -------       -------         -------          -------     -------
     Balances at May 28, 1998          $18,512       $12,678         $40,265         $235,708    $ (4,632)
                                       =======       =======         =======          =======     =======


     See accompanying notes.

   Consolidated statements of cash flows


                                                     Years ended
                                         May 28,       May 29,        May 30,
                                          1998           1997          1996
                                                    (in thousands)
     Operating activities
        Net earnings                     $  28,444   $   30,881     $ 42,307
        Adjustments to reconcile net
         earnings to net cash
         provided by operating
         activities:
           Earnings on investments in
            joint ventures, net of
            distributions                      (57)        (144)        (406)
           Gain on disposition of
            property and equipment          (1,547)        (488)     (24,595)
           Impairment of fixed assets        1,521           -            -
           Depreciation and
            amortization                    32,904       28,903       25,117
           Deferred income taxes             4,054        2,398           70
           Deferred compensation
            and other                          400        1,239        2,143
           Contribution of Company
            stock to savings
            and profit-sharing plan            582          498          433
           Changes in operating assets
            and liabilities:
             Accounts and notes
              receivable                    (8,763)       3,249       (2,614)
             Other current assets             (182)      (1,128)       1,767
             Accounts payable               16,094       (5,355)      (2,240)
             Income taxes                   (4,437)      (1,341)        (676)
             Taxes other than income
              taxes                          2,107          974         (768)
             Accrued compensation            1,373         (110)         (78)
             Other accrued liabilities        (814)       1,534        1,300
                                           -------      -------      -------
     Total adjustments                      43,235       30,229         (547)
                                           -------      -------      -------
     Net cash provided by operating
        activities                          71,679       61,110       41,760
                                           -------      -------      -------
     Investing activities
     Capital expenditures, including
        business acquistions              (115,880)    (107,514)     (83,689)
     Net proceeds from disposals
        of property, equipment and
        other assets                         6,093        3,783       48,914
     Purchase of interest in joint
        ventures, net of cash acquired          -            -          (260)
     (Increase) decrease in other assets     1,280       (4,602)      (2,770)
     Cash acquired pursuant to Guest
        House Inn, Inc. acquisition          2,589           -            -
     Cash received from (advanced to)
        joint ventures                        (222)       3,824       (3,029)
                                           -------      -------      -------
     Net cash used in investing
        activities                        (106,140)    (104,509)     (40,834)

     Financing activities
     Debt transactions:
        Net proceeds from issuance of
           notes payable and long-
           term debt                        54,665       99,857       19,603
        Principal payments on notes
           payable and long-term debt      (16,518)     (58,599)      (7,905)
     Equity transactions:
        Treasury stock transactions,
           except for stock options         (2,167)         (48)        (138)
        Exercise of stock options            1,446          378          521
        Dividends paid                      (6,278)      (5,664)      (6,339)
                                           -------      -------      -------
     Net cash provided by financing
        activities                          31,148       35,924        5,742
                                           -------      -------      -------
     Net increase (decrease) in cash
        and cash equivalents                (3,313)      (7,475)       6,668
     Cash and cash equivalents at
        beginning of year                    7,991       15,466        8,798
                                           -------      -------      -------
     Cash and cash equivalents at
        end of year                      $   4,678    $   7,991     $ 15,466
                                           =======      =======      =======

   See accompanying notes.

   Notes to Consolidated Financial Statements

   1. Description of Business and Summary of Significant Accounting Policies

   Description of Business - The Marcus Corporation and its subsidiaries (the Company) operate principally in four business segments:

        Limited-Service Lodging: Operates and franchises lodging facilities under the names Budgetel Inns (see Note 3) and Woodfield Suites, primarily located in the eastern half of the United States.

        Theatres: Operates multi-screen motion picture theatres and a family entertainment center in Wisconsin, Illinois, Ohio and Minnesota.

        Hotels/Resorts: Owns and operates full service hotels and resorts in Wisconsin and California and manages full service hotels and resorts in Wisconsin, Minnesota, Michigan and California.

        Restaurants: Operates KFC restaurants under a license agreement for certain areas in Wisconsin.

   Principles of Consolidation - The consolidated financial statements include the accounts of The Marcus Corporation and all of its subsidiaries. Investments in 50%-owned affiliates are accounted for on the equity method. All intercompany accounts and transactions have been eliminated in consolidation.

   Fiscal Year - The Company reports on a 52/53-week year ending the last Thursday of May. The Restaurants segment had a 53-week year in fiscal 1998. The Limited-Service Lodging and Hotels/Resorts segments had a 53-week year in fiscal 1997. The Theatres and Corporate segments had a 53-week year in fiscal 1996. All other segments had 52-week years in each period.

   Cash Equivalents - The Company considers all highly liquid investments with maturities of three months or less when purchased to be cash equivalents. Cash equivalents are carried at cost, which approximates market.

   Pre-opening Costs - Certain costs incurred prior to opening new or remodeled motels and remodeled hotels are deferred and charged to operations over the 12 months subsequent to the opening. Similar expenses incurred in connection with the opening and remodeling of theatres and restaurants are deferred and charged to operations at the time of opening.

     In April 1998, the AICPA issued Statement of Position (SOP) 98-5, "Reporting on the Costs of Start-Up Activities." The SOP is effective for fiscal years beginning after December 15, 1998 and requires that start-up costs capitalized prior to adoption of the SOP be written off and any future costs be expensed as incurred. As of May 28, 1998, the Company had $917,000 of unamortized start-up costs. It is not practical to estimate at this time what the effect of this change will be on the Company's future earnings or financial position.

   Depreciation and Amortization - Depreciation and amortization of property and equipment are provided using the straight-line method over the following estimated useful lives:

                                                        Years
       Land improvements                               10 - 39
       Buildings and improvements                      10 - 39
       Leasehold improvements                           3 - 39
        Furniture, fixtures and equipment               3 - 20

   Advertising and Marketing Costs - The Company expenses all advertising and marketing costs as incurred.

   Net Earnings Per Share - In February 1997, the Financial Accounting Standards Board (FASB) issued Statement of Financial Accounting Standards
   (SFAS) No. 128, "Earnings per Share," which specifies the computation, presentation and disclosure requirements of earnings per share. All earnings per share amounts for all periods have been presented to conform to SFAS No. 128 disclosure requirements. The numerator for the calculation of basic and diluted earnings per share is net income and the denominator is the respective weighted average shares outstanding. The difference between basic and diluted weighted average shares outstanding is the dilutive effect of employee stock options.

   New Accounting Pronouncements - In June 1997, the FASB issued SFAS No. 130, "Reporting Comprehensive Income," which establishes the standards for reporting and displaying comprehensive income and its components (revenue, expenses, gains and losses) as part of a full set of financial statements. This statement requires that all elements of comprehensive income be reported in a financial statement that is displayed with the same prominence as other financial statements. The statement is effective for fiscal years beginning after December 15, 1997. Since this standard applies only to the presentation of comprehensive income, it will not have any impact on the Company's results of operations, financial position or cash flows.

     In June 1997, the FASB issued SFAS No. 131, "Disclosures about Segments of an Enterprise and Related Information," which is effective for fiscal years beginning after December 15, 1997. SFAS No. 131 establishes standards for the way public business enterprises report information about operating segments in annual financial statements and requires that those enterprises report selected information about operating segments in interim financial reports. It also establishes standards for related disclosures about products and services, geographic areas and major customers. The Company will adopt Statement No. 131 in fiscal 1999. Management has not completed its review of SFAS No. 131, but does not anticipate that the adoption of this statement will have a significant effect on the Company's reported segments.

     In March 1998, the AICPA issued SOP 98-1, "Accounting for the Costs of Computer Software Developed for or Obtained for Internal Use." The SOP is effective for fiscal years beginning after December 15, 1998. The SOP will require the capitalization of certain costs incurred after the date of adoption in connection with developing or obtaining software for internal use. The Company currently capitalizes such costs as incurred and, accordingly, the adoption of this SOP should not have any material impact on the Company's results of operations or financial position.

   Capitalization of Interest - The Company capitalizes interest during construction periods by adding such interest to the cost of property and equipment. Interest of approximately $1,601,000, $1,320,000 and $1,119,000 was capitalized in fiscal 1998, 1997 and 1996, respectively.

   Use of Estimates - The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

   2. Acquisitions and Dispositions

   On October 1, 1997, the Company issued 610,173 shares of Common Stock to Guest House Inn, Inc. (GHI) in exchange for all of the net operating assets of GHI and issued 449,320 new shares of Class B Common Stock to GHI in exchange for the cancellation of the existing 449,320 shares of Class B Common Stock owned by GHI. Share data has been adjusted to reflect the three-for-two stock split (see Note 6). GHI was owned and controlled by certain officers, directors and/or principal controlling shareholders of the Company. Based on this common ownership and control, for financial reporting purposes the assets acquired from GHI were recorded at the historical book value of GHI rather than fair value. The common shares issued to complete this transaction were recorded at their fair value and the excess of this fair value over the historical book value of the assets acquired was recorded as a distribution.

     The Company sold its 18 existing Applebee's Neighborhood Grill & Bar restaurants (Applebee's), two Applebee's under construction, five Applebee's under development and its development rights for Applebee's to Apple South, Inc. (the Purchaser). On June 5, 1995, the Company entered into a management agreement with the Purchaser, whereby the Purchaser would immediately commence managing, operating and assuming all of the Company's existing operating and development responsibilities related to the Company's Applebee's restaurant operations. The Purchaser was entitled to all profits of the restaurants subsequent to June 5, 1995, as reimbursement for its management service. On June 30, 1995, proceeds from the sale of approximately $48.3 million were received in cash. The Company realized a net pre-tax gain of $25.4 million in fiscal 1996. Revenues and operating income from the Company's Applebee's operations were not significant in fiscal 1996.

   3. Budgetel Name Change

   On February 10, 1998, the Company announced that it is planning to change the name of its Budgetel Inns to Baymont Inns and Baymont Inns & Suites by approximately October 31, 1998. As a result of the name change, the Company recorded a $3.9 million pre-tax charge in fiscal 1998 for the write-off of existing signage ($1.5 million), assistance to franchisees ($1.4 million) and other one-time expenses associated with the name change.

   4. Additional Balance Sheet Information

   The composition of accounts and notes receivable is as follows:

                                                       May 28,      May 29,
                                                         1998          1997
                                                          (in thousands)
     Trade receivables                                  $7,549       $3,871
     Notes receivable                                      646           -
     Employee advances                                   2,257          343
     Other receivables                                   3,842        1,317
                                                        ------       ------
                                                       $14,294       $5,531
                                                        ======       ======

     The composition of property and equipment, which is stated at cost, is as follows:

                                                       May 28,      May 29,
                                                          1998         1997
                                                          (in thousands)
     Land and improvements                           $  85,282    $  70,313
     Buildings and improvements                        440,737      399,416
     Leasehold improvements                              9,355        8,059
     Furniture, fixtures and
        equipment                                      187,341      159,715
     Construction in progress                           27,510       12,019
                                                       -------      -------
                                                       750,225      649,522
     Less accumulated depreciation
        and amortization                               190,229      162,470
                                                       -------      -------
                                                      $559,996     $487,052
                                                       =======      =======

   5.  Long-Term Debt

   Long-term debt is summarized as follows:

                                                       May 28,      May 29,
                                                         1998         1997
                                                          (in thousands)
     Senior notes due May 31, 2005,
        with monthly principal and
        interest payments of $362,346,
        bearing interest at 10.22%                   $  21,854    $  23,856

     Senior notes due October 15, 2008,
        with annual principal payments
        of $6,666,666 due beginning
        October 15, 2000, bearing
        interest at 7.41% paid semiannually             60,000       60,000

     Senior notes due October 15, 2011,
        with annual principal payments
        of $2,272,727 due beginning
        October 15, 2001, bearing
        interest at 7.51% paid semiannually             25,000       25,000

     Senior notes due May 15, 2013,
        with annual principal payments
        of $3,571,429 due beginning
        May 15, 2007, bearing interest
        at 6.70% paid semiannually                      25,000           -

     Senior notes due May 15, 2013,
        with annual principal payments
        of $454,545 due beginning
        May 15, 2003, bearing interest
        at 6.66% paid semiannually                       5,000           -

     Mortgage notes due to 2008                         11,564        9,061
     Industrial Development Revenue
        Bonds due to 2006                                6,686        7,100
     Unsecured term notes                               46,625       52,375
     Commercial paper                                   12,180           -
     Revolving credit agreements                         2,000           -
                                                       -------      -------
                                                       215,909      177,392
     Less current maturities                            10,277        9,327
                                                       -------      -------
                                                      $205,632     $168,065
                                                       =======      =======


     Substantially all of the mortgage notes, both fixed rate and adjustable, bear interest from 7.2% to 9.0% at May 28, 1998. Adjustable rate Industrial Development Revenue Bonds ($3,781,000 at May 28, 1998) bear interest at 76.5% of prime plus 1% (effectively 7.5% at May 28, 1998), or are adjustable based on high quality tax-exempt obligation rates (approximately 4.0% at May 28, 1998). The Company's remaining Industrial Development Revenue Bonds bear interest at 6.5% or 8.8%. The mortgage notes and the Industrial Development Revenue Bonds are secured by the related land, buildings and equipment.

     The Company has four unsecured term notes outstanding, as follows:

                                                       May 28,      May 29,
                                                         1998         1997
                                                          (in thousands)
     Note due May 31, 2004, with quarterly
        principal payments of $781,250.
        The variable interest rate is based
        on the LIBOR rate with an effective
        rate of 6.44% at May 28, 1998 and is
        payable quarterly.                             $17,969      $21,875

     Note due February 1, 2003, with quarterly
         principal payments of $714,286 due
         beginning May 1, 1999. The variable
         interest rate is based on the LIBOR
         rate with an effective rate of 6.71%
         at May 28, 1998 and is payable quarterly.      20,000       20,000

     Note due October 1, 2000, with quarterly
        principal payments of $750,000. The
        variable interest rate is based on the
        LIBOR rate with an effective rate
        of 6.44% at May 28, 1998 and is
        payable quarterly.                               7,500       10,500

     Note due April 28, 2003, with monthly
        payments of $20,267, including
        interest at 2%                                   1,156           -
                                                       -------      -------
                                                       $46,625      $52,375
                                                       =======      =======

     The Company issues commercial paper through an agreement with a bank which bears interest at 5.7% at May 28, 1998. The agreement requires the Company to maintain unused bank lines of credit at least equal to the principal amount of its outstanding commercial paper. At May 28, 1998, the Company had $35,820,000 of unused credit lines available under various bank revolving credit agreements which mature throughout 1999. The interest rates under the revolving credit agreements were at prime (8.5%) at May 28, 1998. There is an annual commitment fee of .25% of the unused portion of these commitments. The Company has the ability and intent to replace commercial paper borrowings, revolving credit borrowings and certain other long-term debt with long-term borrowings under its private placement financing agreement. Accordingly, the Company has classified these borrowings at May 28, 1998, as long-term.

     Scheduled annual principal payments on long-term debt for the five years subsequent to May 28, 1998, are:

     Fiscal Year                                 (in thousands)
     1999                                              $10,277
     2000                                               13,398
     2001                                               19,005
     2002                                               20,812
     2003                                               27,478


     Interest paid, net of amounts capitalized, in 1998, 1997 and 1996 totaled $13,179,000, $10,985,000, and $8,272,000, respectively.

     The Company has a swap agreement covering $7,500,000, which is reduced by $750,000 quarterly, expires October 1, 2000, and requires the Company to pay interest at a defined fixed rate of 5.08% while receiving interest at a defined variable rate of three-month LIBOR (5.69% at May 28, 1998). The Company also has a swap agreement covering $7,500,000 which expires August 6, 2001, and requires the Company to pay interest at a defined fixed rate of 6.56% while receiving interest at a defined variable rate of three-month LIBOR (5.69% at May 28, 1998). Together, these swap agreements effectively convert $15,000,000 of the Company's variable rate unsecured term notes to a fixed rate. The Company recorded the net interest expense (income) related to these swap agreements as incurred, totaling $3,000, $4,000 and $(96,000) in 1998, 1997 and 1996, respectively. The accompanying consolidated balance sheet at May 28, 1998, does not reflect the negative fair market value of the remaining swap agreements as determined by the lender, which totals approximately $101,000.

     The carrying amounts of the Company's long-term debt, based on the respective rates and prepayment provisions of the senior notes, approximate their fair value.

   6. Shareholders' Equity

   The Company's Board of Directors declared three-for-two stock splits, effected in the form of 50% stock dividends, which were distributed on December 5, 1997 and November 14, 1995 to all holders of Common and Class B Common Stock. All per share, weighted average shares outstanding and stock option data prior to the respective distribution dates have been adjusted to reflect these dividends.

     Shareholders may convert their shares of Class B Common Stock into shares of Common Stock at any time. Class B Common Stock shareholders are substantially restricted in their ability to transfer their Class B Common Stock. Holders of Common Stock are entitled to cash dividends per share equal to 110% of all dividends declared and paid on each share of the Class B Common Stock. Holders of Class B Common Stock are entitled to ten votes per share while holders of Common Stock are entitled to one vote per share on any matters brought before the shareholders of the Company. Liquidation rights are the same for both classes of stock.

     Shareholders have approved the issuance of up to 1,237,500 shares of Common Stock under various stock option plans. The options generally become exercisable 40% after two years, 60% after three years and 80% after four years. The remaining options are exercisable five years after the date of the grant. At May 28, 1998 and May 29, 1997, there were 918,980 and 1,083,225 shares, respectively, available for grants under the plans.

     The Company has elected to follow Accounting Principles Board Opinion No. 25, "Accounting for Stock Issued to Employees" (APB No. 25), in accounting for its employee stock options. Under APB No. 25, because the exercise price of the Company's employee stock options equals the market price of the underlying stock on the date of grant, no compensation expense is recognized.

     Pro forma information regarding net earnings and earnings per share required by SFAS No. 123, "Accounting for Stock Based Compensation," has been determined as if the Company had accounted for its employee stock options under the fair value method of that statement. The fair value for these options was estimated at the date of grant using a Black-Scholes option pricing model with the following assumptions for 1998, 1997 and 1996, respectively: risk-free interest rates of 5.2%, 5.3% and 5.5%; dividend yield of 1.3% in all years; volatility factors of the expected market price of the Company's common stock of 48% for 1998 and 55% for 1997 and 1996, and an expected life of the option of approximately 6 years. Based on this analysis, the impact on net earnings and earnings per share is immaterial.

     A summary of the Company's stock option activity and related information follows:

                                                 May 28,                    May 29,              May 30,
                                                   1998                       1997                 1996

                                                      Weighted-                   Weighted-
                                                       Average                     Average
                                                       Exercise                   Exercise
                                          Options       Price        Options        Price        Options
                                                                     (options in thousands)
    Outstanding at beginning of year           828        $11.72          759         $10.75          711
    Granted                                    180         16.52          126          16.67          186
    Exercised                                 (145)         9.48          (44)          9.15          (89)
    Forfeited                                  (23)        15.34          (13)         13.15          (49)
                                             -----        ------        -----         ------        -----
    Outstanding at end of year                 840        $13.04          828         $11.72          759
                                             -----        ------        -----         ------        -----
    Exercisable at end of year                 389        $10.66          371         $10.61          216
                                             -----        ------        -----         ------        -----
    Weighted-average fair value of
      options granted during year            $7.77                      $8.64                       $6.81
                                             =====                      =====                       =====

     Exercise prices for options outstanding as of May 28, 1998 ranged from $3.11 to $18.13. The weighted-average remaining contractual life of those options is 6.8 years.

     The Company's Board of Directors has approved the repurchase of up to 1,687,500 shares of Common Stock to be held in treasury. The Company intends to reissue these shares upon the exercise of stock options and for savings and profit-sharing contributions. The Company purchased 145,297, 13,751 and 10,691 shares pursuant to this plan during 1998, 1997 and 1996, respectively. At May 28, 1998, there were 362,473 shares available for repurchase under this authorization.

     The Board has authorized the issuance of up to 750,000 shares of Common Stock for The Marcus Corporation Dividend Reinvestment and Associate Stock Purchase Plan. At May 28, 1998, there were 719,985 shares available under this authorization.

     The Company's loan agreements include, among other covenants, restrictions on retained earnings and maintenance of certain financial ratios. At May 28, 1998, retained earnings of approximately $80,874,000 were unrestricted.

   7. Employee Benefit Plans

   The Company has a qualified profit-sharing savings plan (401(k) plan) covering eligible employees. The 401(k) plan provides for a contribution of a minimum of 1% of defined compensation for all plan participants and matching of 25% of employee contributions up to 6% of defined compensation. In addition, the Company may make additional discretionary contributions. The Company also sponsors unfunded nonqualified defined benefit and deferred compensation plans. Pension and profit-sharing expense for all plans was $1,814,000, $1,485,000 and $1,355,000 for fiscal 1998, 1997 and 1996, respectively.

   8. Income Taxes

   Income tax expense consists of the following:

                                                    Year ended
                                         May 28,     May 29,     May 30,
                                           1998        1997        1996
                                                  (in thousands)
   Currently payable:
     Federal                             $12,173     $14,415     $22,347
     State                                 2,713       3,512       5,368
   Deferred                                4,054       2,398          70
                                         -------     -------     -------
                                         $18,940     $20,325     $27,785
                                         =======     =======     =======

     The Company recognizes deferred tax assets and liabilities based upon the expected future tax consequences of events that have been included in the financial statements or tax returns. Under the liability method, deferred tax assets and liabilities are determined based on the difference between the financial statement and tax basis of assets and liabilities using enacted tax rates for the year in which the differences are expected to reverse.

     The components of the net deferred tax liability were as follows:

                                         May 28,     May 29,
                                            1998        1997
                                            (in thousands)
       Deferred tax assets:
         Accrued employee benefits     $   2,140    $  1,765
         Other                             1,419         493
                                         -------     -------
       Total deferred assets               3,559       2,258

       Deferred tax liability -
         Depreciation and amortization    30,038      24,683
                                         -------     -------
       Net deferred tax liability
         included in balance sheet      $ 26,479     $22,425
                                         =======      ======

     A reconciliation of the statutory federal tax rate to the effective tax rate follows:
                                                  Year ended
                                         May 28,     May 29,     May 30,
                                            1998        1997        1996

     Statutory federal tax rate            35.0 %      35.0 %      35.0 %
     State income taxes,
       net of federal income
       tax benefit                          5.1         5.1         5.1
     Other                                  (.1)        (.4)        (.5)
                                           ----        ----        ----
                                           40.0 %      39.7 %      39.6 %
                                           ====        ====        ====

     Income taxes paid in 1998, 1997 and 1996 totaled $19,323,000, $19,268,000 and $28,391,000, respectively.

   9. Commitments, License Rights and Contingencies

   Lease Commitments - The Company leases real estate under various noncancellable operating leases with an initial term greater than one year. Percentage rentals are based on the revenues at the specific rented property. Certain sublease agreements include buyout incentives. Rent expense charged to operations under these leases was as follows:

                                                   Year ended
                                         May 28,     May 29,     May 30,
                                            1998        1997        1996
                                                   (thousands)
       Fixed minimum rentals             $2,733      $2,282      $2,287
       Percentage rentals                   188         335         356
       Sublease rental income              (182)       (182)       (182)
                                          -----       -----       -----
                                         $2,739      $2,435      $2,461
                                          =====       =====       =====

     Payments to affiliated parties for lease obligations were approximately $144,000, $492,000 and $268,000 in 1998, 1997 and 1996, respectively.
     Aggregate minimum rental commitments at May 28, 1998, are as follows:

        Fiscal Year
                                              (in thousands)
           1999                                     $  1,433
           2000                                        1,418
           2001                                        1,470
           2002                                        1,457
           2003                                        1,221
        After 2003                                     9,519
                                                     -------
                                                     $16,518
                                                     =======

      Included in the above commitments is $528,000 in minimum rental commitments to affiliated parties.

   Commitments - The Company has commitments for the completion of construction at various properties and the purchase of various properties totaling approximately $53,600,000 at May 28, 1998.

   License Rights - The Company owns the license rights in certain areas to operate its restaurants and to sell products using the KFC trademark. In addition, the Company has license rights to operate a hotel using the Hilton trademark. Under the terms of the licenses, the Company is obligated to pay fees based on defined gross sales. The KFC license also requires the Company to pay an additional fee for each new location established.

   Contingencies - The Company guarantees the debt of joint ventures and other entities totaling approximately $16,599,000 at May 28, 1998. The debt of the joint ventures is collateralized by the real estate, buildings and improvements, and all equipment of each joint venture.

   10. Joint Venture Transactions

   At May 28, 1998 and May 29, 1997, the Company held investments of $1,496,000 and $1,439,000, respectively, in various approximately 50%-owned affiliates (joint ventures) which are accounted for under the equity method.

      The Company has receivables from the joint ventures of $1,288,000 and $1,066,000 at May 28, 1998 and May 29, 1997, respectively. The Company earns interest on $405,000 and $189,000 of the receivables at approximately prime to prime plus 1.5% at May 28, 1998 and May 29, 1997, respectively.

      Included in notes payable at May 28, 1998 and May 29, 1997, is $2,044,000 and $2,294,000, respectively, due to joint ventures in connection with cash advanced to the Company. The Company pays interest on the cash advances based on the 90-day certificate of deposit rates.

   11. Business Segment Information

   Following is a summary of business segment information for 1996 through 1998:

                                    Limited-Service                   Hotels/                      Corporate
                                        Lodging       Theatres        Resorts      Restaurants       Items          Total
                                                                  (in thousands)
   1998
      Revenues                         $145,658      $  91,825       $  70,305        $27,596        $    400       $335,784
      Operating income
        (loss)                           31,479         19,676           7,874          3,558          (4,968)        57,619
      Depreciation and
        amortization                     17,910          6,069           6,649          1,969             307         32,904
      Assets                            292,571        149,491         102,923         23,279          40,240        608,504
      Capital expenditures,
        including business
        acquisitions                     25,241         59,440          24,903            569           5,727        115,880
                                        -------        -------         -------        -------        --------        -------
      1997
      Revenues                         $135,251      $  80,586       $  60,210        $26,828       $     482       $303,357
      Operating income (loss)            39,787         16,865           5,464          2,681          (4,066)        60,731
      Depreciation and amortization      15,389          5,071           6,174          2,001             268         28,903
      Assets                            287,027         98,554          79,829         24,979          31,568        521,957
      Capital expenditures,
        including business
        acquisitions                     55,916         37,364          13,445            384             405        107,514
                                        -------        -------         -------        -------        --------        -------
      1996
      Revenues                         $118,679      $  63,696       $  53,498        $25,927       $     487       $262,287
      Operating income (loss)            36,266         15,017           3,374          1,992          (4,834)        51,815
      Depreciation and amortization      13,815          3,265           5,467          2,191             379         25,117
      Assets                            247,328         63,365          73,045         29,041          42,536        455,315
      Capital expenditures,
        including business
        acquisitions                     51,542         20,316           8,010            619           3,202         83,689
                                        =======        =======         =======        =======        ========

   (1)  Includes a $3.9 million charge related to the Budgetel name change.


      Corporate items include amounts not allocable to the business segments. Corporate revenues consist principally of rent and the corporate operating loss includes general corporate expenses. Corporate assets primarily include cash and cash equivalents, notes receivable, receivables from joint ventures and land held for development.

      The Company has a loan outstanding of approximately $2,749,000 at May 28, 1998, to one of the hotels it manages, which bears interest at the prime rate plus 1% and matures December 31, 2008.

   Auditors' Report and Management Statement

   Report of Independent Auditors

   The Board of Directors and Shareholders of The Marcus Corporation

      We have audited the accompanying consolidated balance sheets of The Marcus Corporation (the Company) as of May 28, 1998 and May 29, 1997, and the related consolidated statements of earnings, shareholders' equity and cash flows for each of the three years in the period ended May 28, 1998. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

      We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

      In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of the Company at May 28, 1998 and May 29, 1997, and the consolidated results of its operations and its cash flows for each of the three years in the period ended May 28, 1998, in conformity with generally accepted accounting principles.

                                                            ERNST & YOUNG LLP

   Milwaukee, Wisconsin
   July 22, 1998


   Statement of Management Responsibility for Financial Statements

      The management of The Marcus Corporation and its subsidiaries is responsible for the preparation of the financial and operating information contained in this annual report, including the consolidated financial statements audited by Ernst & Young LLP, independent auditors. These statements were prepared in conformity with generally accepted accounting principles and include amounts that are based on the best estimates and judgments of management.

      A system of internal financial controls provides management with reasonable assurance that transactions are recorded and executed as authorized, that assets are properly safeguarded and accounted for, and that records are maintained to permit preparation of financial statements in accordance with generally accepted accounting principles. The Company also has policies and guidelines that require employees to maintain a high level of ethical standards.

      The Audit Committee of the Board of Directors is composed entirely of outside directors and has unrestricted access to representatives of Ernst & Young LLP.



   /s/ Stephen H. Marcus                             /s/ Douglas A. Neis
       Stephen H. Marcus                                 Douglas A. Neis
   Chairman and Chief Executive Officer               Chief Financial Officer
                                                           and Treasurer

   Eleven-year Financial Summary
                       1998(2)    1997    1996(3)     1995    1994(4)     1993      1992       1991     1990      1989     1988
   Operating Results
   (dollars in
     thousands)
   Revenues           $335,784  303,357   262,287   277,990   242,614   212,910   204,297    188,008  176,592   166,710  162,393
   Net earnings       $ 28,444   30,881    42,307    24,136    22,829    16,482    13,289     11,618   10,781    10,042   10,073
                       -------  -------   -------   -------   -------   -------   -------    -------  -------   -------  -------
   Common Stock
    Data(1)
   Net earnings
    per share         $    .94     1.04      1.42       .82       .77       .63       .52        .45      .42       .39      .39
   Cash dividends
    per share         $    .22      .20       .23       .15       .13       .11       .10        .09      .08       .07      .07
   Weighted average
    shares
    outstanding
    (in thousands)      30,293   29,745    29,712    29,537    29,492    26,208    25,325     25,569   25,839    25,959   26,046
   Book value per
    share             $  10.00     9.37      8.51      7.29      6.61      5.95      4.97       4.54     4.17      3.83     3.53
                       -------  -------   -------   -------   -------   -------   -------    -------  -------   -------  -------
   Financial Position
   (dollars in
    thousands)

   Total assets       $608,504  521,957   455,315   407,082   361,606   309,455   274,394    255,117  230,789   197,898  181,354
   Long-term
    debt              $205,632  168,065   127,135   116,364   107,681    78,995   100,032     96,183   85,563    64,163   56,635
   Shareholders'
    equity            $302,531  277,293   251,248   214,464   193,918   173,980   124,874    114,697  106,983    98,250   91,318
   Capital
    expenditures,
    including
    business
    acquisitions      $115,880  107,514    83,689    77,083    75,825    47,237    27,238     39,861   42,385    34,253   23,591
                       -------  -------   -------   -------   -------   -------   -------    -------  -------   -------  -------
   Financial Ratios
   Current ratio           .43      .39       .62       .41       .67       .90       .73        .65      .91       .75     1.00
   Debt/capitali-
    zation ratio           .42      .39       .35       .37       .37       .34       .46        .47      .45       .41      .40
   Return on
    revenues              8.5%    10.2%     16.1%      8.7%      9.4%      7.7%      6.5%       6.2%     6.1%      6.0%     6.2%
   Return on average
    shareholders'
    equity                9.8%    11.7%     18.2%     11.8%     12.4%     11.0%     11.1%      10.5%    10.5%     10.6%    11.6%
                       ======   ======    ======    ======    ======     =====    ======     ======   ======    ======   ======


   (1) All per share and shares outstanding data is on a diluted basis and has been adjusted to reflect stock splits in 1998, 1996 and 1993.
   (2) Includes charge of $2.34 million or $0.08 per share for costs associated with the Budgetel name change.
   (3) Includes gain of $14.8 million or $0.49 per share on sale of certain restaurant locations.
   (4) Includes gain of $1.8 million or $0.06 per share for cumulative effect of change in accounting for income taxes.


   Quarterly Information and Stock Prices


   Supplementary Quarterly Financial Data (Unaudited)
   (in thousands except per share data)



                         12 Weeks Ended      12 Weeks Ended      12 Weeks Ended        16 Weeks Ended
   Fiscal 1998          August 21, 1997   November 13, 1997    February 5, 1998          May 28, 1998
   Revenues                     $90,053             $71,184             $71,220              $103,327
   Operating income              24,205              13,674               8,092                11,648
   Net earnings                  13,065               6,917               3,035                 5,427
   Net earnings per share*          .44                 .23                 .10                   .18


                         12 Weeks Ended      12 Weeks Ended      12 Weeks Ended        16 Weeks Ended
   Fiscal 1997          August 22, 1996   November 14, 1996    February 6, 1997          May 29, 1997
   Revenues                     $77,824             $64,828             $63,206               $97,499
   Operating income              21,418              13,487               8,745                17,081
   Net earnings                  11,628               6,782               3,715                 8,756
   Net earnings per share*          .39                 .23                 .12                   .29



   Last Sale Price Range of Common Stock

                                  First              Second               Third                Fourth
   Fiscal 1998*                 Quarter             Quarter             Quarter               Quarter
   High                          $17.29              $20.67              $20.38                $18.13
   Low                            16.00               16.54               16.38                 16.06


   Fiscal 1997*
   High                          $18.50              $16.59              $15.50                $16.33
   Low                            14.17               14.59               13.50                 14.00


   *Adjusted for the 50% stock dividend distributed December 5, 1997.


   On August 7, 1998, there were 2,215 shareholders of record for the Common Stock and 47 shareholders of record for the Class B Common Stock.