Form 10-K405, Exhibit 13
period 1999-05-27
MARCUS CORP
filed 1999-08-24
CIK 62234

MANAGEMENT'S DISCUSSION AND
ANALYSIS

FORWARD-LOOKING STATEMENTS

Certain matters discussed in this annual report to shareholders, particularly in the Shareholders' Letter and Management's Discussion and Analysis, are "forward-looking statements" intended to qualify for the safe harbors from liability established by the Private Securities Litigation Reform Act of 1995. These forward-looking statements may generally be identified as such because the context of such statements will include words such as the Company "believes," "anticipates," "expects" or words of similar import. Similarly, statements that describe the Company's future plans, objectives or goals are also forward-looking statements. Such forward-looking statements are subject to certain risks and uncertainties, including, but not limited to, the following:
(i) the Company's ability to identify properties to acquire, develop and/or manage and continuing availability of funds for such development; (ii) the limited-service lodging division's ability to attract and retain quality franchise operators and to effectively execute its Baymont name change strategy;
(iii) continuing consumer demand as a result of general economic conditions with respect to the hotels and resorts and limited-service lodging divisions; (iv) continuing availability, in terms of both quality and quantity, of films for the theatre division; (v) absence of significant increases in costs of obtaining food for the restaurant division; and (vi) competitive conditions in the markets served by the Company. Shareholders, potential investors and other readers are urged to consider these factors carefully in evaluating the forward-looking statements and are cautioned not to place undue reliance on such forward-looking statements. The forward-looking statements made herein are made only as of the date of this report and the Company undertakes no obligation to publicly update such forward-looking statements to reflect subsequent events or circumstances.

RESULTS of OPERATIONS

GENERAL

The Marcus Corporation and its four divisions report their consolidated and individual segment results of operations on either a 52-or 53-week fiscal year. Fiscal 1999 was a 52-week year for the Company and each of its divisions. Fiscal 1998 was a 53-week fiscal year for the Company's restaurant division, while the Company and each of its other divisions reported on a 52-week fiscal year. Fiscal 1997 was a 53-week fiscal year for the Company's limited-service lodging and hotel/resort divisions, while the Company and each of its other divisions reported on a 52-week fiscal year. Fiscal 2000 will be a 52-week year for the Company and each of its divisions.

Historically, the Company's fiscal year has been divided into three 12-week quarters and a final quarter consisting of 16 or 17 weeks. In fiscal 1999, the Company began dividing its fiscal year into three 13-week quarters and a final quarter consisting of 13 or 14 weeks. The Company made this change in order to simplify its reporting process and provide greater consistency between quarters. To facilitate comparisons with fiscal 1999 quarterly results included in the Supplementary Quarterly Financial Data provided in this annual report to shareholders, fiscal 1998 quarterly results have been presented on a pro forma basis, as if the periods had been reported on the new basis.

Total revenues for fiscal 1999 were $362.9 million, an increase of $28.1 million, or 8.4%, compared to fiscal 1998 revenues of $334.8 million. Fiscal 1998 revenues increased $32.1 million, or 10.6%, from fiscal 1997 revenues. The Company's theatre and hotel/resort divisions contributed the greatest increase in revenues during both fiscal years. The additional week of results reported for the restaurant division in fiscal 1998 did not materially impact the Company's consolidated results of operations due to the relative size of the restaurant division compared to the Company's other divisions. The additional week of results reported for the limited-service lodging and hotel/resort divisions in fiscal 1997 contributed an additional $3.5 million in revenues and $1.5 million in operating income to the Company's fourth quarter and fiscal 1997 results.

Net earnings for fiscal 1999 were $23.1 million, or $.77 per share. This represented a $7.6 million, or 24.8%, decrease from comparable fiscal 1998 earnings of $30.7 million, or $1.02 per share, excluding the after-tax charge of $2.34 million, or $.08 per share, in fiscal 1998 resulting from the Company's decision to change the name of Budgetel Inns to Baymont Inns & Suites. The Company recorded a $2.34 million after-tax charge ($3.9 million before-tax) to earnings for the write-off of existing signage and other one-time expenses associated with the name change during the fourth quarter of fiscal 1998. Including the name change charge, net earnings were $28.4 million, or $.94 per share, for fiscal 1998. Fiscal 1998 earnings, again excluding the name change charge, decreased $100,000, or 0.3%, from comparable fiscal 1997 earnings of $30.9 million, or $1.04 per share. Weighted average shares outstanding were 30.1 million for fiscal 1999, 30.3 million for fiscal 1998 and 29.7 million for fiscal 1997. All per share and share data in this discussion have been adjusted to reflect the Company's three-for-two stock split effected in the form of a 50% stock dividend on December 5, 1997. The Company adopted SFAS No. 128, "Earnings per Share," in fiscal 1998. Prior period amounts have been restated under the new standard. All per share data presented herein is on a diluted basis.

The Company's net interest expense, net of investment income, totaled $16.1 million for fiscal 1999. This represented an increase of $4.3 million, or 36.4%, over fiscal 1998 net interest expense of $11.8 million. Fiscal 1998 net interest expense increased $1.8 million, or 17.7%, over fiscal 1997 net interest expense of $10.0 million. These increases were the result of additional borrowings in fiscal 1999 and fiscal 1998 used to help finance the Company's capital expansion program.

The Company's income tax expense for fiscal 1999 was $15.7 million, a decrease of $3.2 million from fiscal 1998. The Company's effective tax rate for fiscal 1999 was 40.5%, compared to 40.0% in fiscal 1998 and 39.7% in fiscal 1997. The increased effective tax rate during fiscal 1999 was the result of increased state income taxes, net of federal income tax benefits. The Company believes its effective tax rate could increase slightly in fiscal 2000.

Historically, the Company's first fiscal quarter has produced the strongest operating results because this period coincides with the typical summer seasonality of the movie theatre industry and the summer strength of the Company's lodging and food service businesses. The Company's third fiscal quarter has historically produced the weakest operating results primarily due to the effects of reduced travel during the winter months on the Company's lodging businesses.

The Company is continuing its aggressive capital expansion plan that it began in fiscal 1994, incurring approximately $500 million in aggregate capital expenditures during the last five fiscal years. The Company's current plans include the following goals:

o Completing the Baymont Inns & Suites conversion strategy in fiscal 2000, including the implementation of lobby breakfasts at a vast majority of the chain's properties, and then increasing the total number of Baymont Inns and Baymont Inns & Suites to over 300 within the next four years. The Company currently believes that most of this anticipated future growth will ultimately come from its emphasis on opening new franchised Baymont Inns and Baymont Inns & Suites. Up to two new Company-owned and 28 new franchised properties are currently under development for fiscal 2000. The Company plans to further emphasize franchising in the future by exploring the potential sale of approximately 20 Company-owned properties to new and existing franchisees over the next three years, with the Company possibly retaining a management contract in some cases.

o Increasing its number of movie theatre screens to 500 during calendar 2000, with expected continued expansion outside of Wisconsin. Up to 60 new screens are currently planned to be opened by the Company in fiscal 2000, including 37 new screens to be added to existing locations in Wisconsin, Illinois and Minnesota and the Company's second large screen IMAX(R) 2D/3D theatre at its Addison, Illinois location. The Company also has plans to complete its stadium seating retrofit program, resulting in stadium seating in approximately 90% of its first-run screens by the end of fiscal 2000.

o Adding one or two hotel properties each year over the next few fiscal years, either Company-owned or managed for others. In some cases, the Company may own only a partial interest in the new properties. The Company currently has two company-owned projects under construction: an extensive addition to the Hilton Milwaukee City Center, scheduled to open in July 2000; and a 238-room public/private endeavor with the City of Madison, Wisconsin - the Hilton Madison at Monona Terrace, scheduled to open late in fiscal 2001.

o Increasing its number of Woodfield Suites. The Company currently has one Company-owned Woodfield Suites scheduled to open late in fiscal 2000 and is evaluating additional sites and franchising opportunities.

o Evaluating new business opportunities. The Company recently began constructing a vacation ownership development at the Grand Geneva Resort & Spa, representing the Company's entrance into the timesharing business. The Company expects to begin selling units during the summer of 1999, with construction of the first 24 units scheduled for completion by the end of the fiscal year.

The actual number, mix and timing of potential future new facilities and expansions will depend in large part on continuing favorable industry and economic conditions, the Company's financial performance and available capital, the competitive environment, evolving customer needs and trends and the continued availability of attractive opportunities. It is likely that the Company's expansion goals will continue to evolve and change in response to these and other factors with no assurance that these current goals will be achieved.

YEAR 2000 READINESS DISCLOSURE

The Year 2000 issue refers generally to the data structure problem that may prevent systems from properly recognizing dates after the year 1999. The Year 2000 issue affects information technology (IT) systems, such as computer programs and various types of electronic equipment that process date information by using only two digits rather than four digits to define the applicable year, and thus may recognize a date using "00" as the year 1900 rather than the year 2000. The issue also affects some non-IT systems, such as devices which rely on embedded microchips to process date information. The Year 2000 issue may result in system failures or miscalculations, causing disruptions of a company's operations. Moreover, even if a company's systems are Year 2000 compliant, a problem may exist to the extent that the data that such systems process is not compliant.

State of Readiness: The Company has implemented a Year 2000 Program designed to ensure that the Company's computer system and applications will function properly through 1999, into Year 2000 and beyond. The Company's Year 2000 Program has four phases: (1) identification and assessment, (2) remediation (including modification, upgrading and replacement), (3) testing and (4) contingency planning. The Company's Year 2000 Program is an ongoing process involving continual evaluation and may be subject to a change in response to new developments.

The Company has four distinct operating divisions. The Company has identified corporate-wide and division specific operating systems and is finalizing the remediation and testing of modified, upgraded and replacement systems. This testing will continue through the remainder of 1999. Corporate financial and human resource management/payroll systems are scheduled for completion of testing during the fourth quarter of the calendar year. The Company expects that all critical IT systems and critical embedded systems will be compliant by December 31, 1999. The Company has surveyed all operating divisions and has identified any non-IT systems, which if not Year 2000 compliant, may have a material adverse effect on the Company's business, operating results or financial condition. The Company has identified and surveyed its critical vendors, suppliers and financial institutions with which it has material relationships. Based on current survey status, the Company is not aware of any material third-party Year 2000 risks not resolved by contingency plans.

Costs to Address Year 2000 Issues: The Company estimates that the cost of remediation of problems related to Year 2000 issues will be less than $750,000, the majority of which is expected to be capitalized.

Contingency Plan: If the Company's IT systems are not Year 2000 compliant on a timely basis, the Company plans to operate such systems manually until any Year 2000 issues are remediated. Although such failure should not result in any loss of data and information, it may increase some costs of operation. All systems will be backed-up prior to January 1, 2000, with some being turned off following back-up to reduce any potential for failure at time of rollover. Contingency plans are being developed for all critical processes to operate manually. In addition, if the failure of major utility companies to operate properly in the Year 2000 contributes to the failure of internal systems, contingency plans focus on the safety and security of guests and asset preservation. The Company expects to maintain close contact with third parties with whom it has material relationships, such as vendors, suppliers and financial institutions, to ensure that such third parties' Year 2000 compliance issues do not materially adversely affect the Company's operations. Contingency plans include alternate plans should one of these third parties be unable to maintain their supply chain to the Company.

In light of its compliance efforts, the Company does not believe that the Year 2000 issue will materially adversely affect operations or results of operations, and does not expect implementation to have a material impact on the Company's financial statements. However, there can be no assurance that the Company's systems will be Year 2000 compliant prior to December 31, 1999, or that the failure of any such system will not have a material adverse effect on the Company's business, operating results and financial condition. To the extent the Year 2000 problem has a material adverse effect on the business, operations or financial condition of third parties with whom the Company has material relationships, such as vendors, suppliers and financial institutions, the Year 2000 problem may also have a material adverse effect on the Company's business, results of operations and financial condition.

QUANTITATIVE AND QUALITATIVE
DISCLOSURES ABOUT MARKET RISK

The Company is exposed to market risk related to changes in interest rates. The Company manages its exposure to this market risk through the monitoring of available financing alternatives.

Variable interest rate risk: The Company's earnings are affected by changes in short-term interest rates as a result of its borrowings under its revolving credit agreements, floating-rate mortgages/industrial development revenue bonds and unsecured term notes not subject to interest rate swap agreements. Based upon the Company's variable rate debt for such borrowings at May 27, 1999, a 100 basis point increase in market rates would increase interest expense and decrease earnings before income taxes by approximately $400,000. This sensitivity analysis does not consider any actions management might take to mitigate its exposure in the event of a change of such magnitude. The Company's commercial paper outstanding at May 27, 1999 has been excluded from the above sensitivity analysis. Although commercial paper is classified as long-term debt based upon the Company's ability and intent to replace it with long-term borrowings, all outstanding commercial paper matures within two months of year-end. As a result, there would be no material expected change in interest expense or fair market value following a reasonably expected change in interest rates.

Fixed interest rate risk: The fair value of long-term fixed interest rate debt may also be subject to interest rate risk. Generally, the fair market value of fixed interest rate debt will increase as interest rates fall and decrease as interest rates rise. Based upon the respective rates and prepayment provisions of the Company's fixed interest rate senior notes and mortgages at May 27, 1999, the carrying amounts of such debt approximates their fair value.

Interest rate swaps: The Company enters into interest rate swap agreements to manage its exposure to interest rate changes. The swaps involve the exchange of fixed and variable interest rate payments without exchanging the notional principal amount. Payments or receipts on the agreements are recorded as adjustments to interest expense. At May 27, 1999, the Company had interest rate swap agreements in place of $4.5 million, expiring on October 2, 2000, and $7.5 million, expiring August 6, 2001. The Company pays a defined fixed rate while receiving a defined variable rate based on LIBOR. Together, these swap agreements effectively convert $12.0 million of the Company's variable rate unsecured term notes to a fixed rate. The additional net interest expense recorded in fiscal 1999 and 1998 as a result of the swap agreements was not material. The fair value of these interest rate swap agreements represents the estimated receipts or payments that would be made to terminate the agreements. At May 27, 1999, the fair market value of the Company's swap agreements, as determined by the lender, was a liability of approximately $142,000.

LIMITED-SERVICE LODGING

The Company's largest division is its limited service lodging division, which contributed 39.0% of the Company's consolidated revenues and 44.5% of Company consolidated operating income, excluding corporate items, during fiscal 1999.

The division's primary business consists of owning and franchising Baymont Inns & Suites and Woodfield Suites, which respectively operate in the limited-service economy and limited-service all-suites segments of the lodging industry. The following tables set forth revenues, operating income, operating margin, number of units and rooms data for the limited-service lodging division for the last three fiscal years:

                                     1999            1998           1997
-------------------------------------------------------------------------
                                              (in millions)
Revenues                          $ 141.6         $ 144.7        $ 134.7
Operating income                     25.5            35.4*          39.8
Operating margin (% of revenues)     18.0%           24.4%*         29.5%
-------------------------------------------------------------------------
* Excludes $3.9 million before-tax charge for Baymont name change.

                                     Number of units at year-end
                                     ------------------------------------
                                     1999            1998           1997
-------------------------------------------------------------------------
Baymont Inns & Suites
   Company-owned or operated           99             106            104
   Franchised                          65              50             39
-------------------------------------------------------------------------
Total Baymont Inns & Suites           164             156            143
-------------------------------------------------------------------------
Woodfield Suites
   Company-owned                        6               5              4
-------------------------------------------------------------------------
Total number of units                 170             161            147
-------------------------------------------------------------------------
                                     Available rooms at year-end
                                     ------------------------------------
                                     1999            1998           1997
-------------------------------------------------------------------------
Baymont Inns & Suites
   Company-owned or operated       10,380          11,326         11,111
   Franchised                       5,984           4,766          3,757
-------------------------------------------------------------------------
Total Baymont Inns & Suites        16,364          16,092         14,868
-------------------------------------------------------------------------
Woodfield Suites                      737             610            490
-------------------------------------------------------------------------
Total available rooms              17,101          16,702         15,358
-------------------------------------------------------------------------

Total revenues in the limited-service lodging division decreased 2.2% during fiscal 1999 due primarily to reduced occupancy at Baymont Inns & Suites. Total revenues increased 7.5% during fiscal 1998 principally as a result of increased available rooms. The additional week of operations included in the limited-service lodging division's fiscal 1997 results contributed an additional $2.5 million to fiscal 1997 revenues and approximately $1.2 million to fiscal 1997 operating income. Average daily room rates at Baymont Inns & Suites increased 3.1% in both fiscal 1999 and 1998. Baymont's occupancy percentage decreased 3.9 and 2.9 percentage points during fiscal 1999 and fiscal 1998, respectively, but still remained above limited-service lodging industry averages. The primary factor contributing to the decline in occupancy in both fiscal years was the significant increase in the supply of limited service economy lodging rooms. The increased room supply was especially prevalent in the Midwestern and Southern portions of the country, where the Company has a large number of properties. Occupancy was also negatively impacted in fiscal 1999 during the name change from Budgetel to Baymont. The result of the average daily rate increases and occupancy declines was a 3.7% and 0.4% decrease in Baymont Inns & Suites revenue per available room, or RevPAR, for comparable Inns for fiscal 1999 and 1998, respectively. RevPAR for comparable Woodfield Suites increased 7.9% during fiscal 1999 after decreasing 5.5% during fiscal 1998.

During the third quarter of fiscal 1999, the Company officially changed the name of its Budgetel Inns to Baymont Inns and Baymont Inns & Suites. As the Company expected, the Baymont introduction did not immediately alter the current trends occurring in the limited-service segment of the lodging industry and may have actually contributed to a decline in occupancy during the name change transition. Delays in completing the new Baymont signage, caused in part by severe January weather in the Midwest, contributed to the challenging transition and adversely impacted results during fiscal 1999. Although the Company expects that short-term declines in occupancy may continue during the initial introduction of the new Baymont brand, the Company believes that the long-term benefits of the name change should expand the Company's customer base, increase RevPAR and increase development opportunities. In particular, the Company is encouraged by significantly increased franchising interest as evidenced by a greater number of franchises sold since the name change compared to a comparable period in the prior year and the increased sales activity with potential new franchisees. In addition, Company-owned properties that have introduced the new lobby breakfast have performed significantly better than those that have not. The Company plans to introduce the lobby breakfast to a vast majority of its properties during fiscal 2000. As a result of the Baymont repositioning and the anticipated expanded market potential, the Company's goal is to have over 300 locations under the Baymont banner within the next four years. The Company's ability to reach this goal will be significantly impacted by customer acceptance of the new name and product and the Company's ability to increase the number of franchised locations at a pace faster than that achieved under the Budgetel name, as well as industry and economic conditions, the competitive environment and other factors.

No Company-owned Baymont Inns & Suites were opened in fiscal 1999 and two new Budgetel Inns were opened in fiscal 1998. One new Woodfield Suites was opened in both fiscal 1999 and fiscal 1998. The Company's newly opened Baymont Inns & Suites and Woodfield Suites contributed additional revenues of $2.4 million and nominal operating income during fiscal 1999. Newly opened properties in fiscal 1998 contributed additional revenue of $11.5 million and nominal operating income. Late in fiscal 1999, the Company sold seven Baymont Inns & Suites, including five to a new franchisee. A pre-tax gain of approximately $1.3 million was recognized in fiscal 1999 as a result of the sale of these Inns. The Inns sold contributed revenues of $5.5 million during fiscal 1999, compared to $6.3 million from a full year of operation during fiscal 1998. The Company has identified up to 20 additional Baymont Inns & Suites that will be considered for sale to new and existing franchisees over the next three years as part of the Company's strategy to emphasize growth through franchising. In some cases, the Company may continue to manage a sold property for a new owner under a management contract for an agreed upon period. The Company believes that this strategy will give its franchise partners the opportunity to develop a significant market presence and will allow the Company to utilize the sales proceeds for other growth opportunities, including developing Baymont properties in new markets.

The limited-service lodging division's operating income decreased 27.9% and 11.1% during fiscal 1999 and fiscal 1998, respectively, excluding the fiscal 1998 $3.9 million before-tax charge for Baymont name change costs. Operating margins, excluding the Baymont name change costs, declined to 18.0%, compared to 24.4% and 29.5% in fiscal 1998 and 1997, respectively, due primarily to the reductions in RevPAR, increased payroll costs from a tight labor market and increased marketing expenditures. In addition, administrative costs have increased due to recent investments in information technology and personnel, including sales staff, incurred in association with the Baymont name change. Offsetting these increased costs were improved franchise revenue and increased operating income from the division's Woodfield Suites properties. The Company currently expects RevPAR for Baymont Inns & Suites to remain below prior year levels during the first half of fiscal 2000 due to the anticipated effect of the increased room supply and the recent re-positioning of the brand. As a result, operating margins may decline again early in fiscal 2000 if costs increase at a pace exceeding that of RevPAR growth. The Company continues to believe that RevPAR and operating margins may stabilize later in fiscal 2000 as the Company completes its Baymont brand re-positioning and as market awareness of the Baymont name increases.

THEATRES

The Company's oldest and second largest division is its theatre division. The theatre division contributed 30.7% of the Company's consolidated revenues and 35.5% of its consolidated operating income, excluding corporate items, during fiscal 1999. The theatre division operates motion picture theatres in Wisconsin, Illinois, Ohio and Minnesota, and a family entertainment center in Wisconsin. The following tables set forth revenues, operating income, operating margin, screens and theatres for the last three fiscal years:

                                     1999            1998            1997
--------------------------------------------------------------------------
                                                (in millions)
Revenues                           $111.2           $91.8           $80.6
Operating income                     20.4            19.7            16.9
Operating margin (% of revenues)     18.3%           21.4%           20.9%


                                              Number of screens
                                          and locations at year-end
                                     -------------------------------------
                                     1999            1998            1997
-------------------------------------------------------------------------
Theatre screens                       428             361             297
Theatre locations                      48              46              40
Average screens per location          8.9             7.8             7.4
--------------------------------------------------------------------------

Total revenues in the theatre division increased 21.2% and 13.9% during fiscal years 1999 and 1998, respectively, principally as a result of adding additional screens. Consistent with the Company's long-term strategic plan to focus on operating large multi-screen theatres, the Company added 73 new screens during fiscal 1999, including a new 17-screen ultraplex in suburban Columbus, Ohio. This ultraplex represents the Company's second theatre in the Columbus market and includes the Company's first IMAX(R) theatre. The Company also purchased three theatres during fiscal 1999 - a 10-screen theatre in Milwaukee; a 14-screen theatre in Elgin, Illinois; and a 10-screen theatre in Wausau, Wisconsin. In addition, the Company added 23 screens to seven existing theatres during fiscal 1999 and converted two screens at a suburban Milwaukee theatre into its first UltraScreen(TM) - a 75-foot wide, 32-foot high screen nearly three times the size of traditional theatre screens. During fiscal 1999, the Company also converted a suburban Milwaukee theatre into a new Luxury Cinema(TM) concept, featuring amenities such as leather rocker seating with side tables, gourmet foods, a lounge, discounted childcare, concierge service and weekend valet parking. As of May 27, 1999, the Company operated 394 first-run screens and 34 budget screens. Compared to first-run theatres, budget theatres generally have lower box office revenues and associated film costs, but higher concession sales as a percentage of box office revenue.

The Company added 66 new screens during fiscal 1998, all during the fourth quarter, including a new 12-plex in Menomonee Falls, Wisconsin and a 16-screen theatre in Pickerington (Columbus), Ohio. During the final weeks of fiscal 1998, the Company also completed the purchase of five suburban Minneapolis/St. Paul, Minnesota theatres with a total of 38 screens (32 first-run and six budget screens). Upon opening the new location in Menomonee Falls, the Company converted an existing five-screen complex in that city into a budget-oriented theatre. The new screens added during fiscal 1999 and fiscal 1998 generated additional revenues of $21.9 million and $8.5 million, respectively, compared to the previous years.

Two theatres with a total of six screens were closed during fiscal 1999 and one theatre with two screens was closed during fiscal 1998. These closed theatres had minimal impact on operations in each year.

Revenues for the theatre business and the motion picture industry in general are heavily dependent on the general audience appeal of available films, together with studio marketing, advertising and support campaigns, factors over which the Company has no control. This was particularly evident in fiscal 1999. Theatre division revenues and operating income were up 36% over the prior year at the end of the second quarter, due to the strong box office performance of films such as Saving Private Ryan, There's Something About Mary, Armegeddon, Bug's Life and Waterboy. With the exception of the film Patch Adams, the lack of quality and quantity of film product during the second half of fiscal 1999, however, eliminated the majority of the division's earlier increases. Negative comparisons to fiscal 1998 results during that period were also greatly affected by the record-setting box office performance of the film Titanic during fiscal 1998. Film product did improve significantly during the last weeks of fiscal 1999 with the release of Star Wars I: The Phantom Menace and The Matrix. Additional box office hits during fiscal 1998 included Men in Black, Air Force One, Good Will Hunting, As Good As It Gets, Tomorrow Never Dies, Lost World, My Best Friend's Wedding and Batman & Robin. Each of the fiscal 1999 films identified produced box office receipts in excess of $1.5 million for the theatre division during fiscal 1999. Each of the fiscal 1998 films identified produced box office receipts in excess of $1.0 million for the theatre division during fiscal 1998. The Company played 149, 162 and 166 films at its theatres during fiscal years 1999, 1998 and 1997, respectively.

Total box office receipts during fiscal 1999 were $74.0 million, an increase of $14.0 million, or 23.4%, from $60.0 million during fiscal 1998. Fiscal 1998 box office receipts increased $5.5 million, or 10.1%, compared to fiscal 1997. These increases were attributable to 21.8% and 7.4% increases in attendance during fiscal years 1999 and 1998, respectively. The increases in attendance were due to the increase in new screens each year. Attendance at the Company's comparable locations decreased 4.1% during fiscal 1999 and 1.4% during fiscal 1998, compared to the previous year. Attendance during fiscal 1999 was negatively impacted by a major winter storm on New Year's weekend during what is traditionally the largest theatre attendance week of the year. The Company estimates that it lost approximately $2 million in revenues due to the storm. Early in the third quarter of fiscal 1998, the Company experienced a fire at its North Shore Cinema in Mequon, Wisconsin, resulting in the loss of 11 screens for approximately five months in fiscal 1998.

The theatre division's average ticket price increased 1.3% and 2.4% during fiscal 1999 and fiscal 1998, respectively, compared to the prior year. The fiscal 1999 overall average ticket price increase was impacted by a reduction in the average ticket price at several of the Company's budget-oriented theatres during the fiscal year. First-run theatre average ticket prices increased 2.2% during fiscal 1999 and 1.4% during fiscal 1998, compared to the prior year.

Concession revenues during fiscal 1999 were $33.4 million, an increase of $6.4 million, or 23.9%, from $27.0 million during fiscal 1998. Fiscal 1998 concession revenues increased $4.4 million, or 19.4%, from fiscal 1997 concession revenues of $22.6 million. Concession revenues increased due to increased theatre attendance from the Company's added screens and the 1.9% and 11.4% increase in average concession sales per person during fiscal years 1999 and 1998, respectively. Average concession sales per person are impacted by changes in concession pricing, types of films played and changes in the Company's geographic mix of theatre locations.

The theatre division's operating income increased 3.7% during fiscal 1999 and 16.7% during fiscal 1998, compared to the prior year results. The division's operating margin decreased to 18.3%, compared to 21.4% and 20.9% in fiscal 1998 and 1997, respectively. Fiscal 1999 operating margins were impacted by the disappointing film product and increased occupancy expenses associated with recent capital investments in the division. Fiscal 1999 and fiscal 1998 operating income was reduced by pre-opening expenses of over $700,000 and $550,000, respectively, relating to the opening of new screens.

HOTELS and RESORTS

The Company's hotel and resort division contributed 22.4% of the Company's consolidated revenues and 14.1% of the Company's consolidated operating income, excluding corporate items, during fiscal 1999. The hotel and resort division owns and operates two full-service hotels in downtown Milwaukee, Wisconsin, a full-facility destination resort in Lake Geneva, Wisconsin and a boutique luxury resort in Indian Wells, California. In addition, the Company managed three hotels and a resort during fiscal 1999 and 1998, compared to three hotels during fiscal 1997. The following table sets forth revenues, operating income and operating margin for the hotel and resort division for the last three fiscal years:

                                     1999            1998            1997
--------------------------------------------------------------------------
                                                (in millions)
Revenues                            $81.2           $70.3           $60.2
Operating income                      8.1             7.9             5.5
Operating margin (% of revenues)     10.0%           11.2%            9.1%
--------------------------------------------------------------------------

Total revenues in the hotel and resort division increased 15.5% and 16.8% during fiscal 1999 and fiscal 1998, respectively, compared to the prior year. The additional week of operations included in the division's fiscal 1997 results contributed an additional $1.0 million to fiscal 1997 revenues and $230,000 to the fiscal 1997 operating income. The division's operating income increased 2.9% during fiscal 1999 and 44.1% during fiscal 1998, compared to the previous year. Increased management fees, due to improved results at the Company's managed properties, contributed to the improved operating results during fiscal 1999. Operating margin declined in fiscal 1999 due to the impact of the first full year of operation at the Miramonte Resort in Indian Wells, California.

Occupancy and average daily rate increases at the division's three comparable owned properties contributed to the increase in revenues and operating income in both fiscal 1999 and fiscal 1998. As a result of the occupancy and average daily rate increases, the division's total RevPAR for comparable properties increased 10.5% and 12.5% during fiscal 1999 and 1998, respectively, compared to the prior year. Unlike the limited-service segment of the lodging industry, strong consumer demand in conjunction with relatively little increase in room supply has resulted in strong operating results for owners and operators of upper-end hotels and resorts during the past two years. The Company currently believes that its RevPAR in the hotel and resort division will continue to increase in fiscal 2000, but at a somewhat slower rate. As a result, operating margins at comparable properties may increase during fiscal 2000.

The division acquired a resort in Indian Wells, California in fiscal 1997 and closed the facility for an extensive renovation. The Company reopened the property in January 1998 under the name Miramonte Resort. Fiscal 1999 and 1998 results were negatively impacted by approximately $2.0 million and $1.2 million, respectively, of pre-opening costs and start-up operating losses at the Miramonte. The Miramonte did not have a material effect on fiscal 1997 results. All pre-opening expenses were fully amortized during fiscal 1999, which should contribute to more favorable comparisons in operating income during fiscal 2000. During fiscal 1998, the Company entered into a management contract to operate its first property in Michigan, the Mission Point Resort on Mackinac Island. The Mission Point Resort is a seasonal property and did not materially impact the Company's fiscal 1998 operating results. Fiscal 1997 operating results were favorably impacted by reduced charges for pre-opening costs for the Milwaukee Hilton (formerly the Marc Plaza) and increased management fees.

The Company began construction during fiscal 1999 on an extensive addition to the Hilton Milwaukee City Center. When completed, the hotel will have 750 rooms, making it the largest hotel in Wisconsin. Scheduled to open in July 2000, the addition will also include meeting rooms, a family water park fun center and a skywalk to the city's new Midwest Express Convention Center. The Company anticipates some pre-opening expenses during fiscal 2000 related to this project, but does not expect that the amount will have a material impact on fiscal 2000 operating results. Construction also commenced late in fiscal 1999 on the division's new Hilton Madison at Monona Terrace, a 238- room hotel connected by skywalk to the Monona Terrace Convention Center in Madison, Wisconsin and scheduled to open late in fiscal 2001. The Company does expect pre-opening expenses during fiscal 2001 related to the opening of this new hotel to have an adverse impact on fiscal 2001 division operating results. Plans for a 250-room downtown Chicago luxury hotel project that was to be developed and managed by the Company are being re-evaluated due to current market conditions and higher than expected estimated project costs.

The Company recently began construction on a vacation ownership development at the Grand Geneva Resort & Spa, representing the Company's entrance into the timesharing business. The Company will begin selling its first 24 units during the summer of 1999, with construction of the units scheduled for completion by the end of fiscal 2000. The vacation ownership development is not expected to materially impact operating results in fiscal 2000, but if sales efforts are successful, may add to division operating income in fiscal 2001.

RESTAURANTS

The Company's restaurant division contributed 7.8% of the Company's consolidated revenues and 5.9% of its consolidated operating income, excluding corporate items, during fiscal 1999. The restaurant division has non-exclusive franchise rights to operate KFC restaurants in the Milwaukee metropolitan area and in northeast Wisconsin. The division operated 27 KFC restaurants and three KFC /Taco Bell 2-in-1 restaurants at the end of fiscal 1999, 30 KFC restaurants and 1 KFC /Taco Bell 2-in-1 restaurant at the end of fiscal 1998 and 31 KFC restaurants at the end of fiscal 1997. The division also leases several Company-owned restaurants to other restaurant operators. The following tables set forth revenues, operating income and operating margin for the restaurant division for the last three fiscal years:

                                     1999            1998            1997
--------------------------------------------------------------------------
                                                 (in millions)
Revenues                            $28.5           $27.6           $26.8
Operating income                      3.4             3.6             2.7
Operating margin (% of revenues)     11.9%           12.9%           10.0%
--------------------------------------------------------------------------

Total revenues in the restaurant division increased 3.2% and 2.9% during fiscal years 1999 and 1998, respectively, compared to the previous year. Restaurant division revenues included annual rental income from leased restaurants of approximately $1.5 million during fiscal 1999 and 1998 and $1.7 million during fiscal 1997. The restaurant division's operating income decreased 4.9% during fiscal 1999 and increased 32.7% during fiscal 1998, compared to the previous year. Although operating income from the Company's KFC restaurants increased during fiscal 1999, the restaurant division's reported operating income decreased due primarily to a one-time insurance adjustment from a prior year claim that was settled during fiscal 1999.

The Company's KFC restaurants experienced a 3.6% and 3.5% increase in aggregate revenues during fiscal years 1999 and 1998, respectively, compared to the previous year. Excluding $300,000 of decreased revenues during fiscal 1999 resulting from the sale of one KFC restaurant, same store KFC restaurant sales increased 5.0% during fiscal 1999. Same store KFC guest counts increased 1.9% and 2.1% during fiscal 1999 and 1998, respectively, due to increased snack and lunch-time traffic, the consumer appeal of the KFC /Taco Bell 2-in-1 concept and the introduction of several new franchisor products. Average guest checks increased in both fiscal 1999 and 1998 over previous year levels.

The Company's comparable KFC restaurants experienced a 2.4% increase in aggregate operating income during fiscal 1999, compared to a 41.9% increase during fiscal 1998. Increased food costs resulting from higher chicken prices limited the increase in operating income in fiscal 1999. The improved operating results in fiscal 1998 were primarily the result of the increased customer counts and average guest checks, significantly reduced food costs resulting from favorable chicken pricing and the successful conversion of an existing KFC restaurant into the Company's first KFC /Taco Bell 2-in-1 unit in June 1997. The Company converted two additional KFC restaurants into KFC/Taco Bell 2-in-1 units and sold one KFC restaurant during fiscal 1999.

FINANCIAL CONDITION

The Company's lodging, movie theatre and restaurant businesses each generate significant and consistent daily amounts of cash because each segment's revenue is derived predominantly from consumer cash purchases. The Company believes that these consistent and predictable cash sources, together with the availability to the Company of $83 million of unused credit lines at fiscal 1999 year end, should be adequate to support the ongoing operational liquidity needs of the Company's businesses. The Company increased its credit lines during fiscal 1999, replacing several separate lines totaling $90 million with a new five-year $125 million revolving credit agreement.

Net cash provided by operating activities decreased by $11.7 million, or 16.4%, to $60.0 million in fiscal 1999, compared to $71.7 million in fiscal 1998. The decrease was primarily the result of timing differences in payments of accounts payable, net of receipts of accounts and notes receivable.

Net cash used in investing activities in fiscal 1999 increased by $500,000, or 0.5%, to $106.7 million. Total capital expenditures (including normal continuing capital maintenance projects and business acquisitions) of $111.8 million and $115.9 million were incurred in fiscal 1999 and 1998, respectively. Capital expenditures and business acquisitions during fiscal 1999 included $29.7 million incurred on limited-service lodging division projects, $64.5 million on theatre division projects and $14.1 million on hotel and resort division projects. During fiscal 1998, $25.2 million was incurred on limited-service lodging division projects, $59.4 million on theatre division projects and $24.9 million on hotel and resort division projects. Total capital expenditures in fiscal 2000 are expected to exceed fiscal 1999 expenditures and are expected to be funded by cash generated from operations, net proceeds from the disposal of selected assets and additional debt, including additional institutional debt from the Company's private placement program and borrowings under the Company's new revolving credit facility. The mix of fiscal 2000 capital expenditures between segments is currently not anticipated to be significantly different than fiscal 1999 capital expenditures, with the exception of an increase in capital spending in the hotel and resort division due to the major construction projects currently underway.

During fiscal 1999, the Company expended $3.2 million for the purchase of interests in several joint ventures in the limited-service lodging division. During fiscal 1998, the Company acquired $2.6 million in cash pursuant to the acquisition of operating assets of a related company, Guest House Inn, Inc. The Company issued 610,173 shares of its Common Stock in conjunction with the acquisition. Cash proceeds from the disposals of property, equipment and other assets totaled $10.5 million and $6.1 million during fiscal 1999 and 1998, respectively.

Principally as a result of funding a portion of the Company's fiscal 1999 facility expansions and renovations, the Company's total debt increased to $274.7 million at the close of fiscal 1999, compared to $215.9 million at the end of fiscal 1998. Net cash provided by financing activities in fiscal 1999 totaled $45.5 million, compared to $31.1 million in fiscal 1998. During fiscal 1999, the Company received $76.9 million of net proceeds from the issuance of notes payable and long-term debt, compared to $54.7 million during fiscal 1998. Included in the fiscal 1999 proceeds was $40 million in principal of senior unsecured long-term notes privately placed with two institutional lenders. Fiscal 1998 proceeds included $30 million in principal amount of senior unsecured long-term notes privately placed with two institutional lenders. The Company has the ability to issue up to $45 million of additional senior notes under its private placement program. The Company used a portion of the proceeds from its issued senior notes to pay off existing short-term debt, resulting in total principal payments on notes payable and long-term debt of $18.9 million in fiscal 1999 and $16.5 million in fiscal 1998. The Company expects to use the remaining proceeds to help fund the Company's ongoing expansion plans. The Company's debt-capitalization ratio was 0.47 at May 27, 1999, compared to 0.42 at the prior fiscal year end.

During fiscal 1999, the Company repurchased 490,000 of its common shares for approximately $7.2 million in the open market pursuant to a long-standing existing repurchase program and a recently announced new repurchase program. The Company announced in the second quarter of fiscal 1999 that its Board of Directors had authorized the repurchase of up to 1 million additional shares of the Company's outstanding common stock. The repurchases are expected to be executed on the open market or in privately negotiated transactions depending upon a number of factors, including prevailing market conditions.
21

CONSOLIDATED STATEMENTS OF
EARNINGS
                                                       Years ended
                                         ---------------------------------------
                                           May 27,      May 28,      May 29,
                                              1999         1998         1997
--------------------------------------------------------------------------------
                                         (in thousands, except per share data)
REVENUES:
  Rooms and telephone                    $ 173,305    $ 171,668    $ 156,689
  Theatre admissions                        74,011       59,969       54,495
  Theatre concessions                       33,413       26,968       22,587
  Food and beverage                         51,979       48,346       45,401
  Other income                              30,219       27,888       23,601
--------------------------------------------------------------------------------
Total revenues                             362,927      334,839      302,773

COSTS and EXPENSES:
  Rooms and telephone                       70,117       66,644       58,752
  Theatre operations                        58,150       46,231       41,714
  Theatre concessions                        8,419        7,321        6,634
  Food and beverage                         37,016       34,670       33,154
  Advertising and marketing                 26,136       22,875       20,052
  Administrative                            38,606       32,387       27,108
  Depreciation and amortization             38,258       32,904       28,903
  Rent (Note 9)                              3,303        2,739        2,435
  Property taxes                            13,856       12,300       10,175
  Pre-opening expenses                       1,810        2,057        2,310
  Other operating expenses                  15,420       13,192       10,805
  Baymont name change (Note 3)                  --        3,900           --
--------------------------------------------------------------------------------
Total costs and expenses                   311,091      277,220      242,042
--------------------------------------------------------------------------------

OPERATING INCOME                            51,836       57,619       60,731
OTHER INCOME (EXPENSE):
  Investment income                            783          834        1,584
  Interest expense                         (16,848)     (12,616)     (11,597)
  Gain on disposition of property
   and equipment (Note 2)                    3,096        1,547          488
--------------------------------------------------------------------------------
                                           (12,969)     (10,235)      (9,525)
--------------------------------------------------------------------------------
EARNINGS BEFORE INCOME TAXES                38,867       47,384       51,206
INCOME TAXES (Note 8)                       15,723       18,940       20,325
--------------------------------------------------------------------------------
NET EARNINGS                             $  23,144    $  28,444    $  30,881
================================================================================
NET EARNINGS PER COMMON SHARE
  Basic                                  $     .77    $     .95    $    1.05
  Diluted                                      .77          .94         1.04
================================================================================
WEIGHTED AVERAGE SHARES
  OUTSTANDING
  Basic                                     30,005       30,046       29,525
  Diluted                                   30,105       30,293       29,745
================================================================================

See accompanying notes.


CONSOLIDATED
BALANCE SHEETS
                                                                              May 27        May 28,
                                                                                1999           1998
---------------------------------------------------------------------------------------------------------
                                                                                  (in thousands)
ASSETS
Current assets:
  Cash and cash equivalents                                                $   3,499      $   4,678
  Accounts and notes receivable (Note 4)                                      11,059         14,294
  Receivables from joint ventures (Note 10)                                    1,739          1,288
  Refundable income taxes                                                      6,041          4,385
  Other current assets                                                         4,400          3,773
---------------------------------------------------------------------------------------------------------
Total current assets                                                          26,738         28,418

Property and equipment, net (Note 4)                                         611,213        559,996
Other assets:
  Investments in joint ventures (Notes 9 and 10)                               2,045          1,496
  Other                                                                       36,120         18,594
---------------------------------------------------------------------------------------------------------
Total other assets                                                            38,165         20,090
---------------------------------------------------------------------------------------------------------
Total assets                                                               $ 676,116      $ 608,504
=========================================================================================================

LIABILITIES and SHAREHOLDERS' EQUITY
Current liabilities:
  Notes payable (Note 10)                                                  $   4,479      $   5,255
  Accounts payable                                                            22,958         26,385
  Taxes other than income taxes                                                9,575         11,404
  Accrued compensation                                                         2,617          2,643
  Other accrued liabilities                                                    9,287         10,072
  Current maturities of long-term debt (Note 5)                               10,470         10,277
---------------------------------------------------------------------------------------------------------
Total current liabilities                                                     59,386         66,036

Long-term debt (Note 5)                                                      264,270        205,632
Deferred income taxes (Note 8)                                                31,405         26,479
Deferred compensation and other (Note 7)                                       7,481          7,826
Commitments, license rights and contingencies (Note 9)
Shareholders' equity (Note 6):
  Preferred Stock, $1 par; authorized 1,000,000 shares; none issued
  Common Stock:
    Common Stock, $1 par;  authorized 50,000,000 shares;
      issued 18,680,508 shares in 1999 and 18,511,866 shares in 1998          18,681         18,512
    Class B Common Stock, $1 par; authorized 33,000,000 shares; issued and outstanding 12,509,014 shares in 1999 and 12,677,656 shares
      in 1998                                                                 12,509         12,678
  Capital in excess of par                                                    40,685         40,265
  Retained earnings                                                          252,498        235,708
  Accumulated other comprehensive loss                                          (214)            --
---------------------------------------------------------------------------------------------------------
                                                                             324,159        307,163
  Less cost of Common Stock in treasury (1,280,676 shares in 1999 and
    944,544 shares in 1998)                                                  (10,585)        (4,632)
---------------------------------------------------------------------------------------------------------
Total shareholders' equity                                                   313,574        302,531
---------------------------------------------------------------------------------------------------------
Total liabilities and shareholders' equity                                 $ 676,116      $ 608,504
=========================================================================================================


See accompanying notes.


CONSOLIDATED STATEMENTS OF
SHAREHOLDERS' EQUITY

                                                                              Three Years ended May 27, 1999
                                              --------------------------------------------------------------------------------------
                                                                                                 Accumulated
                                                          Class B       Capital                        Other
                                               Common      Common     in Excess    Retained    Comprehensive     Treasury
                                                Stock       Stock        of Par    Earnings             Loss        Stock     Total
------------------------------------------------------------------------------------------------------------------------------------
                                                                                (in thousands)

BALANCES at MAY 30, 1996                      $17,294     $13,286       $28,639    $195,643         $      -     $ (3,614) $251,248
 Cash dividends:
   $.18 per share Class B
        Common Stock                                -           -             -      (2,409)               -            -    (2,409)
   $.20 per share Common Stock                      -           -             -      (3,255)               -            -    (3,255)
 Exercise of stock options                          -           -           127           -                -          251       378
 Purchase of treasury stock                         -           -             -           -                -         (214)     (214)
 Savings and profit-sharing
   contribution                                     -           -           383           -                -          115       498
 Reissuance of treasury stock                       -           -           128           -                -           38       166
 Conversions of Class B
   Common Stock                                   224        (224)            -           -                -            -         -
 Net earnings                                       -           -             -      30,881                -            -    30,881
------------------------------------------------------------------------------------------------------------------------------------
BALANCES at MAY 29, 1997                       17,518      13,062        29,277     220,860                -       (3,424)  277,293
 Cash dividends:
   $.20 per share Class B
        Common Stock                                -           -             -      (2,522)               -            -    (2,522)
   $.22 per share Common Stock                      -           -             -      (3,756)               -            -    (3,756)
 Exercise of stock options                          -           -           339           -                -        1,107     1,446
 Purchase of treasury stock                         -           -             -           -                -       (2,504)   (2,504)
 Savings and profit-sharing
   contribution                                     -           -           464           -                -          118       582
 Reissuance of treasury
   stock                                            -           -           266           -                -           71       337
 Conversions of Class B
   Common Stock                                   384        (384)            -           -                -            -         -
 Guest House Inn, Inc.
   acquisition (Note 2)                           610           -         9,919      (7,318)               -            -     3,211
 Net earnings                                       -           -             -      28,444                -            -    28,444
------------------------------------------------------------------------------------------------------------------------------------
BALANCES at MAY 28, 1998                       18,512      12,678        40,265     235,708                -       (4,632)  302,531
 Cash dividends:
   $.20 per share Class B
        Common Stock                                -           -             -      (2,524)               -            -    (2,524)
   $.22 per share Common Stock                      -           -             -      (3,830)               -            -    (3,830)
 Exercise of stock options                          -           -            54           -                -          592       646
 Purchase of treasury stock                         -           -             -           -                -       (7,169)   (7,169)
 Savings and profit-sharing
   contribution                                     -           -           208           -                -          438       646
 Reissuance of treasury stock                       -           -           158           -                -          186       344
 Conversions of Class B
   Common Stock                                   169        (169)            -           -                -            -         -
 Components of comprehensive
   income (loss):
   Net earnings                                     -           -             -      23,144                -            -    23,144
   Change in unrealized loss on available
     for sale investments, net of tax               -           -             -           -             (214)           -      (214)
 Total comprehensive income                                                                                                  22,930
------------------------------------------------------------------------------------------------------------------------------------
BALANCES at MAY 27, 1999                      $18,681     $12,509       $40,685    $252,498          $  (214)    $(10,585) $313,574
====================================================================================================================================


See accompanying notes.

CONSOLIDATED STATEMENTS OF
CASH FLOWS
                                                                          Years ended
                                                               -------------------------------------
                                                                 May 27,       May 28,       May 29,
                                                                    1999          1998          1997
------------------------------------------------------------------------------------------------------
                                                                           (in thousands)
OPERATING ACTIVITIES
Net earnings                                                   $  23,144     $  28,444      $ 30,881
Adjustments to reconcile net earnings to net cash
  provided by operating activities:
  (Earnings) losses on investments in joint ventures,
    net of distributions                                             221           (57)         (144)
  Gain on disposition of property and equipment                   (3,096)       (1,547)         (488)
  Impairment of property and equipment                                --         1,521            --
  Depreciation and amortization                                   38,258        32,904        28,903
  Deferred income taxes                                            4,926         4,054         2,398
  Deferred compensation and other                                  1,712           400         1,239
  Contribution of Company stock to savings
    and profit-sharing plan                                          646           582           498
  Changes in operating assets and liabilities:
     Accounts and notes receivable                                 2,489        (8,763)        3,249
     Other current assets                                           (627)         (182)       (1,128)
     Accounts payable                                             (3,427)       16,094        (5,355)
     Income taxes                                                 (1,656)       (4,437)       (1,341)
     Taxes other than income taxes                                (1,829)        2,107           974
     Accrued compensation                                            (26)        1,373          (110)
     Other accrued liabilities                                      (785)         (814)        1,534
------------------------------------------------------------------------------------------------------
Total adjustments                                                 36,806        43,235        30,229
------------------------------------------------------------------------------------------------------
Net cash provided by operating activities                         59,950        71,679        61,110

INVESTING ACTIVITIES
Capital expenditures, including business acquisitions           (111,843)     (115,880)     (107,514)
Net proceeds from disposals of property,
  equipment and other assets                                      10,509         6,093         3,783
Purchase of interest in joint ventures                            (3,178)           --            --
(Increase) decrease in other assets                               (1,688)        1,280        (4,602)
Cash acquired pursuant to Guest House Inn, Inc. acquisition           --         2,589            --
Cash received from (advanced to) joint ventures                     (451)         (222)        3,824
------------------------------------------------------------------------------------------------------
Net cash used in investing activities                           (106,651)     (106,140)     (104,509)

FINANCING ACTIVITIES
Debt transactions:
  Net proceeds from issuance of notes payable
    and long-term debt                                            76,944        54,665        99,857
  Principal payments on notes payable and long-term debt         (18,889)      (16,518)      (58,599)
Equity transactions:
  Treasury stock transactions, except for stock options           (6,825)       (2,167)          (48)
  Exercise of stock options                                          646         1,446           378
  Dividends paid                                                  (6,354)       (6,278)       (5,664)
------------------------------------------------------------------------------------------------------
Net cash provided by financing activities                         45,522        31,148        35,924
------------------------------------------------------------------------------------------------------
Net decrease in cash and cash equivalents                         (1,179)       (3,313)       (7,475)
Cash and cash equivalents at beginning of year                     4,678         7,991        15,466
------------------------------------------------------------------------------------------------------
Cash and cash equivalents at end of year                       $   3,499     $   4,678      $  7,991
======================================================================================================

See accompanying notes.

NOTES TO CONSOLIDATED
FINANCIAL STATEMENTS

1.  DESCRIPTION OF BUSINESS and SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Description of Business - The Marcus Corporation and its subsidiaries (the Company) operate principally in four business segments:

    Limited-Service Lodging: Operates and franchises lodging facilities under the names Baymont Inns, Baymont Inns & Suites and Woodfield Suites, primarily located in the eastern half of the United States.

    Theatres: Operates multi-screen motion picture theatres and a family entertainment center in Wisconsin, Illinois, Ohio and Minnesota.

    Hotels/Resorts: Owns and operates full service hotels and resorts in Wisconsin and California and manages full service hotels and resorts in Wisconsin, Minnesota, Michigan and California.

    Restaurants: Operates KFC restaurants under a license agreement for certain areas in the state of Wisconsin.

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

Pre-opening Costs - Certain costs incurred prior to opening new or remodeled motels and remodeled hotels were deferred and charged to operations over the 12 months subsequent to the opening. Similar expenses incurred in connection with the opening and remodeling of theatres and restaurants were deferred and charged to operations at the time of opening.

In April 1998, the AICPA issued Statement of Position (SOP) 98-5, "Reporting on the Costs of Start-Up Activities." The SOP is effective for fiscal years beginning after December 15, 1998 and requires that start-up costs capitalized prior to adoption of the SOP be written off and any future costs be expensed as incurred. As of May 27, 1999, the Company had amortized all previously deferred start-up costs, and will expense all future costs.

Long-Lived Assets - The Company periodically considers whether indicators of impairment of long-lived assets held for use (including goodwill) are present. If such indicators are present, the Company determines whether the sum of the estimated undiscounted future cash flows attributable to such assets is less than their carrying amounts. The Company recognizes any impairment losses based on the excess of the carrying amount of the assets over their fair value. The Company evaluated the ongoing value of its property and equipment and other long-lived assets as of May 27, 1999 and May 28, 1998, and determined that there was no significant impact on the Company's results of operations, other than the Baymont name change costs described in Note 3.

Investments - Available for sale securities are stated at fair market value, with unrealized gains and losses reported as a component of shareholders' equity. The cost of securities sold is based upon the specific identification method. Realized gains and losses and declines in value judged to be other than temporary are included in investment income.

Management Fees - Amounts earned are included in the consolidated statements of earnings as other income.

Depreciation and Amortization - Depreciation and amortization of property and equipment is provided using the straight-line method over the following estimated useful lives:

                                            Years
---------------------------------------------------
Land improvements                          10 - 39
Buildings and improvements                 10 - 39
Leasehold improvements                      3 - 39
Furniture, fixtures and equipment           3 - 20
---------------------------------------------------

Advertising and Marketing Costs - The Company expenses all advertising and marketing costs as incurred.

Net Earnings Per Share - The numerator for the calculation of basic and diluted earnings per share is net earnings and the denominator is the respective weighted average shares outstanding. The difference between basic and diluted weighted average shares outstanding is the dilutive effect of employee stock options.

Options to purchase 499,994 shares of common stock at prices ranging from $14.94 to $18.13 per share were outstanding at May 27, 1999 but were not included in the computation of diluted earnings per share because the options' exercise price was greater than the average market price of the common shares and, therefore, the effect would be antidilutive.

Comprehensive Income - The Company adopted Statement of Financial Accounting Standards (SFAS) No. 130, "Reporting Comprehensive Income," which establishes the standards for reporting and displaying comprehensive income and its components (revenue, expenses, gains and losses) as part of a full set of financial statements. SFAS No. 130 had no impact on the Company's results of operations, financial position or cash flows. Accumulated other comprehensive loss presented in the accompanying balance sheets consists of the accumulated net unrealized losses on available for sale securities.

New Accounting Pronouncements - In June 1998, the Financial Accounting Standards Board issued SFAS No. 133, "Accounting for Derivative Instruments and Hedging Activities," which is required to be adopted in years beginning after June 15, 2000. The statement will require the Company to recognize all derivatives, including interest rate swaps, on the balance sheet at fair value, with the offset going through income or other comprehensive income based on the nature of the hedged item. Because of the Company's minimal use of derivatives, management does not anticipate that the adoption of the new statement will have a significant effect on the Company's financial condition or results of operations.

Capitalization of Interest - The Company capitalizes interest during construction periods by adding such interest to the cost of property and equipment. Interest of approximately $761,000, $1,601,000 and $1,320,000 was capitalized in fiscal 1999, 1998 and 1997, respectively.

Use of Estimates - The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

Reclassifications - Certain fiscal 1997 and fiscal 1998 amounts have been reclassified to conform to the fiscal 1999 presentation.

2. ACQUISITION

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

3. BAYMONT NAME CHANGE

On February 10, 1998, the Company announced the name change of its Budgetel Inns to Baymont Inns and Baymont Inns & Suites. This change was effective in January 1999. As a result of the name change, the Company recorded a $3.9 million pre-tax charge in fiscal 1998 for the write-off of existing signage ($1.5 million), assistance provided to franchisees ($1.4 million) and other one-time expenses associated with the name change.

4.  ADDITIONAL BALANCE SHEET INFORMATION

The composition of accounts and notes receivable is as follows:

                                             May 27,              May 28,
                                               1999                 1998
--------------------------------------------------------------------------
                                                    (in thousands)
Trade receivables                           $ 5,888              $ 7,549
Notes receivable                                679                  646
Employee advances                                14                2,257
Other receivables                             4,478                3,842
--------------------------------------------------------------------------
                                            $11,059              $14,294
==========================================================================
27

The composition of property and equipment, which is stated at cost, is as follows:

                                             May 27,              May 28,
                                               1999                 1998
--------------------------------------------------------------------------
                                                    (in thousands)
Land and improvements                      $ 88,221             $ 85,282
Buildings and improvements                  478,576              440,737
Leasehold improvements                        9,904                9,355
Furniture, fixtures and
  equipment                                 213,408              187,341
Construction in progress                     28,620               27,510
--------------------------------------------------------------------------
                                            818,729              750,225
Less accumulated depreciation
  and amortization                          207,516              190,229
--------------------------------------------------------------------------
                                           $611,213             $559,996
==========================================================================

5. LONG-TERM DEBT


Long-term debt is summarized as follows:
                                             May 27,              May 28,
                                               1999                 1998
--------------------------------------------------------------------------
                                                    (in thousands)
Mortgage notes due to 2008                  $ 5,768             $ 11,564
Industrial Development Revenue
  Bonds due to 2006                           6,250                6,686
Senior notes due May 31, 2005,
  with monthly principal and interest
  payments of $362,346, bearing
  interest at 10.22%                         19,637               21,854

Senior notes                                155,000              115,000

Unsecured term notes                         40,621               46,625
Commercial paper                             37,464               12,180
Revolving credit agreements                  10,000                2,000
--------------------------------------------------------------------------
                                            274,740              215,909
Less current maturities                      10,470               10,277
--------------------------------------------------------------------------
                                           $264,270             $205,632
==========================================================================

Substantially all of the mortgage notes, both fixed rate and adjustable, bear interest from 6.65% to 9.25% at May 27, 1999. The Industrial Development Revenue Bonds, both fixed rate and adjustable, bear interest from 6.4% to 8.8%. The mortgage notes and the Industrial Development Revenue Bonds are secured by the related land, buildings and equipment.

The $155 million of senior notes mature in 2008 through 2014, require annual principal payments in varying installments beginning October 15, 2000, and bear interest payable semiannually at fixed rates ranging from 6.66% to 7.51% with a weighted average fixed rate of 7.13%.

The Company has unsecured term notes outstanding as follows:

                                                    May 27,       May 28,
                                                      1999          1998
--------------------------------------------------------------------------
                                                       (in thousands)
Note due May 31,  2004,  with  quarterly
principal  payments of  $781,250.
The variable  interest  rate is based on
the LIBOR rate with an effective rate of 5.81%
at May 27, 1999 and is payable quarterly.          $14,844       $17,969

Note due February 1, 2004, with quarterly
principal  payments of $714,286 due beginning
May 1, 2000. The variable interest rate is based
on the LIBOR rate with an effective rate of
6.06% at May 27, 1999 and is payable quarterly.     20,000        20,000

Note due October 1, 2000, with quarterly
principal payments of $750,000.The variable
interest rate is based on the LIBOR rate with an
effective rate of 5.75%at May 27, 1999 and is
payable quarterly.                                   4,500         7,500

Note due April 28, 2003, with monthly
payments of $20,267, including interest at 2%.         893         1,156

Note due March 25, 2004, with monthly
payments of $7,733, including interest at 6%.          384             -
--------------------------------------------------------------------------
                                                   $40,621       $46,625
--------------------------------------------------------------------------

The Company issues commercial paper through agreements with two banks, up to a maximum of $40,000,000, which bears interest at rates ranging from 4.9% to 5.1% at May 27, 1999. The agreements require the Company to maintain unused bank lines of credit at least equal to the principal amount of outstanding commercial paper.

At May 27, 1999, the Company had credit lines totaling $130,000,000 in place. Borrowings on the $125,000,000 line, which total $5,000,000 at May 27, 1999, bear interest at LIBOR plus a margin which adjusts based on the Company's borrowing levels (effectively 5.49% at May 27, 1999). This agreement matures in 2004 and requires an annual facility fee of .2% on the total commitment. Based on borrowings and commercial paper outstanding, availability under this line at May 27, 1999 totaled $82,536,000. The remaining $5,000,000 line, all of which is outstanding at May 27, 1999, bears interest at a bank's reference rate (effectively 7.75% at May 27, 1999) and is due on demand.

The Company has the ability and intent to replace commercial paper borrowings, certain revolving credit borrowings and certain other long-term debt with long-term borrowings under its $125,000,000 revolving credit facility agreement. Accordingly, the Company has classified these borrowings at May 27, 1999, as long-term.

Scheduled annual principal payments on long-term debt for the five years subsequent to May 27, 1999, are:

Fiscal Year                         (in thousands)
--------------------------------------------------
2000                                   $10,470
2001                                    19,036
2002                                    20,888
2003                                    19,700
2004                                    71,568
--------------------------------------------------

Interest paid, net of amounts capitalized, in 1999, 1998 and 1997 totaled $16,363,000, $13,179,000 and $10,985,000, respectively.

The Company has a swap agreement covering $4,500,000, which is reduced by $750,000 quarterly, expires October 2, 2000, and requires the Company to pay interest at a defined fixed rate of 5.08% while receiving interest at a defined variable rate of three-month LIBOR (5.07% at May 27, 1999). The Company also has a swap agreement covering $7,500,000 which expires August 6, 2001, and requires the Company to pay interest at a defined fixed rate of 6.56% while receiving interest at a defined variable rate of three-month LIBOR (5.07% at May 27,
1999). Together, these swap agreements effectively convert $12,000,000 of the Company's variable rate unsecured term notes to a fixed rate. The Company recorded the net interest expense related to these swap agreements as incurred, totaling $63,000, $3,000 and $4,000 in 1999, 1998 and 1997, respectively. The accompanying consolidated balance sheet at May 27, 1999, does not reflect the fair market value of the remaining swap agreements as determined by the lender, which totals a liability of approximately $142,000. The carrying amounts of the Company's long-term debt, based on the respective rates and prepayment provisions of the senior notes, approximate their fair value.

6.  SHAREHOLDERS' EQUITY

The Company's Board of Directors declared a three-for-two stock split, effected in the form of a 50% stock dividend, which was distributed on December 5, 1997 to all holders of Common and Class B Common Stock. Shareholders' equity and all share and per share amounts have been adjusted to reflect these dividends.

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

Shareholders have approved the issuance of up to 1,237,500 shares of Common Stock under various stock option plans. The options generally become exercisable 40% after two years, 60% after three years and 80% after four years. The remaining options are exercisable five years after the date of the grant. At May 27, 1999 and May 28, 1998, there were 733,117 and 918,980 shares, respectively, available for grants under the plans.

The Company has elected to follow Accounting Principles Board Opinion No. 25, "Accounting for Stock Issued to Employees" (APB No. 25), in accounting for its employee stock options. Under APB No. 25, because the exercise price of the Company's employee stock options equals the market price of the underlying stock on the date of grant, no compensation expense is recognized.

Pro forma information regarding net earnings and earnings per share required by SFAS No. 123, "Accounting for Stock Based Compensation," has been determined as if the Company had accounted for its employee stock options under the fair value method of that statement. The fair value for these options was estimated at the date of grant using a Black-Scholes option pricing model with the following assumptions for 1999, 1998 and 1997, respectively: risk-free interest rates of 4.6%, 5.2% and 5.3%; dividend yield of 1.3% in all years; volatility factors of the expected market price of the Company's common stock of 49% for 1999, 48% for 1998 and 55% for 1997, and an expected life of the option of approximately six years. Based on this analysis, the impact on net earnings and earnings per share is immaterial.

A summary of the Company's stock option activity and related information follows:

                            May 27, 1999             May 28,1998              May 29, 1997
                       -----------------------------------------------------------------------
                                   Weighted-                Weighted-                Weighted-
                                     Average                  Average                  Average
                                    Exercise                 Exercise                 Exercise
                        Options        Price    Options         Price    Options         Price
----------------------------------------------------------------------------------------------
                                             (options in thousands)
Outstanding at
  beginning of year         840       $13.04         828       $11.72        759       $10.75
Granted                     203        16.83         180        16.52        126        16.67
Exercised                   (79)        8.54        (145)        9.48        (44)        9.15
Forfeited                   (17)       16.41         (23)       15.34        (13)       13.15
----------------------------------------------------------------------------------------------
Outstanding at
  end of year               947       $14.17         840       $13.04        828       $11.72
----------------------------------------------------------------------------------------------
Exercisable at
  end of year               458       $11.91         389       $10.66        371       $10.61
----------------------------------------------------------------------------------------------
Weighted-average
  fair value of options
  granted during year            $ 7.88                   $ 7.77                  $ 8.64
==============================================================================================

Exercise prices for options outstanding as of May 27, 1999 ranged from $6.67 to $18.13. The weighted-average remaining contractual life of those options is 6.7 years. Additional information related to these options segregated by exercise price range is as follows:

                                             Exercise Price Range
--------------------------------------------------------------------------------
                                   $6.67 to     $10.8751 to          $14.51 to
                                   $10.875       $14.50               $18.125
--------------------------------------------------------------------------------
Options outstanding                116,949       333,469              496,094
Weighted-average exercise
  price of options
  outstanding                        $8.49        $12.36               $16.73
Weighted-average remaining
  contractual life of
  options outstanding                  3.7           5.3                  8.1
--------------------------------------------------------------------------------
Options exercisable                116,949       277,131               64,344
Weighted-average exercise
  price of options
  exercisable                      $  8.49        $12.23              $ 16.73
================================================================================

The Company's Board of Directors has approved the aggregate repurchase of up to 2,687,500 shares of Common Stock to be held in treasury. The Company intends to reissue these shares upon the exercise of stock options and for savings and profit-sharing contributions. The Company purchased 490,360, 145,297 and 13,751 shares pursuant to these authorizations during 1999, 1998 and 1997, respectively. At May 27, 1999, there were 872,113 shares available for repurchase under these authorizations.

The Board has authorized the issuance of up to 750,000 shares of Common Stock for The Marcus Corporation Dividend Reinvestment and Associate Stock Purchase Plan. At May 27, 1999, there were 695,322 shares available under this authorization.

The Company's loan agreements include, among other covenants, restrictions on retained earnings and maintenance of certain financial ratios. At May 27, 1999, retained earnings of approximately $76,487,000 were unrestricted.

7.  EMPLOYEE BENEFIT PLANS

The Company has a qualified profit-sharing savings plan (401(k) plan) covering eligible employees. The 401(k) plan provides for a contribution of a minimum of 1% of defined compensation for all plan participants and matching of 25% of employee contributions up to 6% of defined compensation. In addition, the Company may make additional discretionary contributions. The Company also sponsors unfunded nonqualified defined benefit and deferred compensation plans. Pension and profit-sharing expense for all plans was $1,825,000, $1,814,000 and $1,485,000 for fiscal 1999, 1998 and 1997, respectively.

8.  INCOME TAXES

Income tax expense consists of the following:

                                            Year ended
                             ---------------------------------------
                               May 27,        May 28,        May 29,
                                1999            1998           1997
--------------------------------------------------------------------
                                          (in thousands)
Currently payable:
Federal                       $8,616         $12,173        $14,415
State                          2,181           2,713          3,512
Deferred                       4,926           4,054          2,398
--------------------------------------------------------------------
                             $15,723         $18,940        $20,325
====================================================================

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

The components of the net deferred tax liability were as follows:

                                             May 27,              May 28,
                                               1999                 1998
--------------------------------------------------------------------------
                                                  (in thousands)
Deferred tax assets:
  Accrued employee benefits                 $ 2,586              $ 2,140
  Other                                         813                1,419
--------------------------------------------------------------------------
Total deferred tax assets                     3,399                3,559

Deferred tax liability -
  Depreciation and amortization              34,804               30,038
--------------------------------------------------------------------------
Net deferred tax liability
  included in balance sheet                $ 31,405              $26,479
==========================================================================

A reconciliation of the statutory federal tax rate to the effective tax rate follows:

                                                  Year ended
                                 ---------------------------------------------
                                    May 27,          May 28,          May 29,
                                     1999             1998             1997
------------------------------------------------------------------------------
Statutory federal tax rate           35.0%             35.0%           35.0%
State income taxes,
  net of federal income
  tax benefit                         5.5               5.1             5.1
Other                                   -               (.1)            (.4)
------------------------------------------------------------------------------
                                     40.5%             40.0%           39.7%
==============================================================================

Income taxes paid in 1999,  1998 and 1997 totaled  $11,760,000,  $19,323,000 and
$19,268,000, respectively.

9.  COMMITMENTS, LICENSE RIGHTS and CONTINGENCIES

Lease Commitments - The Company leases real estate under various noncancellable operating leases with an initial term greater than one year. Percentage rentals are based on the revenues at the specific rented property.

Certain sublease agreements include buyout incentives. Rent expense charged to operations under these leases was as follows:

                                                   Year ended
                             ---------------------------------------------------
                                  May 27,             May 28,           May 29,
                                   1999                1998               1997
--------------------------------------------------------------------------------
                                                  (in thousands)
Fixed minimum rentals             $3,231               $2,733            $2,282
Percentage rentals                   203                  188               335
Sublease rental income              (131)                (182)             (182)
--------------------------------------------------------------------------------
                                  $3,303               $2,739            $2,435
================================================================================

Payments to affiliated parties for lease obligations were approximately $44,000, $144,000 and $492,000 in 1999, 1998 and 1997, respectively.

Aggregate minimum rental commitments at May 27, 1999, are as follows:

  Fiscal Year                                 (in thousands)
-------------------------------------------------------------
     2000                                         $ 2,075
     2001                                           2,096
     2002                                           2,124
     2003                                           1,882
     2004                                           1,219
     After 2004                                    16,311
-------------------------------------------------------------
                                                  $25,707
=============================================================

Included in the above commitments is $484,000 in minimum rental commitments to affiliated parties.

Commitments - The Company has commitments for the completion of construction at various properties and the purchase of various properties totaling approximately $51,026,000 at May 27, 1999.

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

Contingencies - The Company guarantees the debt of joint ventures and other entities totaling approximately $23,529,000 at May 27, 1999. The debt of the joint ventures is collateralized by the real estate, buildings and improvements, and all equipment of each joint venture.

10. JOINT VENTURE TRANSACTIONS

At May 27, 1999 and May 28, 1998, the Company held investments of $2,045,000 and $1,496,000, respectively, in various approximately 50%-owned affiliates (joint ventures) which are accounted for under the equity method.

The Company has receivables from the joint ventures of $1,739,000 and $1,288,000 at May 27, 1999 and May 28, 1998, respectively. The Company earns interest on $907,000 and $405,000 of the receivables at approximately prime to prime plus 1.5% at May 27, 1999 and May 28, 1998, respectively.

Included in notes payable at May 27, 1999 and May 28, 1998, is $1,276,000 and $2,044,000, respectively, due to joint ventures in connection with cash advanced to the Company. The Company pays interest on the cash advances based on the 90-day certificate of deposit rates.

11. BUSINESS SEGMENT INFORMATION

Effective in the first quarter of fiscal year 1999, the Company adopted SFAS No. 131, "Disclosures about Segments of an Enterprise and Related Information." SFAS No. 131 establishes standards for disclosures about operating segments in annual and interim financial statements, products and services, geographic areas and major customers. The adoption of Statement No. 131 did not affect results of operations, the financial position of the Company or the Company's reported segments.

The Company evaluates performance and allocates resources based on the operating income (loss) of each segment. The accounting policies of the reportable segments are the same as those described in the summary of significant accounting policies.

Following is a summary of business segment information for 1997 through 1999:

                                   Limited-Service                  Hotels/                    Corporate
                                       Lodging        Theatres      Resorts     Restaurants      Items       Total
----------------------------------------------------------------------------------------------------------------------
                                                            (in thousands)

1999
Revenues                              $141,577       $111,249      $ 81,169       $28,470       $   462     $362,927
Operating income (loss)                 25,509         20,395         8,103         3,385        (5,556)      51,836
Depreciation and amortization           18,922          9,505         7,369         1,878           584       38,258
Assets                                 290,878        203,737       107,367        21,523        52,611      676,116
Capital expenditures, including
business acquisitions                   29,730         64,525        14,060         1,336         2,192      111,843
----------------------------------------------------------------------------------------------------------------------
1998
Revenues                              $144,713       $ 91,825      $ 70,305       $27,596       $   400     $334,839
Operating income (loss)                 31,479(1)      19,676         7,874         3,558        (4,968)      57,619(1)
Depreciation and amortization           17,910          6,069         6,649         1,969           307       32,904
Assets                                 292,571        149,491       102,923        23,279        40,240      608,504
Capital expenditures, including
business acquisitions                   25,241         59,440        24,903           569         5,727      115,880
----------------------------------------------------------------------------------------------------------------------
1997
Revenues                              $134,667       $ 80,586      $ 60,210       $26,828       $   482     $302,773
Operating income (loss)                 39,787         16,865         5,464         2,681        (4,066)      60,731
Depreciation and amortization           15,389          5,071         6,174         2,001           268       28,903
Assets                                 287,027         98,554        79,829        24,979        31,568      521,957
Capital expenditures, including
business acquisitions                   55,916         37,364        13,445           384           405      107,514
----------------------------------------------------------------------------------------------------------------------

(1) Includes a $3.9 million charge related to the Baymont name change.

Corporate items include amounts not allocable to the business segments. Corporate revenues consist principally of rent and the corporate operating loss includes general corporate expenses. Corporate assets primarily include cash and cash equivalents, notes receivable, receivables from joint ventures and land held for development.

The Company has a loan outstanding of approximately $2,749,000 at May 27, 1999, to one of the hotels it manages, which bears interest at the prime rate plus 1% and matures December 31, 2008.

AUDITORS' REPORT AND MANAGEMENT
STATEMENT

REPORT of INDEPENDENT AUDITORS

The Board of Directors and Shareholders of The Marcus Corporation

We have audited the accompanying consolidated balance sheets of The Marcus Corporation (the Company) as of May 27, 1999 and May 28, 1998, and the related consolidated statements of earnings, shareholders' equity and cash flows for each of the three years in the period ended May 27, 1999. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of the Company at May 27, 1999 and May 28, 1998, and the consolidated results of its operations and its cash flows for each of the three years in the period ended May 27, 1999, in conformity with generally accepted accounting principles.

                                                        /s/ERNST & YOUNG LLP

Milwaukee, Wisconsin
July 16, 1999

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

/s/ Stephen H. Marcus                      /s/ Douglas A. Neis
Stephen H. Marcus                          Douglas A. Neis
Chairman and Chief Executive Officer       Chief Financial Officer and Treasurer

ELEVEN-YEAR
FINANCIAL SUMMARY

                          1999    1998(2)      1997     1996(3)    1995    1994(4)     1993      1992       1991     1990      1989
------------------------------------------------------------------------------------------------------------------------------------
OPERATING RESULTS
(in thousands)
Revenues              $362,927   334,839    302,773   262,287   277,990   242,614   212,910   204,297    188,008  176,592   166,710
Net earnings          $ 23,144    28,444     30,881    42,307    24,136    22,829    16,482    13,289     11,618   10,781    10,042
------------------------------------------------------------------------------------------------------------------------------------

COMMON STOCK DATA(1)

Net earnings per
  share               $    .77       .94       1.04      1.42       .82       .77       .63       .52        .45      .42       .39
Cash dividends per
  share               $    .22       .22        .20       .23       .15       .13       .11       .10        .09      .08       .07
Weighted average
  shares outstanding
  (in thousands)        30,105    30,293     29,745    29,712    29,537    29,492    26,208    25,325     25,569   25,839    25,959
Book value per share  $  10.48     10.00       9.37      8.51      7.29      6.61      5.95      4.97       4.54     4.17      3.83
------------------------------------------------------------------------------------------------------------------------------------

FINANCIAL POSITION
(in thousands)

Total assets          $676,116   608,504    521,957   455,315   407,082   361,606   309,455   274,394    255,117  230,789   197,898
Long-term debt        $264,270   205,632    168,065   127,135   116,364   107,681    78,995   100,032     96,183   85,563    64,163
Shareholders' equity  $313,574   302,531    277,293   251,248   214,464   193,918   173,980   124,874    114,697  106,983    98,250
Capital expenditures,
  including business
  acquisitions        $111,843   115,880    107,514    83,689    77,083    75,825    47,237    27,238     39,861   42,385    34,253
------------------------------------------------------------------------------------------------------------------------------------

FINANCIAL RATIOS
Current ratio              .45       .43        .39       .62       .41       .67       .90       .73        .65      .91       .75
Debt/capitalization
  ratio                    .47       .42        .39       .35       .37       .37       .34       .46        .47      .45       .41
Return on revenues         6.4%      8.5%      10.2%     16.1%      8.7%      9.4%      7.7%      6.5%       6.2%     6.1%      6.0%
Return on average
  shareholders' equity     7.5%      9.8%      11.7%     18.2%     11.8%     12.4%     11.0%     11.1%      10.5%    10.5%     10.6%
------------------------------------------------------------------------------------------------------------------------------------

(1)  All per share and shares outstanding data is on a diluted basis and has been adjusted to reflect stock splits in 1998, 1996 and
     1993.
(2)  Includes charge of $2.34 million or $0.08 per share for costs associated with the Baymont name change.
(3)  Includes gain of $14.8 million or $0.49 per share on sale of certain restaurant locations.
(4)  Includes gain of $1.8 million or $0.06 per share for cumulative effect of change in accounting for income taxes.
(5)  Includes annual dividend of $0.18 per share and one quarterly dividend of $0.05 per share.

QUARTERLY INFORMATION AND
STOCK PRICES

SUPPLEMENTARY QUARTERLY FINANCIAL DATA (UNAUDITED)
(in thousands except per share data)

                      13 Weeks Ended      13 Weeks Ended       13 Weeks Ended      13 Weeks Ended
FISCAL 1999          August 27, 1998   November 26, 1998    February 25, 1999        May 27, 1999
-------------------------------------------------------------------------------------------------
Revenues                    $107,360             $87,994              $82,269             $85,304
Operating income              26,098              12,711                5,280               7,747
Net earnings                  14,191               5,889                  513               2,551
Net earnings per share           .47                 .20                  .02                 .09
-------------------------------------------------------------------------------------------------

FISCAL 1998           12 Weeks Ended      12 Weeks Ended       12 Weeks Ended      16 Weeks Ended
(as reported)        August 21, 1997   November 13, 1997     February 5, 1998        May 28, 1998
-------------------------------------------------------------------------------------------------
Revenues                     $90,053             $71,184              $71,220            $102,382
Operating income              24,205              13,674                8,092              11,648
Net earnings                  13,065               6,917                3,035               5,427
Net earnings per share*          .44                 .23                  .10                 .18
-------------------------------------------------------------------------------------------------

FISCAL 1998           13 Weeks Ended      13 Weeks Ended       13 Weeks Ended      13 Weeks Ended
(pro forma)(1)       August 28, 1997   November 27, 1997    February 26, 1998        May 28, 1998
-------------------------------------------------------------------------------------------------

Revenues                     $96,111             $76,051              $79,625             $83,052
Operating income              25,444              13,523               10,472               8,180
Net earnings                  13,669               6,707                4,284               3,784
Net earnings per share*          .46                 .22                  .14                 .12
-------------------------------------------------------------------------------------------------

(1) Pro forma information is presented as if the prior year had been reported on the new 13-week basis.

LAST SALE PRICE RANGE of COMMON STOCK

                               First              Second                Third              Fourth
FISCAL 1999                  Quarter             Quarter              Quarter             Quarter
-------------------------------------------------------------------------------------------------
High                          $18.19              $16.56               $16.25              $14.19
Low                            14.00               12.50                12.50               10.94
-------------------------------------------------------------------------------------------------

FISCAL 1998*
-------------------------------------------------------------------------------------------------
High                          $17.29              $20.67               $20.38              $18.13
Low                            16.00               16.54                16.38               16.06
=================================================================================================

*   Adjusted for the 50% stock dividend  distributed December 5, 1997.

On August 13, 1999, there were 2,333 shareholders of record for the Common Stock and 49 shareholders of record for the Class B Common Stock.

Corporate Information

Annual Meeting

Shareholders are invited to attend The Marcus Corporation's 1999 Annual Meeting at 10:00 a.m. on Monday, October 4, 1999, at the Marcus Westown Cinemas, 2440 East Moreland Boulevard, Waukesha, Wisconsin.

Investor Information

Marcus Corporation news releases and other investor information are available on
the  Internet  at:   www.businesswire.com/cnn/mcs.shtml  or  by  contacting  the corporate secretary at the company's address.

Dividend Reinvestment Plan

The Marcus Corporation has a dividend reinvestment plan through which shareholders of record may invest their cash dividends and make supplemental cash investments in additional shares. There are no commissions or service charges to purchase shares. For additional information, write or call:

Firstar Bank Milwaukee, N.A.
P.O. Box 2077 o Milwaukee, WI 53201-2077
(414) 287-3737 o (800) 637-7549

Members of the National Association of Investors Corporation (NAIC) may also participate in The Marcus Corporation's Dividend Reinvestment Plan through the NAIC Low Cost Investment Plan.

Stock Listing and Symbol
The Marcus Corporation common stock is traded on the New York Stock Exchange under the symbol MCS.

Form 10-K Report
A copy of the company's fiscal 1999 Form 10-K annual report (without exhibits) filed with the Securities and Exchange Commission is available to shareholders, without charge, by contacting the corporate secretary at the company's address.

Transfer Agent
Firstar Bank Milwaukee, N.A.
P.O. Box 2077 o Milwaukee, WI 53201-2077
(414) 287-3737 o (800) 637-7549

Legal Counsel
Foley & Lardner o Milwaukee, Wisconsin

Independent Auditors
Ernst & Young LLP o Milwaukee, Wisconsin

Corporate Headquarters
The Marcus Corporation
250 East Wisconsin Avenue Suite 1700
Milwaukee, Wisconsin 53202- 4220
(414) 905-1000

37