Form 10-K, Exhibit 13
period 2000-05-25
MARCUS CORP
filed 2000-08-23
CIK 62234

management's discussion and analysis

                           Forward-Looking Statements

Certain matters discussed in this annual report to shareholders, particularly in the Shareholders' Letter and Management's Discussion and Analysis, are "forward-looking statements" intended to qualify for the safe harbors from liability established by the Private Securities Litigation Reform Act of 1995. These forward-looking statements may generally be identified as such because the context of such statements will include words such as the Company "believes," "anticipates," "expects" or words of similar import. Similarly, statements that describe the Company's future plans, objectives or goals are also forward-looking statements. Such forward-looking statements are subject to certain risks and uncertainties, including, but not limited to, the following:
(i) the Company's ability to identify properties to acquire, develop and/or manage and continuing availability of funds for such development; (ii) the Company's ability to attract potential partners to assist in the acquisition and/or development of properties; (iii) the limited-service lodging division's ability to attract and retain quality franchise operators and to effectively execute its Baymont repositioning strategy; (iv) continuing consumer demand as a result of general economic conditions with respect to the hotels and resorts and limited-service lodging divisions; (v) continuing availability, in terms of both quality and quantity, of films for the theatre division; and (vi) competitive conditions in the markets served by the Company. Shareholders, potential investors and other readers are urged to consider these factors carefully in evaluating the forward-looking statements and are cautioned not to place undue reliance on such forward-looking statements. The forward-looking statements made herein are made only as of the date of this report and the Company undertakes no obligation to publicly update such forward-looking statements to reflect subsequent events or circumstances.

                             Results of Operations

                                    GENERAL

The Marcus Corporation reports consolidated and individual segment results of operations on a 52-or-53-week fiscal year ending on the last Thursday in May. Fiscal 2000 and fiscal 1999 were 52-week years for the Company and each of its divisions. Fiscal 1998 was a 53-week fiscal year for the Company's restaurant division, while the Company and each of its other divisions reported on a 52-week fiscal year. Fiscal 2001 will be a 53-week year for the Company and each of its divisions and the Company anticipates that its reported results for fiscal 2001 will be increased proportionately by the additional week of operations.

The Company divides its fiscal year into three 13-week quarters and a final quarter consisting of 13 or 14 weeks. The Company's primary operations are reported in the following three business segments: limited-service lodging, theatres and hotels/resorts. As a result of the Company's stated intention to dispose of its KFC restaurants, the restaurant business segment has been presented as discontinued operations in the accompanying financial statements and prior year financial results have been restated to conform with the current year presentation.

Total revenues for fiscal 2000 were $352.1 million, an increase of $16.1 million, or 4.8%, compared to fiscal 1999 revenues of $336.0 million. Fiscal 1999 revenues increased $27.2 million, or 8.8%, from fiscal 1998 revenues. The Company's theatre and hotel/resort divisions contributed to the increase in revenues during both fiscal years. The Company's limited-service lodging division revenues decreased during both fiscal years.

Earnings from continuing operations for fiscal 2000 were $21.2 million, or $.71 per share, an increase of 1.3% and 1.4%, respectively, from earnings from continuing operations of $21.0 million, or $.70 per share, for fiscal 1999. Fiscal 1999 earnings from continuing operations decreased $7.7 million, or 26.9%, from fiscal 1998 earnings from continuing operations of $28.7 million, or $.95 per share, excluding the after-tax charge of $2.34 million, or $.08 per share, in fiscal 1998 resulting from the Company's decision to change the name of Budgetel Inns to Baymont Inns & Suites. The Company recorded a $2.34 million after-tax charge ($3.9 million before-tax) to earnings for the write-off of existing signage and other one-time expenses associated with the name change during the fourth quarter of fiscal 1998. Including the name change charge, earnings from continuing operations were $26.3 million, or $.87 per share, for fiscal 1998.

Net earnings for fiscal 2000 were $22.6 million, or $.76 per share. This represented a $522,000, or 2.3% decrease, from fiscal 1999 net earnings of $23.1 million, or $.77 per share. Fiscal 1999 net earnings decreased $7.6 million, or 24.8%, from comparable fiscal 1998 earnings of $30.7 million, or $1.02 per share, excluding the after-tax charge for the Baymont name change. Including the name change charge, net earnings were $28.4 million, or $.94 per share, for fiscal 1998. Weighted average shares outstanding were 29.8 million for fiscal 2000, 30.1 million for fiscal 1999 and 30.3 million for fiscal 1998. All per share and share data in this discussion have been adjusted to reflect the Company's three-for-two stock split effected in the form of a 50% stock dividend on December 5, 1997. All per share data presented herein is on a diluted basis.

The Company's net interest expense, net of investment income, totaled $16.5 million for fiscal 2000. This represented an increase of $459,000, or 2.9%, over fiscal 1999 net interest expense of $16.1 million. Fiscal 1999 net interest expense increased $4.3 million, or 36.4%, over fiscal 1998 net interest expense of $11.8 million. These increases were the result of additional borrowings in fiscal 2000 and fiscal 1999 used to help finance the Company's capital expansion program and stock repurchase program, partially offset by increased investment income and capitalized interest.

The Company's income tax expense on continuing operations for fiscal 2000 was $14.6 million, an increase of $356,000 from fiscal 1999. The Company's effective tax rate for fiscal 2000 was 40.7%, compared to 40.5% in fiscal 1999 and 40.0% in fiscal 1998. The increased effective tax rate during fiscal 2000 and fiscal 1999 was the result of increased state income taxes, net of federal income tax benefits. The Company believes that its effective tax rate may decrease slightly in fiscal 2001 as the Company reorganizes and consolidates some of its operating subsidiaries.

Historically, the Company's first fiscal quarter has produced the strongest operating results because this period coincides with the typical summer seasonality of the movie theatre industry and the summer strength of the Company's lodging businesses. The Company's third fiscal quarter has historically produced the weakest operating results primarily due to the effects of reduced travel during the winter months on the Company's lodging businesses.

The Company incurred approximately $100 million in aggregate capital expenditures during fiscal 2000 and over $500 million during the last five fiscal years. The Company's current expansion plans include the following goals:

o Continuing to define and build the Baymont Inns & Suites brand, with a goal to be the "best in class" in the mid-price without food and beverage segment of the lodging industry. The Company currently believes that most of its anticipated future growth will ultimately come from its emphasis on opening new franchised Baymont Inns and Baymont Inns & Suites. As of the end of fiscal 2000, one new Company-owned and 26 new franchised properties were under development, the majority of which are expected to open during fiscal 2001. The Company currently believes that it will add 25 to 35 new franchised properties per year over the next few years. By emphasizing franchising, the Company believes the Baymont brand may grow more rapidly, conserving capital for other strategic purposes within the Company. In addition to the development of new franchised properties, the Company plans to further emphasize franchising in the future by exploring the potential sale of approximately 20 Company-owned properties to new and existing franchisees over the next three years, with the Company possibly retaining a management contract in some cases. The Company also anticipates exploring additional growth of the Baymont brand through potential acquisitions and joint venture investments.

o Reaching its target of 500 movie theatre screens during fiscal 2001. The Company plans to open up to 36 new screens during fiscal 2001, including 19 new screens to be added to existing locations in Wisconsin, Illinois and Minnesota. The Company's second large UltraScreen(TM) opened in June 2000 at a Madison, Wisconsin location. The Company also has plans to complete its stadium seating retrofit program, resulting in stadium seating in approximately 90% of its first-run screens by the end of 2001.

o Increasing the number of rooms managed by the hotel and resort division to 10,000 rooms over the next five years, either Company-owned or managed for others. The Company anticipates that the majority of this growth will come from management contracts for other owners. In some cases, the Company may own a partial interest in the new properties. The Company opened an extensive addition to the Hilton Milwaukee City Center in June 2000. In addition, the Company currently has two Company-owned projects under construction or in development: the Hilton Madison at Monona Terrace - a 238-room public/private endeavor with the City of Madison, Wisconsin scheduled to open late in fiscal 2001; and the Hotel Phillips - a 240-room public/private project in Kansas City, Missouri. The Company purchased the Hotel Phillips in May 2000 and currently plans to close the property this fall in order to undertake a complete restoration of this landmark property.

o Evaluating additional growth opportunities. The Company opened its seventh Woodfield Suites during fiscal 2000 and is evaluating additional sites and franchising opportunities. The Company began selling units of a vacation ownership development at the Grand Geneva Resort & Spa during fiscal 2000 and recently opened its first 18 units and a sales center, representing the Company's entrance into the timesharing business. The Company expects to continue growing this business in fiscal 2001 and beyond.

The actual number, mix and timing of potential future new facilities and expansions will depend in large part on continuing favorable industry and economic conditions, the Company's financial performance and available capital, the competitive environment, evolving customer needs and trends, customer acceptance of the new Baymont brand, the Company's ability to increase the number of franchised locations at a pace faster than that achieved under the Budgetel name and the continued availability of attractive opportunities. It is likely that the Company's expansion goals will continue to evolve and change in response to these and other factors with no assurance that these current goals will be achieved.

                            LIMITED-SERVICE LODGING

The Company's largest division is its limited-service lodging division, which contributed 39.2% of the Company's consolidated revenues and 39.0% of Company consolidated operating income, excluding corporate items, during fiscal 2000. The division's primary business consists of owning and franchising Baymont Inns & Suites and Woodfield Suites, which respectively operate in the segments of the lodging industry designated as "limited-service mid-price without food and beverage" and "limited-service all-suites." The following tables set forth revenues, operating income, operating margin, number of units and rooms data for the limited-service lodging division for the last three fiscal years:

(in millions)                           2000            1999            1998
--------------------------------------------------------------------------------
Revenues                              $138.2          $141.6          $144.7
Operating income                        21.0            25.5            35.4*
Operating margin (% of revenues)        15.2%           18.0%           24.4%*
--------------------------------------------------------------------------------
* Excludes $3.9 million before-tax charge for Baymont name change.

                                                 Number of units at year-end
                                        2000            1999            1998
--------------------------------------------------------------------------------
Baymont Inns & Suites
   Company-owned or operated              95              99             106
   Franchised                             76              65              50
--------------------------------------------------------------------------------
      Total Baymont Inns & Suites        171             164             156
--------------------------------------------------------------------------------
Woodfield Suites
   Company-owned                           7               6              5
--------------------------------------------------------------------------------
      Total number of units              178             170             161
--------------------------------------------------------------------------------

                                                 Available rooms at year-end
                                        2000            1999            1998
--------------------------------------------------------------------------------
Baymont Inns & Suites
   Company-owned or operated           9,877          10,380          11,326
   Franchised                          6,775           5,984           4,766
--------------------------------------------------------------------------------
      Total Baymont Inns & Suites     16,652          16,364          16,092
--------------------------------------------------------------------------------
Woodfield Suites                         889             737             610
--------------------------------------------------------------------------------
      Total available rooms           17,541          17,101          16,702
--------------------------------------------------------------------------------

Total revenues in the limited-service lodging division decreased 2.4% during fiscal 2000 due primarily to the reduction in the number of Company-owned Baymont Inns & Suites. Total revenues decreased 2.2% during fiscal 1999 principally as a result of reduced occupancy at the Company's comparable Inns. Average daily room rates at Baymont Inns & Suites increased 7.9% during fiscal 2000 and 3.1% during fiscal 1999 compared to the respective prior years. Baymont's occupancy percentage decreased 2.5 and 3.9 percentage points during fiscal 2000 and fiscal 1999, respectively. The primary factor contributing to the decline in occupancy in both fiscal years was the significant increase in the industry supply of limited-service lodging rooms. The increased room supply was especially prevalent in the Midwestern and Southern portions of the country, where the Company has a large number of properties. Occupancy was also negatively impacted during the second half of fiscal 1999 and first half of fiscal 2000 by the name change from Budgetel to Baymont. The result of the average daily rate increases and occupancy declines was a 2.4% increase and a 3.7% decrease in Baymont Inns & Suites revenue per available room, or RevPAR, for comparable Inns for fiscal 2000 and 1999, respectively. RevPAR for comparable Woodfield Suites increased 2.2% during fiscal 2000 and 7.9% during fiscal 1999 compared to the prior fiscal years, respectively.

During the third quarter of fiscal 1999, the Company officially changed the name of its Budgetel Inns to Baymont Inns and Baymont Inns & Suites. As the Company expected, the Baymont introduction did not immediately alter the trends being experienced by the Company and others in the limited-service segment of the lodging industry and may have actually contributed to a decline in occupancy during the name change transition, as customers were not yet familiar with the new name. The division's quarterly RevPAR trends for the last two fiscal years have been as follows:

                                                             RevPAR % change
                                                        2000            1999
--------------------------------------------------------------------------------
1st Quarter                                             -2.9%           +0.9%
2nd Quarter                                             -0.6%           -0.9%
3rd Quarter                                             +5.9%           -7.3%
4th Quarter                                             +7.2%           -5.0%
--------------------------------------------------------------------------------

As the above table indicates, the percentage change in RevPAR at comparable Baymont Inns & Suites has improved each quarter since the initial introduction of the new brand during the third quarter of fiscal 1999. The improvement in RevPAR is attributable primarily to increased market awareness of the Baymont brand and the addition of lobby breakfasts at the majority of the Company-owned Baymont locations. Inns with lobby breakfasts consistently performed significantly better than Inns without the lobby breakfast, due to favorable guest response to the new amenity and increased average rates implemented in conjunction with such installations. The Company completed installation of the lobby breakfasts at its Company-owned Inns during the third quarter of fiscal 2000. Subject to changes in economic and industry conditions, the Company believes that RevPAR should continue to improve during fiscal 2001 as market awareness of the Baymont brand continues to increase and the Company benefits from a full year of the lobby breakfast program.

No Company-owned Baymont Inns & Suites were opened during fiscal 2000 or fiscal 1999, while two new Budgetel Inns were opened in fiscal 1998. One new Woodfield Suites was opened during each of the last three fiscal years. The Company's newly opened Woodfield Suites contributed additional revenues of $3.2 million and nominal operating income during fiscal 2000. Newly opened properties contributed additional revenue of $2.4 million and nominal operating income during fiscal 1999. During the first half of fiscal 2000, the Company sold four Baymont Inns, including one to a franchisee. Pre-tax gains of approximately $2.4 million were recognized during fiscal 2000 as a result of the sale of these Inns. Late in fiscal 1999, the Company sold seven Baymont Inns & Suites, including five to a new franchisee. A pre-tax gain of approximately $1.3 million was recognized during fiscal 1999 as a result of those sales. As a result of the sale of these 11 Inns, fiscal 2000 and fiscal 1999 revenues were negatively impacted by $7.9 million and $800,000, respectively, compared to the prior years. The Company has identified up to 20 additional Baymont Inns & Suites that will be considered for sale to new and existing franchisees over the next three years as part of the Company's strategy to emphasize growth through franchising. In some cases, the Company may continue to manage a sold property for a new owner under the terms of a management contract. The Company believes that this strategy will give its franchise partners the opportunity to develop a significant market presence and will allow the Company to utilize the sales proceeds for other growth opportunities, including developing Baymont properties in new markets. Although this strategy will result in reduced revenues until the sales proceeds are reinvested, the Company expects that profitability will increase over time as a result.

The limited-service lodging division's operating income decreased 17.7% and 27.9% during fiscal 2000 and fiscal 1999, respectively, excluding the fiscal 1998 $3.9 million before-tax charge for Baymont name-change costs. Operating margins, excluding the Baymont name-change costs, declined to 15.2%, compared to 18.0% and 24.4% in fiscal 1999 and 1998, respectively, due primarily to the reductions in RevPAR during fiscal 1999 and first half of fiscal 2000, increased payroll costs from a tight labor market, combined with increased costs of additional guest amenities and marketing costs associated with the re-branding effort. In addition, administrative costs have increased due to recent investments in information technology and personnel, including sales staff, incurred in association with the Baymont re-branding. Partially offsetting the reduced operating income from Baymont Inns & Suites operations were improved franchise revenues and increased operating income from the division's Woodfield Suites properties. Overall limited-service lodging division operating margins increased slightly during the second half of fiscal 2000 compared to the same period during the prior year and the Company currently expects margins to continue to stabilize and improve during fiscal 2001 if economic and industry conditions do not worsen.

                                    THEATRES

The Company's oldest and second largest division is its theatre division. The theatre division contributed 34.7% of the Company's consolidated revenues and 40.9% of its consolidated operating income, excluding corporate items, during fiscal 2000. The theatre division operates motion picture theatres in Wisconsin, Illinois, Ohio and Minnesota, and a family entertainment center in Wisconsin. The following tables set forth revenues, operating income, operating margin, screens and theatres for the last three fiscal years:

(in millions)                           2000            1999            1998
--------------------------------------------------------------------------------
Revenues                              $122.3          $111.2           $91.8
Operating income                        22.0            20.4            19.7
Operating margin (% of revenues)        18.0%           18.3%           21.4%
--------------------------------------------------------------------------------

                                                  Number of screens and
                                                  locations at year-end
                                        2000            1999            1998
--------------------------------------------------------------------------------
Theatre screens                          470             428             361
Theatre locations                         50              48              46
   Average screens per location          9.4             8.9             7.8
--------------------------------------------------------------------------------

Total revenues in the theatre division increased 9.9% and 21.2% during fiscal years 2000 and 1999, respectively, principally as a result of adding additional screens. Consistent with the Company's long-term strategic plan to focus on operating large multi-screen theatres, the Company added 42 new screens during fiscal 2000, including a new 16-screen ultraplex in Oakdale, Minnesota. In addition, the Company added 19 screens to four existing theatres during fiscal 2000 and added the Company's second large screen IMAX(R) 2D/3D theatre at its Addison, Illinois location.

The Company also purchased a six-screen theatre during fiscal 2000 in Shakopee, Minnesota. As of May 25, 2000, the Company operated 445 first-run screens and 25 budget screens. Compared to first-run theatres, budget theatres generally have lower box office revenues and associated film costs, but higher concession sales as a percentage of box office revenue.

The Company added 73 new screens during fiscal 1999, including a new 17-screen ultraplex in suburban Columbus, Ohio. This ultraplex represented the Company's second theatre in the Columbus market and included the Company's first IMAX(R) theatre. The Company also purchased three theatres during fiscal 1999 - a 10-screen theatre in Milwaukee; a 14-screen theatre in Elgin, Illinois; and a 10-screen theatre in Wausau, Wisconsin. In addition, the Company added 23 screens to seven existing theatres during fiscal 1999 and converted two screens at a suburban Milwaukee theatre into its first UltraScreen(TM) - a 75-foot wide, 32-foot high screen nearly three times the size of traditional theatre screens. The new screens added during fiscal 2000 and fiscal 1999 generated additional revenues of $13.0 million and $21.9 million, respectively, compared to the previous years.

Two theatres with a total of six screens were closed during fiscal 1999. These closed theatres had minimal impact on operations in fiscal 1999.

Revenues for the theatre business and the motion picture industry in general are heavily dependent on the general audience appeal of available films, together with studio marketing, advertising and support campaigns, factors over which the Company has no control. This was particularly evident during the last two fiscal years. Theatre division revenues were up 27.0% over the prior year at the end of the first quarter of fiscal 2000, due to the strong summer box office performance of films such as Star Wars I: The Phantom Menace, The Sixth Sense, Austin Powers 2: The Spy Who Shagged Me, Runaway Bride, Tarzan and Big Daddy. With the exception of the films Toy Story 2 and The Green Mile, however, there was a lack of quality film product during the last three quarters of fiscal 2000, resulting in an increase in total theatre revenues of only 2.6% during the last three quarters of fiscal 2000 compared to the same period during the prior year. Similarly, theatre division revenues during fiscal 1999 were up 36% over the prior year at the end of the second quarter of fiscal 1999, but the lack of quality and quantity of film product during the second half of fiscal 1999 eliminated the majority of the division's earlier increases. The highest grossing films during fiscal 1999 included Saving Private Ryan, There's Something About Mary, Armageddon, Star Wars I: The Phantom Menace, A Bug's Life, Waterboy, Patch Adams and The Matrix. Comparisons of fiscal 1999 to fiscal 1998 results were also greatly affected by the record-setting box office performance of the film Titanic during fiscal 1998. Each of the fiscal 2000 films identified produced box office receipts in excess of $1.7 million for the theatre division during fiscal 2000. Each of the fiscal 1999 films identified produced box office receipts in excess of $1.5 million for the theatre division during fiscal 1999.

The Company played 172, 153 and 162 films at its theatres during fiscal years 2000, 1999 and 1998, respectively. Included in the total films played were 10 IMAX(R) films during fiscal 2000 and 4 IMAX(R) films during fiscal 1999.

Total box office receipts during fiscal 2000 were $81.6 million, an increase of $7.6 million, or 10.3%, from $74.0 million during fiscal 1999. Fiscal 1999 box office receipts increased $14.0 million, or 23.4%, compared to fiscal 1998. These increases were attributable to 3.6% and 21.8% increases in attendance during fiscal years 2000 and 1999, respectively. The increases in attendance were due to the increase in new screens each year. Attendance at the Company's comparable locations decreased 8.4% during fiscal 2000 and 4.1% during fiscal 1999, compared to the previous year. Attendance during both fiscal years was negatively impacted by additional theatre screens in several of the Company's markets and the lack of quality and quantity of film product during significant portions of the year. Attendance during fiscal 1999 was also negatively impacted by a major winter storm on New Year's weekend during what is traditionally the largest theatre attendance week of the year. The Company estimates that it lost approximately $2 million in revenues due to the storm.

The theatre division's average ticket price increased 6.5% and 1.3% during fiscal 2000 and fiscal 1999, respectively, compared to the prior year. Ticket prices were increased during fiscal 2000 in order to reflect the significant investments in stadium seating and digital sound that have been made in the majority of the division's theatres. First-run theatre average ticket prices increased 5.6% during fiscal 2000 and 2.2% during fiscal 1999, compared to the respective prior years.

Concession revenues during fiscal 2000 were $36.5 million, an increase of $3.1 million, or 9.2%, from $33.4 million during fiscal 1999. Fiscal 1999 concession revenues increased $6.4 million, or 23.9%, from fiscal 1998 concession revenues of $27.0 million. Concession revenues increased due to increased theatre attendance from the Company's added screens and the 5.6% and 1.9% increase in average concession sales per person during fiscal years 2000 and 1999, respectively. Average concession sales per person are impacted by changes in concession pricing, types of films played and changes in the Company's geographic mix of theatre locations.

The theatre division's operating income increased 7.9% during fiscal 2000 and 3.7% during fiscal 1999, compared to the respective prior year's results. The division's operating margin decreased to 18.0% during fiscal 2000, compared to 18.3% and 21.4% in fiscal 1999 and 1998, respectively. Fiscal 2000 and fiscal 1999 operating margins were impacted by the disappointing film product and increased occupancy expenses associated with recent capital investments in the division. The Company believes, however, that its long-term competitive position has been strengthened as a result of these capital investments. Fiscal 2000 was further negatively impacted by high film costs associated with the fiscal year's highest grossing film, Star Wars I: The Phantom Menace and an overall disappointing performance by the Company's two IMAX(R) theatre screens. Fiscal 2000 and fiscal 1999 operating income was reduced by pre-opening expenses for new screens of over $400,000 and $700,000, respectively.

                               HOTELS AND RESORTS

The Company's hotels and resorts division contributed 25.5% of the Company's consolidated revenues and 20.1% of the Company's consolidated operating income, excluding corporate items, during fiscal 2000. The hotel and resort division owns and operates two full-service hotels in downtown Milwaukee, Wisconsin, a full-facility destination resort in Lake Geneva, Wisconsin, a boutique luxury resort in Indian Wells, California and a full-service hotel in downtown Kansas City, Missouri. In addition, the Company managed three hotels and a resort during the majority of the fiscal years presented. The following table sets forth revenues, operating income, operating margin and rooms data for the hotels and resorts division for the last three fiscal years:

(in millions)                           2000            1999            1998
--------------------------------------------------------------------------------
Revenues                               $89.9           $81.2           $70.3
Operating income                        10.8             8.1             7.9
Operating margin (% of revenues)        12.0%           10.0%           11.2%
--------------------------------------------------------------------------------

                                                 Available rooms at year-end
                                        2000            1999            1998
--------------------------------------------------------------------------------
Company-owned                          1,683           1,388           1,388
Management contracts                     640             879             879
--------------------------------------------------------------------------------
   Total rooms managed                 2,323           2,267           2,267
--------------------------------------------------------------------------------

Total revenues in the hotels and resorts division increased 10.7% and 15.5% during fiscal 2000 and fiscal 1999, respectively, compared to the prior year. The division's operating income increased 33.4% during fiscal 2000 and 2.9% during fiscal 1999, compared to the respective previous years. Division revenues increased during fiscal 2000 due to increased RevPAR at the Company-owned properties and the first year of sales of vacation ownership units at the Grand Geneva Resort & Spa in Lake Geneva, Wisconsin. Improved performance at the Company's two resorts, the Grand Geneva Resort & Spa and the Miramonte Resort in Indian Wells, California, contributed to the majority of the increased operating income during fiscal 2000. Increased RevPAR at the Company-owned properties and increased management fees, due to improved results at the Company's managed properties, contributed to the improved operating results during fiscal 1999. Operating margin declined in fiscal 1999 due to the impact of the first full year of operation at the Miramonte Resort in Indian Wells, California.

Occupancy and average daily rate increases at the division's comparable owned properties, in particular the Miramonte Resort, contributed to the increase in revenues and operating income in both fiscal 2000 and fiscal 1999. As a result of the occupancy and average daily rate increases, the division's total RevPAR for comparable properties increased 3.2% and 10.5% during fiscal 2000 and 1999, respectively, compared to the prior year. Prior to fiscal 2000, the hotels and resorts division had experienced double-digit increases in RevPAR for three consecutive years. This was primarily because, unlike the limited-service segment of the lodging industry, strong consumer demand in conjunction with a relatively small increase in industry room supply has resulted in strong operating results for owners and operators of upper-end hotels and resorts. During fiscal 2000, there were some minor increases in room supply in the Company's markets and average daily rate increases slowed, resulting in an overall RevPAR increase that more closely reflected annual inflation trends. The Company currently believes that its RevPAR for comparable properties in the hotel and resort division will continue to increase in fiscal 2001, but at a rate more reflective of fiscal 2000 results. As a result, operating margins at comparable properties are not expected to increase significantly during fiscal 2001.

The division acquired a resort in Indian Wells, California in fiscal 1997 and closed the facility for an extensive renovation. The Company reopened the property in January 1998 under the name Miramonte Resort. Fiscal 1999 and 1998 results were negatively impacted by approximately $2.0 million and $1.2 million, respectively, of pre-opening costs and start-up operating losses at the Miramonte. All pre-opening expenses were fully amortized during fiscal 1999, which contributed to more favorable comparisons in operating income during fiscal 2000. During fiscal 1998, the Company entered into a management contract to operate the Mission Point Resort on Mackinac Island, Michigan. The Mission Point Resort was a seasonal property and did not materially impact the Company's fiscal 1998 operating results. The Company discontinued management of the Mission Point Resort during the third quarter of fiscal 2000. The impact on future operating results will not be material.

The Company began construction during fiscal 1999 on an extensive addition to the Hilton Milwaukee City Center. The rooms portion of the addition was opened during the first quarter of fiscal 2001, making it the largest hotel in Wisconsin with 730 rooms. The addition will also include a family water park fun center, scheduled to open in September 2000, and a skywalk to Milwaukee's new Midwest Express Convention Center. Construction also commenced late in fiscal 1999 on the division's new Hilton Madison at Monona Terrace, a 238-room hotel connected by skywalk to the Monona Terrace Convention Center in Madison, Wisconsin and scheduled to open late in fiscal 2001. The Company expects that its pre-opening expenses during fiscal 2001 related to the opening of this new hotel will have an adverse impact on fiscal 2001 division operating results. Late during fiscal 2000, the Company purchased the 240-room Hotel Phillips, a downtown Kansas City, Missouri landmark property. The Company plans to close the property during the fall of 2000 and undertake a complete restoration of the hotel. The Company expects interim operating losses and pre-opening expenses during fiscal 2001 to have an adverse impact on fiscal 2001 operating results.

The Company began sales and construction of a vacation ownership development at the Grand Geneva Resort & Spa during fiscal 1999, representing the Company's entrance into the timesharing business. The first 18 units, a sales center and a model unit opened in June 2000. During the first three quarters of fiscal 2000, the Company accounted for all sales of vacation intervals using the deposit method, deferring all revenue because certain minimum sales levels had not been reached. During the fourth quarter of fiscal 2000, minimum sales levels were met and revenues were recognized on the percentage-of-completion method, as construction was not substantially completed by May 25, 2000. Under this methodology, the vacation ownership development contributed revenues of $3.9 million during fiscal 2000 and negatively impacted operating income in fiscal 2000 by approximately $500,000 due to start-up selling costs and the fact that initial sales efforts were limited while the Company obtained the necessary approvals to sell to Illinois residents. The Company expects the vacation ownership development to add to division operating income in fiscal 2001.

                            DISCONTINUED OPERATIONS

In September 1999, the Company announced its intention to sell its 30 KFC and KFC/Taco Bell 2-in-1 restaurants. The Company decided to dispose of its restaurant business in order to concentrate on its core lodging and theatre operations. In fiscal years 1995 and 1996, respectively, the Company had divested its family restaurant business and its Applebee's restaurants. An agreement entered into by the Company in September 1999 to sell the KFC restaurants was subsequently terminated during the second quarter. The Company is currently actively pursuing the sale of the KFC assets, which consist primarily of land, buildings and equipment. If a sale is consummated, the Company anticipates that a significant gain from the sale of the assets would be recognized. Fiscal 2000 results of the restaurant operations have been accounted for as discontinued operations in the Company's consolidated financial statements. Rental revenues and operating income resulting from the leasing of several Company-owned restaurants to restaurant operators, which had previously been included in restaurant segment results, is now included in corporate items. Prior year financial results have been restated to conform with the current year presentation.

The Company has non-exclusive franchise rights to operate KFC restaurants in the Milwaukee metropolitan area and in northeast Wisconsin. The Company operated 27 KFC restaurants and 3 KFC/Taco Bell 2-in-1 restaurants at the end of fiscal 2000 and fiscal 1999 and 30 KFC restaurants and 1 KFC/Taco Bell 2-in-1 restaurant at the end of fiscal 1998. The following table sets forth revenues, income from discontinued operations, net of applicable income taxes, and after-tax operating margin for the discontinued operations for the last three fiscal years.

(in millions)                              2000         1999            1998
--------------------------------------------------------------------------------
Revenues                                  $24.4        $26.9           $26.1
Income from discontinued operations,
  net of applicable income taxes            1.4          2.0             2.1
After-tax operating margin(% of revenues)   5.7%         7.4%            8.0%
--------------------------------------------------------------------------------

Total revenues from discontinued operations decreased 9.3% during fiscal 2000 and increased 3.3% during fiscal 1999, compared to the respective previous years. Included in fiscal 1999 revenues was approximately $500,000 of revenues from a Milwaukee summer festival beer tent previously operated by the Company's restaurant division. The Company discontinued operation of this tent during fiscal 2000. Excluding the revenues from the beer tent and $300,000 of revenues from a KFC restaurant that was sold during fiscal 1999, same store KFC revenues decreased $1.7 million, or 6.3%, during fiscal 2000 compared to fiscal 1999 KFC same store revenues of $26.1 million. The decrease in revenues during fiscal 2000 was due primarily to a series of national advertising lunch promotions for sandwiches that were not as effective as anticipated, the temporary dissolution of a local advertising co-op due to a dispute among its members, discontinuance of delivery at several locations and an ineffective national Star Wars promotion. The co-op has since been reinstated and recent national advertising is once again focusing on KFC's core chicken-on- the-bone products and specialty chicken products. During fiscal 2000, same store KFC guest counts decreased 2.5% and the average guest check decreased 4.4% due primarily to the sandwich promotions, which emphasized lower priced items yet did not result in incremental increases in customer counts. Excluding the revenues from the sold restaurant, same store KFC restaurant revenues increased 5.0% during fiscal 1999. Fiscal 1999 same store KFC guest counts increased 1.9% and average guest checks increased due to increased snack and lunch-time traffic, the consumer appeal of the KFC/Taco Bell 2-in-1 concept and the introduction of several new franchisor products.

The Company's income from discontinued operations, net of applicable income taxes, decreased 30.2% and 4.9% during fiscal years 2000 and 1999, respectively, compared to the previous year. Fiscal 2000 income from discontinued operations decreased due to the reduction in sales, higher chicken prices and higher food costs associated with selling sandwiches. Although operating income from the Company's KFC restaurants increased during fiscal 1999, the Company's reported income from discontinued operations decreased due primarily to a one-time insurance adjustment from a prior year claim that was settled during fiscal 1999. The Company's comparable KFC restaurants experienced a 2.4% increase in aggregate operating income during fiscal 1999. Increased food costs resulting from higher chicken prices limited the increase in operating income in fiscal 1999. The Company converted two KFC restaurants into KFC/Taco Bell 2-in-1 units and sold one KFC restaurant during fiscal 1999 and converted one KFC restaurant into a KFC/Taco Bell 2-in-1 unit during fiscal 1998.

                              Financial Condition

The Company's lodging and movie theatre businesses each generate significant and consistent daily amounts of cash because each segment's revenue is derived predominantly from consumer cash purchases. The Company believes that these consistent and predictable cash sources, together with the availability to the Company of $45 million of unused credit lines at fiscal 2000 year end, should be adequate to support the ongoing operational liquidity needs of the Company's businesses. The Company increased its credit lines during fiscal 1999, replacing several separate lines totaling $90 million with a new five-year $125 million revolving credit agreement and a separate $5 million line.

Net cash provided by operating activities increased by $7.4 million, or 12.3%, to $67.3 million in fiscal 2000, compared to $59.9 million in fiscal 1999. The increase was primarily the result of timing differences in payments of accounts payable and taxes other than income taxes, net of receipts of accounts and notes receivable. Development costs incurred during fiscal 2000 associated with the Company's vacation ownership business reduced the net increase in cash provided by operating activities. Depreciation and amortization (a non-cash expense) increased as a result of the Company's increased capital spending program.

Net cash used in investing activities during fiscal 2000 decreased by $22.6 million, or 21.2%, to $84.0 million. The reduction in net cash used in investing activities was primarily the result of reduced capital expenditures and increased net proceeds from disposals of property, equipment and other assets. Total capital expenditures (including normal continuing capital maintenance projects and business acquisitions) of $99.5 million and $111.8 million were incurred in fiscal 2000 and 1999, respectively. Capital expenditures and business acquisitions during fiscal 2000 included $21.2 million incurred on limited-service lodging division projects, $39.6 million on theatre division projects and $33.6 million on hotel and resort division projects. During fiscal 1999, $29.7 million was incurred on limited-service lodging division projects, $64.5 million on theatre division projects and $14.1 million on hotel and resort division projects. Total capital expenditures in fiscal 2001 are currently not expected to exceed fiscal 2000 expenditures and are expected to be funded by cash generated from operations, net proceeds from the disposal of selected assets and additional debt, including, but not limited to, additional institutional debt from the Company's private placement program and borrowings under the Company's revolving credit facility. Fiscal 2001 capital expenditures on theatre division projects are anticipated to be significantly less than the prior year and fiscal 2001 capital expenditures on hotels and resorts division projects may increase. The Company's ability to attract potential partners to assist in the acquisition and/or development of hotel and resort properties will impact total capital expenditures during fiscal 2001 for the hotel and resort division.

Cash proceeds from the disposals of property, equipment and other assets totaled $15.9 million and $10.5 million during fiscal 2000 and 1999, respectively. The cash proceeds received during fiscal 2000 were primarily the result of the sale of four Baymont Inns & Suites, five former restaurant locations and several parcels of land. The cash proceeds received during fiscal 1999 were primarily the result of the sale of seven Baymont Inns & Suites, one KFC restaurant and one bowling alley. During fiscal 1999, the Company expended $3.2 million for the purchase of interests in several joint ventures in the limited-service lodging division.

Principally as a result of borrowing a portion of the Company's fiscal 2000 funding used in facility expansions and renovations, the Company's total debt increased to $302.6 million at the close of fiscal 2000, compared to $274.7 million at the end of fiscal 1999. Net cash provided by financing activities in fiscal 2000 totaled $16.1 million, compared to $45.5 million in fiscal 1999. During fiscal 2000, the Company received $38.5 million of net proceeds from the issuance of notes payable and long-term debt, compared to $76.9 million during fiscal 1999. Included in the fiscal 1999 proceeds was $40 million in principal of senior unsecured long-term notes privately placed with two institutional lenders. The Company has the ability to issue up to $45 million of additional senior notes under its private placement program. The Company used a portion of the proceeds from its issued senior notes during fiscal 1999 to pay off existing short-term debt, resulting in total principal payments on notes payable and long-term debt of $18.9 million in fiscal 1999 compared to $10.9 million in fiscal 2000. The Company's debt-capitalization ratio was 0.48 at May 25, 2000, compared to 0.47 at the prior fiscal year end.

During fiscal 2000, the Company repurchased 528,000 of its common shares for approximately $5.6 million in the open market compared to 490,000 of common share repurchases for approximately $7.2 million during fiscal 1999. As of July 20, 2000, the Company had repurchased an additional 214,000 of its common shares during the first quarter of fiscal 2001. The Company also announced in the first quarter of fiscal 2001 that its Board of Directors had authorized the repurchase of up to 2 million additional shares of the Company's outstanding common stock. If a sale of the restaurant business is consummated, the Company will consider using a portion of the anticipated proceeds from the sale for its stock repurchase program. Any such repurchases are expected to be executed on the open market or in privately negotiated transactions depending upon a number of factors, including prevailing market conditions.

                    Quantitative and Qualitative Disclosures
                               About Market Risk

The Company is exposed to market risk related to changes in interest rates. The Company manages its exposure to this market risk through the monitoring of available financing alternatives.

Variable interest rate risk: The Company's earnings are affected by changes in short-term interest rates as a result of its borrowings under its revolving credit agreements, floating-rate mortgages/industrial development revenue bonds and unsecured term notes not subject to interest rate swap agreements. Based upon the Company's variable rate debt for such borrowings at May 25, 2000, a 100 basis point increase in market rates would increase interest expense and decrease earnings before income taxes by approximately $500,000. This sensitivity analysis does not consider any actions management might take to mitigate its exposure in the event of a change of such magnitude. The Company's commercial paper outstanding at May 25, 2000 has been excluded from the above sensitivity analysis. Although commercial paper is classified as long-term debt based upon the Company's ability and intent to replace it with long-term borrowings, all outstanding commercial paper matures within three months of year-end. As a result, there would be no expected material change in interest expense or fair market value following a reasonably expected change in interest rates.

Fixed interest rate risk: The fair value of long-term fixed interest rate debt may also be subject to interest rate risk. Generally, the fair market value of fixed interest rate debt will increase as interest rates fall and decrease as interest rates rise. Based upon the respective rates and prepayment provisions of the Company's fixed interest rate senior notes and mortgages at May 25, 2000, the carrying amounts of such debt approximates their fair value.

Interest rate swaps: The Company enters into interest rate swap agreements to manage its exposure to interest rate changes. The swaps involve the exchange of fixed and variable interest rate payments without exchanging the notional principal amount. Payments or receipts on the agreements are recorded as adjustments to interest expense. At May 25, 2000, the Company had interest rate swap agreements of $1.5 million, expiring on October 2, 2000, and $7.5 million, expiring August 6, 2001. The Company pays a defined fixed rate while receiving a defined variable rate based on LIBOR. Together, these swap agreements effectively convert $9.0 million of the Company's variable rate unsecured term notes to a fixed rate. The additional net interest expense recorded in fiscal 2000 and 1999 as a result of the swap agreements was not material. The fair value of these interest rate swap agreements represents the estimated receipts or payments that would be made to terminate the agreements. At May 25, 2000, the fair market value of the Company's swap agreements, as determined by the lender, is an asset of approximately $69,000.

consolidated statements of earnings
                                                                                            Year ended
(in thousands, except per share data)                                       May 25, 2000    May 27, 1999    May 28, 1998
--------------------------------------------------------------------------------------------------------------------------
Revenues:
  Rooms and telephone                                                           $170,597        $173,305        $171,668
  Theatre admissions                                                              81,637          74,011          59,969
  Theatre concessions                                                             36,482          33,413          26,968
  Food and beverage                                                               26,614          25,075          22,314
  Other income                                                                    36,788          30,195          27,864
--------------------------------------------------------------------------------------------------------------------------
Total revenues                                                                   352,118         335,999         308,783

Costs and expenses:
  Rooms and telephone                                                             71,238          70,117          66,644
  Theatre operations                                                              63,999          58,150          46,231
  Theatre concessions                                                              8,887           8,419           7,321
  Food and beverage                                                               20,363          19,446          17,652
  Advertising and marketing                                                       25,969          24,535          21,301
  Administrative                                                                  39,654          37,134          30,403
  Depreciation and amortization                                                   40,458          37,205          31,865
  Rent (Note 10)                                                                   2,954           2,853           2,340
  Property taxes                                                                  14,066          13,498          11,948
  Pre-opening expenses                                                             1,004           1,769           2,041
  Other operating expenses                                                        15,438          14,368          13,012
  Baymont name change (Note 3)                                                         -               -           3,900
--------------------------------------------------------------------------------------------------------------------------
Total costs and expenses                                                         304,030         287,494         254,658
--------------------------------------------------------------------------------------------------------------------------

Operating income                                                                  48,088          48,505          54,125

Other income (expense):
  Investment income                                                                1,453             783             834
  Interest expense                                                               (17,975)        (16,846)        (12,612)
  Gain on disposition of property and equipment                                    4,266           2,754           1,537
--------------------------------------------------------------------------------------------------------------------------
                                                                                 (12,256)        (13,309)        (10,241)
--------------------------------------------------------------------------------------------------------------------------
Earnings from continuing operations before income taxes                           35,832          35,196          43,884
Income taxes (Note 9)                                                             14,594          14,238          17,541
--------------------------------------------------------------------------------------------------------------------------
Earnings from continuing operations                                               21,238          20,958          26,343

Discontinued operations (Note 4):
  Income from discontinued operations, net of income
    taxes of $951, $1,346 and $1,395, respectively                                 1,384           1,982           2,095
  Gain on disposal of discontinued operations, net of income
    taxes of $139 and $4 in 1999 and 1998, respectively                                -             204               6
--------------------------------------------------------------------------------------------------------------------------
Net earnings                                                                    $ 22,622        $ 23,144        $ 28,444
--------------------------------------------------------------------------------------------------------------------------

Earnings per common share - basic:
  Continuing operations                                                         $    .71        $    .70        $    .88
  Discontinued operations                                                            .05             .07             .07
--------------------------------------------------------------------------------------------------------------------------
Net earnings per share - basic                                                  $    .76        $    .77        $    .95
--------------------------------------------------------------------------------------------------------------------------

Earnings per common share - diluted:
  Continuing operations                                                         $    .71        $    .70        $    .87
  Discontinued operations                                                            .05             .07             .07
--------------------------------------------------------------------------------------------------------------------------
Net earnings per share - diluted                                                $    .76        $    .77        $    .94
--------------------------------------------------------------------------------------------------------------------------

Weighted average shares outstanding:
  Basic                                                                           29,796          30,005          30,046
  Diluted                                                                         29,828          30,105          30,293
--------------------------------------------------------------------------------------------------------------------------

See accompanying notes.

consolidated balance sheets

(in thousands, except share and per share data)                             May 25, 2000    May 27, 1999
--------------------------------------------------------------------------------------------------------------------------

ASSETS
Current assets:
  Cash and cash equivalents                                                     $  2,935        $  3,499
  Accounts and notes receivable (Note 5)                                          11,908          11,059
  Receivables from joint ventures (Note 11)                                        2,468           1,739
  Refundable income taxes                                                          3,020           6,041
  Real estate and development costs                                                3,917               -
  Other current assets                                                             4,147           4,400
--------------------------------------------------------------------------------------------------------------------------
Total current assets                                                              28,395          26,738

Property and equipment, net (Note 5)                                             658,317         611,213
Other assets:
  Investments in joint ventures (Notes 10 and 11)                                  2,025           2,045
  Other (Note 5)                                                                  35,039          36,120
--------------------------------------------------------------------------------------------------------------------------
Total other assets                                                                37,064          38,165
--------------------------------------------------------------------------------------------------------------------------
Total assets                                                                    $723,776        $676,116
--------------------------------------------------------------------------------------------------------------------------

LIABILITIES AND SHAREHOLDERS' EQUITY
Current liabilities:
  Notes payable (Note 11)                                                       $  4,228        $  4,479
  Accounts payable                                                                24,463          22,958
  Taxes other than income taxes                                                   11,219           9,575
  Accrued compensation                                                             4,307           2,617
  Other accrued liabilities                                                       10,026           9,287
  Current maturities of long-term debt (Note 6)                                   16,228          10,470
--------------------------------------------------------------------------------------------------------------------------
Total current liabilities                                                         70,471          59,386

Long-term debt (Note 6)                                                          286,344         264,270
Deferred income taxes (Note 9)                                                    32,602          31,405
Deferred compensation and other (Note 8)                                           9,112           7,481
Commitments, license rights and contingencies (Note 10)
Shareholders' equity (Note 7):
  Preferred Stock, $1 par; authorized 1,000,000 shares; none issued
  Common Stock:
    Common Stock, $1 par; authorized 50,000,000 shares;
       issued 19,072,617 shares in 2000 and 18,680,508 shares in 1999             19,073          18,681
    Class B Common Stock, $1 par; authorized 33,000,000 shares; issued and
      outstanding 12,116,896 shares in 2000 and 12,509,005 shares in 1999         12,117          12,509
  Capital in excess of par                                                        40,774          40,685
  Retained earnings                                                              268,808         252,498
  Accumulated other comprehensive loss                                              (257)           (214)
--------------------------------------------------------------------------------------------------------------------------
                                                                                 340,515         324,159
  Less cost of Common Stock in treasury (1,708,247 shares in 2000 and
    1,280,676 shares in 1999)                                                    (15,268)        (10,585)
--------------------------------------------------------------------------------------------------------------------------
Total shareholders' equity                                                       325,247         313,574
--------------------------------------------------------------------------------------------------------------------------
Total liabilities and shareholders' equity                                      $723,776        $676,116
--------------------------------------------------------------------------------------------------------------------------

See accompanying notes.

consolidated statements of shareholders' equity

                                                                        Three years ended May 25, 2000
                                                                                             Accumulated
                                                          Class B     Capital                      Other
                                                Common     Common   in Excess     Retained Comprehensive   Treasury
(in thousands, except per share data)            Stock      Stock      of Par     Earnings          Loss      Stock        Total
----------------------------------------------------------------------------------------------------------------------------------
BALANCES AT MAY 29, 1997                       $17,518    $13,062     $29,277     $220,860       $     -   $ (3,424)    $277,293
   Cash dividends:
      $.20 per share Class B Common Stock            -          -           -       (2,522)            -          -       (2,522)
      $.22 per share Common Stock                    -          -           -       (3,756)            -          -       (3,756)
   Exercise of stock options                         -          -         339            -             -      1,107        1,446
   Purchase of treasury stock                        -          -           -            -             -     (2,504)      (2,504)
   Savings and profit-sharing contribution           -          -         464            -             -        118          582
   Reissuance of treasury stock                      -          -         266            -             -         71          337
   Conversions of Class B Common Stock             384       (384)          -            -             -          -            -
   Guest House Inn, Inc. acquisition (Note 2)      610          -       9,919       (7,318)            -          -        3,211
   Net earnings                                      -          -           -       28,444             -          -       28,444
----------------------------------------------------------------------------------------------------------------------------------

BALANCES AT MAY 28, 1998                        18,512     12,678      40,265      235,708             -     (4,632)     302,531
   Cash dividends:
      $.20 per share Class B Common Stock            -          -           -       (2,524)            -          -       (2,524)
      $.22 per share Common Stock                    -          -           -       (3,830)            -          -       (3,830)
   Exercise of stock options                         -          -          54            -             -        592          646
   Purchase of treasury stock                        -          -           -            -             -     (7,169)      (7,169)
   Savings and profit-sharing contribution           -          -         208            -             -        438          646
   Reissuance of treasury stock                      -          -         158            -             -        186          344
   Conversions of Class B Common Stock  169       (169)         -           -            -             -          -            -
   Components of comprehensive income (loss):
      Net earnings                                   -          -           -       23,144             -          -       23,144
      Change in unrealized loss on available
         for sale investments, net of tax            -          -           -            -          (214)         -         (214)
                                                                                                                          ------
   Total comprehensive income                                                                                             22,930
----------------------------------------------------------------------------------------------------------------------------------

BALANCES AT MAY 27, 1999                        18,681     12,509      40,685      252,498          (214)   (10,585)     313,574
   Cash dividends:
      $.20 per share Class B Common Stock            -          -           -       (2,464)            -          -       (2,464)
      $.22 per share Common Stock                    -          -           -       (3,848)            -          -       (3,848)
   Exercise of stock options                         -          -           2            -             -        107          109
   Purchase of treasury stock                        -          -           -            -             -     (5,565)      (5,565)
   Savings and profit-sharing contribution           -          -           6            -             -        544          550
   Reissuance of treasury stock                      -          -          81            -             -        231          312
   Conversions of Class B Common Stock             392       (392)          -            -             -          -            -
   Components of comprehensive income (loss):
      Net earnings                                   -          -           -       22,622             -          -       22,622
      Change in unrealized loss on available
         for sale investments, net of tax            -          -           -            -           (43)         -          (43)
                                                                                                                          ------
   Total comprehensive income                                                                                             22,579
----------------------------------------------------------------------------------------------------------------------------------

BALANCES AT MAY 25, 2000                       $19,073    $12,117     $40,774     $268,808         $(257)  $(15,268)    $325,247
----------------------------------------------------------------------------------------------------------------------------------

See accompanying notes.

consolidated statements of cash flows

                                                                                             Years ended
(in thousands)                                                              May 25, 2000    May 27, 1999    May 28, 1998
--------------------------------------------------------------------------------------------------------------------------
Operating Activities
Net earnings                                                                    $ 22,622        $ 23,144        $ 28,444
Adjustments to reconcile net earnings to net cash
  provided by operating activities:
   (Earnings) losses on investments in joint ventures,
     net of distributions                                                             20             221             (57)
   Gain on disposition of property and equipment                                  (4,266)         (3,096)         (1,547)
   Impairment of property and equipment                                                -               -           1,521
   Depreciation and amortization                                                  41,485          38,258          32,904
   Deferred income taxes                                                           1,197           4,926           4,054
   Deferred compensation and other                                                 1,631           1,712             400
   Contribution of Company stock to savings and profit-sharing plan                  550             646             582
   Changes in operating assets and liabilities:
     Accounts and notes receivable                                                  (849)          2,489          (8,763)
     Real estate and development costs                                            (3,917)              -               -
     Other current assets                                                            253            (627)           (182)
     Accounts payable                                                              1,505          (3,427)         16,094
     Income taxes                                                                  3,021          (1,656)         (4,437)
     Taxes other than income taxes                                                 1,644          (1,829)          2,107
     Accrued compensation                                                          1,690             (26)          1,373
     Other accrued liabilities                                                       739            (785)           (814)
--------------------------------------------------------------------------------------------------------------------------
Total adjustments                                                                 44,703          36,806          43,235
--------------------------------------------------------------------------------------------------------------------------
Net cash provided by operating activities                                         67,325          59,950          71,679

Investing Activities
Capital expenditures, including business acquisitions                            (99,492)       (111,843)       (115,880)
Net proceeds from disposals of property, equipment and other assets               15,905          10,509           6,093
Purchase of interest in joint ventures                                                 -          (3,178)              -
(Increase) decrease in other assets                                                  302          (1,688)          1,280
Cash acquired pursuant to Guest House Inn, Inc. acquisition                            -               -           2,589
Cash advanced to joint ventures                                                     (729)           (451)           (222)
--------------------------------------------------------------------------------------------------------------------------
Net cash used in investing activities                                            (84,014)       (106,651)       (106,140)

Financing Activities
Debt transactions:
  Net proceeds from issuance of notes payable and long-term debt                  38,513          76,944          54,665
  Principal payments on notes payable and long-term debt                         (10,932)        (18,889)        (16,518)
Equity transactions:
  Treasury stock transactions, except for stock options                           (5,253)         (6,825)         (2,167)
  Exercise of stock options                                                          109             646           1,446
  Dividends paid                                                                  (6,312)         (6,354)         (6,278)
--------------------------------------------------------------------------------------------------------------------------
Net cash provided by financing activities                                         16,125          45,522          31,148
--------------------------------------------------------------------------------------------------------------------------
Net decrease in cash and cash equivalents                                           (564)         (1,179)         (3,313)
Cash and cash equivalents at beginning of year                                     3,499           4,678           7,991
--------------------------------------------------------------------------------------------------------------------------
Cash and cash equivalents at end of year                                        $  2,935        $  3,499        $  4,678
--------------------------------------------------------------------------------------------------------------------------

See accompanying notes.

notes to consolidated financial statements

                   1. Description of Business and Summary of
                         Significant Accounting Policies

Description of Business - The Marcus Corporation and its subsidiaries (the Company) operate principally in three business segments:

     Limited-Service Lodging: Operates and franchises lodging facilities, under the names Baymont Inns, Baymont Inns & Suites and Woodfield Suites, primarily located in the eastern half of the United States.

     Theatres: Operates multi-screen motion picture theatres in Wisconsin, Illinois, Ohio and Minnesota, and a family entertainment center in Wisconsin.

     Hotels/Resorts: Owns and operates full service hotels and resorts in Wisconsin, Missouri and California, manages full service hotels in Wisconsin, Minnesota and California and operates a vacation ownership development in Wisconsin.

In addition, the Company operates KFC restaurants under a license agreement for certain areas in the state of Wisconsin. The Company has classified the restaurant operations as discontinued (See Note 4).

Principles of Consolidation - The consolidated financial statements include the accounts of The Marcus Corporation and all of its subsidiaries. Investments in 50%-owned affiliates are accounted for on the equity method. All intercompany accounts and transactions have been eliminated in consolidation.

Fiscal Year - The Company reports on a 52/53-week year ending the last Thursday of May. The discontinued Restaurant segment had a 53-week year in fiscal 1998. All other segments had 52-week years in each period.

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

Long-Lived Assets - The Company periodically considers whether indicators of impairment of long-lived assets held for use (including goodwill) are present. If such indicators are present, the Company determines whether the sum of the estimated undiscounted future cash flows attributable to such assets is less than their carrying amounts. The Company recognizes any impairment losses based on the excess of the carrying amount of the assets over their value. The Company evaluated the ongoing value of its property and equipment and other long-lived assets as of May 25, 2000, May 27, 1999 and May 28, 1998, and determined that there was no significant impact on the Company's results of operations, other than the Baymont name change costs described in Note 3.

Capitalization of Interest - The Company capitalizes interest during construction periods by adding such interest to the cost of property and equipment. Interest of approximately $2,161,000, $761,000 and $1,601,000 was capitalized in fiscal 2000, 1999 and 1998, respectively.

Investments - Available for sale securities are stated at fair market value, with unrealized gains and losses reported as a component of shareholders' equity. The cost of securities sold is based upon the specific identification method. Realized gains and losses and declines in value judged to be other than temporary are included in investment income.

Revenue Recognition - The Company recognizes revenue from its rooms as earned on the close of business each day. Revenues from theatre admissions, concessions and food and beverage sales are recognized at the time of sale. Revenues from advanced ticket and gift certificate sales are recorded as deferred revenue and are recognized when tickets or gift certificates are used or expire.

The following are included in other income:

The Company has entered into franchise agreements that grant to franchisees the right to own and operate a Baymont Inn or Baymont Inn & Suites at a particular location for a specified term, as defined in the license agreement. An initial franchise fee, as defined in the license agreement, is collected upon receipt of a prospective licensee's application. A portion of the initial franchise fee is nonrefundable and recorded as revenue by the Company upon receipt. The remainder of the initial franchise fee is deferred until operations commence. Direct costs relating to franchise sales are also recognized when operations commence. Royalty and marketing fee assessments are recognized when actually earned and are receivable from the franchisee.

Management fees for hotels and resorts under management agreements are recognized as earned based on the terms of the agreement.

Sale of vacation intervals are recognized on an accrual basis after a binding sales contract has been executed, a 10% minimum down payment is received, the rescission period has expired, construction is substantially complete and certain minimum sales levels have been reached. If all the criteria are met except that construction is not substantially complete, revenues are recognized on the percentage-of-completion basis. For sales that do not qualify for either accrual or percentage-of-completion accounting, all revenue is deferred using the deposit method. Deferred revenue is included in other accrued liabilities. During the first three quarters of fiscal 2000, the Company accounted for all sales using the deposit method, since certain minimum sales levels had not been reached. During the fourth quarter of fiscal 2000, when minimum sales levels were met, revenues have been recognized on the percentage-of-completion method. Development costs including construction costs, interest and other carrying costs, which are allocated based on relative sales values, are included as real estate and development costs in the accompanying consolidated balance sheets.

Advertising and Marketing Costs - Deferred selling and marketing costs related to the sale of vacation intervals under the percentage-of-completion method are included in other current assets. The Company expenses all other advertising and marketing costs as incurred.

Depreciation and Amortization - Depreciation and amortization of property and equipment are provided using the straight-line method over the following estimated useful lives:

                                                                   Years
------------------------------------------------------------------------------
Land improvements                                                15 - 39
Buildings and improvements                                       25 - 39
Leasehold improvements                                            3 - 39
Furniture, fixtures and equipment                                 3 - 20
------------------------------------------------------------------------------

Pre-opening Expenses - Costs incurred prior to opening new or remodeled facilities are expensed as incurred.

Net Earnings Per Share - The numerator for the calculation of basic and diluted earnings per share is net earnings and the denominator is the respective weighted average shares outstanding. The difference between basic and diluted weighted average shares outstanding is the dilutive effect of employee stock options.

Options to purchase 961,403 shares and 499,994 shares of common stock at prices ranging from $12.00 to $18.13 per share and $14.94 to $18.13 per share were outstanding at May 25, 2000 and May 27, 1999, respectively, but were not included in the computation of diluted earnings per share because the options' exercise price was greater than the average market price of the common shares and, therefore, the effect would be antidilutive.

Comprehensive Income - Accumulated other comprehensive loss presented in the accompanying balance sheets consists of the accumulated net unrealized losses on available for sale securities.

New Accounting Pronouncements - In June 1998, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards (SFAS) No. 133, "Accounting for Derivative Instruments and Hedging Activities," which is required to be adopted in years beginning after June 15, 2000. The Statement will require the Company to recognize all derivatives, including interest rate swaps, on the balance sheet at fair value, with offset going through income or other comprehensive income based on the nature of the hedged item. Because of the Company's minimal use of derivatives, management does not anticipate that the adoption of the new Statement will have a significant effect on the Company's financial condition or results of operations.


                                 2. Acquisition

On October 1, 1997, the Company issued 610,173 shares of Common Stock to Guest House Inn, Inc. (GHI) in exchange for all of the net operating assets of GHI and issued 449,320 new shares of Class B Common Stock to GHI in exchange for the cancellation of the existing 449,320 shares of Class B Common Stock owned by GHI. Share data has been adjusted to reflect the three-for-two stock split (see
Note 7). GHI was owned and controlled by certain officers, directors and/or principal controlling shareholders of the Company. Based on this common ownership and control, for financial reporting purposes the assets acquired from GHI were recorded at the historical book value of GHI rather than fair value. The common shares issued to complete this transaction were recorded at their fair value and the excess of this fair value over the historical book value of the assets acquired was recorded as a distribution.

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

                           4. Discontinued Operations

In September 1999, the Company announced its intention to sell its 30 KFC and KFC/Taco Bell 2-in-1 restaurants. The Company is currently actively pursuing a sale of the assets, which consist primarily of land, buildings and equipment. In accordance with the provisions of Accounting Principles Board Opinion No. 30 concerning reporting the effect of disposal of a segment of a business, the results of operations of the Restaurant division have been classified as discontinued in the statement of operations for fiscal 2000. Prior period financial statements have been restated to conform to the current year presentation. Restaurant revenues for the years ended May 25, 2000, May 27, 1999 and May 28, 1998, were $24,425,000, $26,928,000 and $26,056,000, respectively.

                    5. Additional Balance Sheet Information

The composition of accounts and notes receivable is as follows:

(in thousands)                           May 25, 2000    May 27, 1999
---------------------------------------------------------------------
Trade receivables                            $  4,924        $  5,888
Notes receivable for
  interval ownership                              195               -
Other notes receivables                         3,238           2,176
Employee advances                                  12              14
Other receivables                               3,539           2,981
---------------------------------------------------------------------
                                              $11,908         $11,059
---------------------------------------------------------------------

The Company also has notes receivable for interval ownership totaling $1,899,000 which are included in other long-term assets, net of a reserve for uncollectible amounts of $217,000 as of May 25, 2000. The notes bear fixed-rate interest between 11.0% and 15.9% over the seven-year terms of the loans. The weighted-average rate of interest on outstanding notes receivable for interval ownership is 14.9%. The notes are collateralized by the underlying vacation intervals.

The composition of property and equipment, which is stated at cost, is as follows:

(in thousands)                           May 25, 2000    May 27, 1999
---------------------------------------------------------------------
Land and improvements                       $  96,158       $  88,221
Buildings and improvements                    514,734         481,517
Leasehold improvements                          7,649           6,963
Furniture, fixtures and equipment             231,643         213,408
Construction in progress                       48,152          28,620
---------------------------------------------------------------------
                                              898,336         818,729
Less accumulated depreciation
  and amortization                            240,019         207,516
---------------------------------------------------------------------
                                             $658,317        $611,213
---------------------------------------------------------------------

                               6. Long-Term Debt

Long-term debt is summarized as follows:

(in thousands, except payment data)      May 25, 2000    May 27, 1999
---------------------------------------------------------------------
Mortgage notes due to 2009                 $    4,836      $    5,768
Industrial Development Revenue
  Bonds due to 2006                             5,748           6,250
Senior notes due May 31, 2005,
   with monthly principal and interest
   payments of $362,346, bearing
   interest at 10.22%                          17,183          19,637
Senior notes                                  155,000         155,000
Unsecured term notes                           34,967          40,621
Commercial paper                               59,838          37,464
Revolving credit agreements                    25,000          10,000
---------------------------------------------------------------------
                                              302,572         274,740
Less current maturities                        16,228          10,470
---------------------------------------------------------------------
                                             $286,344        $264,270
---------------------------------------------------------------------

Substantially all of the mortgage notes, both fixed rate and adjustable, bear interest from 6.50% to 9.50% at May 25, 2000. The Industrial Revenue Bonds, both fixed rate and adjustable, bear interest from 4.50% to 8.77%. The mortgage notes and the Industrial Development Revenue Bonds are secured by the related land, buildings and equipment.

The $155 million of senior notes maturing in 2008 through 2014 require annual principal payments in varying installments beginning October 15, 2000, and bear interest payable semiannually at fixed rates ranging from 6.66% to 7.51% with a weighted average fixed rate of 7.13%.

The Company has unsecured term notes outstanding as follows:

                                                   May 25,         May 27,
(in thousands, except payment data)                   2000            1999
--------------------------------------------------------------------------
Note due May 31, 2004, with quarterly
principal payments of $781,250.
The variable interest rate is based on the
LIBOR rate with an effective rate of 7.40%
at May 25, 2000, and is payable quarterly.         $12,500         $14,844

Note due February 1, 2004. The variable
interest rate is based on the LIBOR rate
with an effective rate of 7.23% at
May 25, 2000, and is payable quarterly.             20,000          20,000

Note due October 1, 2000, with quarterly
principal payments of $750,000.
The variable interest rate is based on the
LIBOR rate with an effective rate of 6.28%
at May 25, 2000, and is payable quarterly.           1,500           4,500

Note due April 28, 2003, with monthly
payments of $20,267, including interest
at 2%.                                                 650             893

Note due March 25, 2004, with monthly
payments of $7,733, including interest
at 6%.                                                 317             384
--------------------------------------------------------------------------
                                                   $34,967         $40,621
--------------------------------------------------------------------------

The Company issues commercial paper through an agreement with three banks, up to a maximum of $70,000,000, which bears interest at rates ranging from 6.20% to 6.85% at May 25, 2000. The agreements require the Company to maintain unused bank lines of credit at least equal to the principal amount of outstanding commercial paper.

At May 25, 2000, the Company had credit lines totaling $130,000,000 in place. Borrowings on the $125,000,000 line, which total $25,000,000 at May 25, 2000, bear interest at LIBOR plus a margin which adjusts based on the Company's borrowing levels (effectively 7.08% at May 25, 2000). This agreement matures in 2004 and requires an annual facility fee of .2% on the total commitment. Based on borrowings and commercial paper outstanding, availability under this line at May 25, 2000, totaled $40,162,000. There are no borrowings outstanding on the remaining $5,000,000 line at May 25, 2000, which bears interest at the bank's prime reference rate (effectively 9.5% at May 25, 2000).

The Company has the ability and intent to replace commercial paper borrowings with long-term borrowings under its $125,000,000 revolving credit facility agreement. Accordingly, the Company has classified these borrowings at May 25, 2000, as long-term.

Scheduled annual principal payments on long-term debt for the five years subsequent to May 25, 2000, are:

Fiscal Year                                         (in thousands)
-----------------------------------------------------------------
2001                                                     $ 16,228
2002                                                       18,053
2003                                                       16,836
2004                                                      103,255
2005                                                       15,682
-----------------------------------------------------------------

Interest paid, net of amounts capitalized, in 2000, 1999 and 1998 totaled $17,906,000, $16,363,000 and $13,179,000, respectively.

The Company has a swap agreement covering $1,500,000, which is reduced by $750,000 quarterly, expires October 2, 2000, and requires the Company to pay interest at a defined fixed rate of 5.08% while receiving interest at a defined variable rate of three-month LIBOR (6.83% at May 25, 2000). The Company also has a swap agreement covering $7,500,000 which expires August 6, 2001, and requires the Company to pay interest at a defined fixed rate of 6.56% while receiving interest at a defined variable rate of three-month LIBOR (6.83% at May 25, 2000). Together, these swap agreements effectively convert $9,000,000 of the Company's variable rate unsecured term notes to a fixed rate. The Company recorded net interest expense related to these swap agreements as incurred, totaling $21,000, $63,000 and $3,000 in 2000, 1999 and 1998, respectively. The accompanying consolidated balance sheet at May 25, 2000, does not reflect the fair market value of the remaining swap agreements as determined by the lender, which totals an asset of approximately $69,000.

The fair value of the Company's $155 million of senior notes is approximately $145 million. The carrying amounts of the Company's remaining long-term debt, based on the respective rates and prepayment provisions of the senior notes due May 31, 2005, approximate their fair value.

                            7. Shareholders' Equity

The Company's Board of Directors declared a three-for-two stock split, effected in the form of a 50% stock dividend, which was distributed on December 5, 1997, to all holders of common and Class B common stock. Shareholders' equity and all share and per share amounts have been adjusted to reflect these dividends.

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

Shareholders have approved the issuance of up to 3,237,500 shares of Common Stock under various stock option plans. The options generally become exercisable 40% after two years, 60% after three years and 80% after four years. The remaining options are exercisable five years after the date of the grant. At May 25, 2000, there were 2,466,233 shares available for grants under the plans.

The Company has elected to follow Accounting Principles Board Opinion No. 25, "Accounting for Stock Issued to Employees" (APB No. 25), in accounting for its employee stock options. Under APB No. 25, because the number of shares is fixed and the exercise price of the Company's employee stock options equals the market price of the underlying stock on the date of grant, no compensation expense is recognized.

Pro forma information regarding net earnings and earnings per share required by SFAS No. 123, "Accounting for Stock Based Compensation," has been determined as if the Company had accounted for its employee stock options under the fair value method of that statement. The fair value for these options was estimated at the date of grant using a Black-Scholes option pricing model with the following assumptions for 2000, 1999 and 1998, respectively: risk-free interest rates of 6.0%, 4.6% and 5.2%; dividend yield of 1.3% in all years; volatility factors of the expected market price of the Company's common stock of 49% for 2000 and 1999 and 48% for 1998, and an expected life of the option of approximately six years.

For purposes of pro forma disclosures, the estimated fair value of the options is amortized to expense over the options' vesting period. Had compensation cost been determined based upon the fair value at the grant date for awards under the plans based on the provisions of SFAS No. 123, the Company's pro forma net earnings and earnings per share would have been as follows:

                                                            Year ended
                                                 May 25,     May 27,   May 28,
(in thousands, except per share data)               2000        1999      1998
--------------------------------------------------------------------------------
Pro forma net earnings:
   Pro forma earnings from
      continuing operations                      $20,440     $20,391    $25,941
   Discontinued operations:
      Income from discontinued
         operations, net of
         applicable income taxes                   1,384       1,982      2,095
      Gain on disposal of
         discontinued operations,
         net of applicable income
              taxes                                    -         204          6
--------------------------------------------------------------------------------
   Pro forma net earnings                        $21,824     $22,577    $28,042
--------------------------------------------------------------------------------

Pro forma earnings per
   common share - basic and
   diluted:
      Continuing operations                         $.68        $.68       $.86
      Discontinued operations                        .05         .07        .07
--------------------------------------------------------------------------------
   Pro forma net earnings per
      share - basic and diluted                     $.73        $.75       $.93
--------------------------------------------------------------------------------

A summary of the Company's stock option activity and related information follows:

                             May 25, 2000        May 27, 1999       May 28, 1998
                                Weighted-           Weighted-          Weighted-
                                  Average             Average            Average
                                 Exercise            Exercise           Exercise
(options in thousands)  Options     Price   Options     Price  Options     Price
--------------------------------------------------------------------------------
Outstanding at
   beginning of
   year                     947    $14.17       840    $13.04      828    $11.72
Granted                     404     12.06       203     16.83      180     16.52
Exercised                   (11)     9.61       (79)     8.54     (145)     9.48
Forfeited                  (138)    15.11       (17)    16.41      (23)    15.34
--------------------------------------------------------------------------------
Outstanding at
   end of year            1,202    $13.37       947    $14.17      840    $13.04
--------------------------------------------------------------------------------
Exercisable at
   end of year              543    $12.53       458    $11.91      389    $10.66
--------------------------------------------------------------------------------
Weighted-average
   fair value of
   options granted
   during year                 $5.89                $7.88             $7.77

Exercise prices for options outstanding as of May 25, 2000, ranged from $6.67 to $18.13. The weighted-average remaining contractual life of those options is 6.7 years. Additional information related to these options segregated by exercise price range is as follows:

                                              Exercise price range
                                 $6.67 to        $10.876 to      $14.51 to
(options in thousands)            $10.875            $14.50        $18.125
-----------------------------------------------------------------------------
Options outstanding                   161               639            402
Weighted-average exercise
  price of options outstanding      $9.10            $12.32         $16.74
Weighted-average remaining
  contractual life of
  options outstanding                 5.0               6.8            7.2
-----------------------------------------------------------------------------
Options exercisable                   111               311            121
Weighted-average exercise
  price of options exercisable      $8.55            $12.33         $16.67
-----------------------------------------------------------------------------

Through May 25, 2000, the Company's Board of Directors has approved the repurchase of up to 2,687,500 shares of Common Stock to be held in treasury. The Company intends to reissue these shares upon the exercise of stock options and for savings and profit-sharing contributions. The Company purchased 527,617, 490,360 and 145,297 shares pursuant to these authorizations during 2000, 1999 and 1998, respectively. At May 25, 2000, there were 344,496 shares available for repurchase under these authorizations. Subsequent to May 25, 2000, the Company's Board of Directors approved the repurchase of an additional 2,000,000 shares of Common Stock to be held in treasury.

The Company's Board of Directors has authorized the issuance of up to 750,000 shares of Common Stock for The Marcus Corporation Dividend Reinvestment and Associate Stock Purchase Plan. At May 25, 2000, there were 670,794 shares available under this authorization.

The Company's loan agreements include, among other covenants, restrictions on retained earnings and maintenance of certain financial ratios. At May 25, 2000, retained earnings of approximately $73,078,000 were unrestricted.

                           8. Employee Benefit Plans

The Company has a qualified profit-sharing savings plan (401(k) plan) covering eligible employees. The 401(k) plan provides for a contribution of a minimum of 1% of defined compensation for all plan participants and matching of 25% of employee contributions up to 6% of defined compensation. In addition, the Company may make additional discretionary contributions. The Company also sponsors unfunded nonqualified defined benefit and deferred compensation plans. Pension and profit-sharing expense for all plans was $1,805,000, $1,825,000 and $1,814,000 for fiscal 2000, 1999 and 1998, respectively.

                                9. Income Taxes

Income tax expense consists of the following:

                                                 Year ended
(in thousands)                 May 25, 2000    May 27, 1999    May 28, 1998
----------------------------------------------------------------------------
Currently payable:
   Federal                          $11,031        $  8,616         $12,173
   State                              3,317           2,181           2,713
Deferred                              1,197           4,926           4,054
----------------------------------------------------------------------------
                                    $15,545         $15,723         $18,940
----------------------------------------------------------------------------

Income tax expense is included in the accompanying consolidated statements of earnings as follows:

                                                 Year ended
(in thousands)                 May 25, 2000    May 27, 1999    May 28, 1998
----------------------------------------------------------------------------
Continuing
   operations                       $14,594         $14,238         $17,541
Discontinued
   operations                           951           1,485           1,399
----------------------------------------------------------------------------
                                    $15,545         $15,723         $18,940
----------------------------------------------------------------------------

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

The components of the net deferred tax liability were as follows:

(in thousands)                                 May 25, 2000    May 27, 1999
----------------------------------------------------------------------------
Deferred tax assets:
  Accrued employee benefits                         $ 2,689         $ 2,586
  Other                                                 295             813
----------------------------------------------------------------------------
Total deferred tax assets                             2,984           3,399

Deferred tax liability -
  Depreciation and amortization                      35,586          34,804
----------------------------------------------------------------------------
Net deferred tax liability
  included in balance sheet                         $32,602         $31,405
----------------------------------------------------------------------------

A reconciliation of the statutory federal tax rate to the effective tax rate follows:

                                                 Year ended
                                    May 25,         May 27,         May 28,
                                       2000            1999            1998
----------------------------------------------------------------------------
Statutory federal tax rate             35.0%           35.0%           35.0%
State income taxes,
  net of federal income
  tax benefit                           5.9             5.5             5.1
Other                                   (.2)              -             (.1)
----------------------------------------------------------------------------
                                       40.7%           40.5%           40.0%
----------------------------------------------------------------------------

Income taxes paid, net of refunds received, in 2000, 1999 and 1998 totaled $11,484,000, $11,760,000 and $19,323,000, respectively.

10. Commitments, License Rights and Contingencies

Lease Commitments - The Company leases real estate under various noncancellable operating leases with an initial term greater than one year. Percentage rentals are based on the revenues at the specific rented property. Certain sublease agreements include buyout incentives. Rent expense charged to operations under these leases, including rent for discontinued operations, was as follows:

                                                 Year ended
                                    May 25,         May 27,         May 28,
(in thousands)                         2000            1999            1998
----------------------------------------------------------------------------
Fixed minimum rentals                $2,966          $3,231          $2,733
Percentage rentals                      174             203             188
Sublease rental income                 (130)           (131)           (182)
----------------------------------------------------------------------------
                                     $3,010          $3,303          $2,739
----------------------------------------------------------------------------

Payments to affiliated parties for lease obligations were approximately $176,000, $44,000 and $144,000 in fiscal 2000, 1999 and 1998, respectively.


Aggregate minimum rental commitments at May 25, 2000, are as follows:

Fiscal Year                                                (in thousands)
----------------------------------------------------------------------------
2001                                                          $ 2,318
2002                                                            2,230
2003                                                            1,987
2004                                                            1,372
2005                                                            1,399
After 2005                                                     17,687
----------------------------------------------------------------------------
                                                              $26,993
----------------------------------------------------------------------------

Included in the above commitments is $2,741,000 in minimum rental commitments to affiliated parties.

Commitments - The Company has commitments for the completion of construction at various properties and the purchase of various properties totaling approximately $24,755,000 at May 25, 2000.

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

Contingencies - The Company guarantees the debt of joint ventures and other entities totaling approximately $20,982,000 at May 25, 2000. The debt of the joint ventures is collateralized by the real estate, buildings and improvements and all equipment of each joint venture.

                         11. Joint Venture Transactions

At May 25, 2000 and May 27, 1999, the Company held investments of $2,025,000 and $2,045,000, respectively, in various 50%-owned affiliates (joint ventures) which are accounted for under the equity method.

The Company has receivables from the joint ventures of $2,468,000 and $1,739,000 at May 25, 2000 and May 27, 1999, respectively. The Company earns interest on $1,528,000 and $907,000 of the receivables at approximately prime to prime plus 1.5% at May 25, 2000 and May 27, 1999, respectively.

Included in notes payable at May 25, 2000 and May 27, 1999, is $1,178,000 and $1,276,000, respectively, due to joint ventures in connection with cash advanced to the Company. The Company pays interest on the cash advances based on the 90-day certificate of deposit rates.

                        12. Business Segment Information

The Company evaluates performance and allocates resources based on the operating income (loss) of each segment. The accounting policies of the reportable segments are the same as those described in the summary of significant accounting policies.

Following is a summary of business segment information for 1998 through 2000:

                                         Limited-                                           Continuing
                                          Service                   Hotels/    Corporate    Operations   Discontinued
(in thousands)                            Lodging    Theatres       Resorts        Items         Total    Restaurants      Total
----------------------------------------------------------------------------------------------------------------------------------

2000
Revenues                                 $138,183     $122,254   $  89,854      $  1,827      $352,118        $24,425   $376,543
Operating income (loss)                    20,993       22,007      10,806        (5,718)       48,088          2,342     50,340
Depreciation and amortization              19,041       11,696       7,962         1,759        40,458          1,027     41,485
Assets                                    284,698      234,317     141,027        51,979       712,021         11,755    723,776
Capital expenditures,
  including business acquisitions          21,215       39,559      33,562         4,204        98,540            952     99,492
----------------------------------------------------------------------------------------------------------------------------------

1999
Revenues                                 $141,577     $111,249   $  81,169      $  2,004      $335,999        $26,928   $362,927
Operating income (loss)                    25,509       20,395       8,103        (5,502)       48,505          3,331     51,836
Depreciation and amortization              18,922        9,505       7,369         1,409        37,205          1,053     38,258
Assets                                    290,878      203,737     107,367        61,994       663,976         12,140    676,116
Capital expenditures,
  including business acquisitions          29,730       64,525      14,060         2,192       110,507          1,336    111,843
----------------------------------------------------------------------------------------------------------------------------------

1998
Revenues                                 $144,713    $  91,825   $  70,305      $  1,940      $308,783        $26,056   $334,839
Operating income (loss)                    31,479       19,676       7,874        (4,904)       54,125          3,494     57,619
Depreciation and amortization              17,910        6,069       6,649         1,237        31,865          1,039     32,904
Assets                                    292,571      149,491     102,923        51,210       596,195         12,309    608,504
Capital expenditures,
  including business acquisitions          25,241       59,440      24,903         5,727       115,311            569    115,880
----------------------------------------------------------------------------------------------------------------------------------

(1) Includes a $3.9 million charge related to the Baymont name change.

Corporate items include amounts not allocable to the business segments. Corporate revenues consist principally of rent and the corporate operating loss includes general corporate expenses. Corporate assets primarily include cash and cash equivalents, notes receivable, receivables from joint ventures and land held for development. Rental revenues, operating income, depreciation and amortization and assets resulting from the leasing of several Company-owned restaurants to restaurant operators, which had previously been included in restaurant segment results, are now included in corporate items.

auditor's report and management statement

                         REPORT OF INDEPENDENT AUDITORS

The Board of Directors and Shareholders of The Marcus Corporation

We have audited the accompanying consolidated balance sheets of The Marcus Corporation (the Company) as of May 25, 2000 and May 27, 1999, and the related consolidated statements of earnings, shareholders' equity and cash flows for each of the three years in the period ended May 25, 2000. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of the Company at May 25, 2000 and May 27, 1999, and the consolidated results of its operations and its cash flows for each of the three years in the period ended May 25, 2000, in conformity with accounting principles generally accepted in the United States.


                                                       /s/ Ernst & Young

Milwaukee, Wisconsin
July 14, 2000


        STATEMENT OF MANAGEMENT RESPONSIBILITY FOR FINANCIAL STATEMENTS

The management of The Marcus Corporation and its subsidiaries is responsible for the preparation of the financial and operating information contained in this annual report, including the consolidated financial statements audited by Ernst & Young LLP, independent auditors. These statements were prepared in conformity with accounting principles generally accepted in the United States and include amounts that are based on the best estimates and judgments of management.

A system of internal financial controls provides management with reasonable assurance that transactions are recorded and executed as authorized, that assets are properly safeguarded and accounted for, and that records are maintained to permit preparation of financial statements in accordance with accounting principles generally accepted in the United States. The Company also has policies and guidelines that require employees to maintain a high level of ethical standards.

The Audit Committee of the Board of Directors is composed entirely of outside directors and has unrestricted access to representatives of Ernst & Young LLP.


/s/ Stephen H. Marcus                     /s/ Douglas A. Neis
Stephen H. Marcus                         Douglas A. Neis
Chairman and Chief Executive Officer      Chief Financial Officer and Treasurer
eleven-year financial summary

                                 2000     1999   1998(2)  1997      1996(3)    1995    1994(4)     1993     1992     1991     1990
----------------------------------------------------------------------------------------------------------------------------------
OPERATING RESULTS
(in thousands)
Revenues(6)                  $352,118  335,999  308,783  277,643   237,937  204,627   172,210   153,896  148,187  133,368  122,237
Earnings from continuing
   operations(6)             $ 21,238   20,958   26,343   29,254    27,885        -         -         -        -        -        -
Net earnings                 $ 22,622   23,144   28,444   30,881    42,307   24,136    22,829    16,482   13,289   11,618   10,781
----------------------------------------------------------------------------------------------------------------------------------

COMMON STOCK DATA(1)
Earnings per share -
   continuing operations(6)  $    .71      .70      .87      .98       .94        -         -         -        -        -        -
Net earnings per share       $    .76      .77      .94     1.04      1.42      .82       .77       .63      .52      .45      .42
Cash dividends per share     $    .22      .22      .22      .20       .23      .15       .13       .11      .10      .09      .08
Weighted average shares
  outstanding (in thousands)   29,828   30,105   30,293   29,745    29,712   29,537    29,492    26,208   25,325   25,569   25,839
Book value per share         $  11.03    10.48    10.00     9.37      8.51     7.29      6.61      5.95     4.97     4.54     4.17
----------------------------------------------------------------------------------------------------------------------------------

FINANCIAL POSITION
(in thousands)
Total assets                 $723,776  676,116  608,504  521,957   455,315  407,082   361,606   309,455  274,394  255,117  230,789
Long-term debt               $286,344  264,270  205,632  168,065   127,135  116,364   107,681    78,995  100,032   96,183   85,563
Shareholders' equity         $325,247  313,574  302,531  277,293   251,248  214,464   193,918   173,980  124,874  114,697  106,983
Capital expenditures,
   including business
   acquisitions              $ 99,492  111,843  115,880  107,514    83,689   77,083    75,825    47,237   27,238   39,861   42,385
----------------------------------------------------------------------------------------------------------------------------------

FINANCIAL RATIOS
Current ratio                     .40      .45      .43      .39       .62      .41       .67       .90      .73      .65      .91
Debt/capitalization ratio         .48      .47      .42      .39       .35      .37       .37       .34      .46      .47      .45
Return on average
  shareholders' equity            7.1%     7.5%     9.8%    11.7%     18.2%    11.8%     12.4%     11.0%    11.1%    10.5%   10.5%
----------------------------------------------------------------------------------------------------------------------------------


(1)  All per share and shares outstanding data is on a diluted basis and has been adjusted to reflect stock splits in 1998, 1996 and 1993.
(2)  Includes charge of $2.34 million or $0.08 per share for costs associated with the Baymont name change.
(3)  Includes gain of $14.8 million or $0.49 per share on sale of certain restaurant locations.
(4)  Includes gain of $1.8 million or $0.06 per share for cumulative effect of change in accounting for income taxes.
(5)  Includes annual dividend of $0.18 per share and one quarterly dividend of $0.05 per share.
(6)  Restated to conform to the fiscal 2000 presentation of restaurant operations as discontinued operations. Earnings from continuing operations and earnings per share - continuing operations were restated for 1996 through 1999.

quarterly information and stock prices


SUPPLEMENTARY QUARTERLY FINANCIAL DATA (UNAUDITED)
(in thousands except per share data)

                                               13 Weeks Ended
                              August 26,   November 25,  February 24,   May 25,
Fiscal 2000                         1999           1999          2000      2000
-------------------------------------------------------------------------------
Revenues                        $107,717        $80,244       $77,439   $86,718
Operating incom                   24,500          9,854         5,197     8,537
Net earnings                      13,170          5,588           881     2,983
Net earnings per diluted share       .44            .19           .03       .10
-------------------------------------------------------------------------------

                                               13 Weeks Ended
                              August 27,   November 26,  February 25,   May 27,
Fiscal 1999                         1998           1998          1999      1999
-------------------------------------------------------------------------------
Revenues(1)                     $ 99,978        $78,641       $75,519   $81,861
Operating income(1)               25,162         11,703         4,640     7,000
Net earnings                      14,191          5,889           513     2,551
Net earnings per diluted share       .47            .20           .02       .09
-------------------------------------------------------------------------------


(1) Revenues and operating income as previously reported in the Company's quarterly reports differ from amounts set forth above because of the classification of the Company's restaurant operations as discontinued operations as more fully described in Note 4 of the Notes to Consolidated Financial Statements. The quarterly revenue and operating income have been restated to reflect only the Company's continuing operations. In addition, certain other reclassifications were made to revenues in order to conform to the current year presentation. There was no effect on previously reported net earnings.

                                                          13 Weeks Ended
                                             August 27,    November 26,   February 25,        May 27,
                                                   1998            1998           1999           1999
--------------------------------------------------------------------------------------------------------
Revenues as previously reported                $107,360         $87,994        $82,269        $85,304
Less revenues of discontinued operations         (7,382)         (6,796)        (6,246)        (6,504)
Other reclassifications                               -          (2,557)          (504)         3,061
--------------------------------------------------------------------------------------------------------
Revenues as restated                            $99,978         $78,641        $75,519        $81,861
--------------------------------------------------------------------------------------------------------

Operating income as previously reported         $26,098         $12,711         $5,280         $7,747
Less operating income of discontiued operations    (936)         (1,008)          (640)          (747)
--------------------------------------------------------------------------------------------------------
Operating income as restated                    $25,162         $11,703         $4,640         $7,000
--------------------------------------------------------------------------------------------------------


LAST SALE PRICE RANGE OF COMMON STOCK

Fiscal 2000             1st Quarter  2nd Quarter   3rd Quarter   4th Quarter
------------------------------------------------------------------------------
High                         $13.25       $14.25        $14.06        $12.94

Low                           11.44        10.75          9.50          8.38
------------------------------------------------------------------------------


Fiscal 1999             1st Quarter  2nd Quarter    3rd Quarter  4th Quarter
------------------------------------------------------------------------------
High                         $18.19       $16.56        $16.25        $14.19

Low                           14.00        12.50         12.50         10.94
------------------------------------------------------------------------------

On August 11, 2000, there were 2,253 shareholders of record for the Common Stock and 49 shareholders of record for the Class B Common Stock.

corporate information

ANNUAL MEETING

Shareholders are invited to attend The Marcus Corporation's 2000 Annual Meeting at 10:00 a.m. on Monday, September 25, 2000, at the Hilton Milwaukee City Center, 509 West Wisconsin Avenue, Milwaukee, Wisconsin.

DIVIDEND REINVESTMENT PLAN

The Marcus Corporation has a dividend reinvestment plan through which shareholders of record may invest their cash dividends and make supplemental cash investments in additional shares. There are no commissions or service charges to purchase shares. For additional information, write or call:

        Firstar Bank, N.A.
        P.O. Box 2077
        Milwaukee, WI 53201-2077
        (800) 637-7549

Members of the National Association of Investors Corporation (NAIC) may also participate in The Marcus Corporation's Dividend Reinvestment Plan through the NAIC Low Cost Investment Plan.

STOCK LISTING AND SYMBOL
The Marcus Corporation common stock is traded on the New York Stock Exchange under the symbol MCS.

FORM 10-K REPORT
A copy of the company's fiscal 2000 Form 10-K annual report (without exhibits) filed with the Securities and Exchange Commission is available to shareholders, without charge, by contacting the corporate secretary at the company's address.

TRANSFER AGENT
Firstar Bank, N.A.
P.O. Box 2077
Milwaukee, WI  53201-2077
(800) 637-7549

LEGAL COUNSEL
Foley & Lardner o Milwaukee, Wisconsin


INDEPENDENT AUDITORS
Ernst & Young LLP o Milwaukee, Wisconsin

CORPORATE HEADQUARTERS
The Marcus Corporation
250 East Wisconsin Avenue  Suite 1700
Milwaukee, Wisconsin  53202-4220
(414) 905-1000




                                       33