Form 10-K, Exhibit 13
period 2001-05-31
MARCUS CORP
filed 2001-08-27
CIK 62234

Management's Discussion and Analysis

Forward-Looking Statements
Certain matters discussed in this Annual Report to Shareholders, particularly in the Shareholders' Letter and Management's Discussion and Analysis, are "forward-looking statements" intended to qualify for the safe harbors from liability established by the Private Securities Litigation Reform Act of 1995. These forward-looking statements may generally be identified as such because the context of such statements will include words such as the Company "believes," "anticipates," "expects" or words of similar import. Similarly, statements that describe the Company's future plans, objectives or goals are also forward-looking statements. Such forward-looking statements are subject to certain risks and uncertainties, including, but not limited to, the following:
(i) the Company's ability to successfully define and build the Baymont brand within the "limited-service, mid-price without food and beverage" segment of the lodging industry; (ii) the availability, in terms of both quantity and audience appeal, of motion pictures for the Company's theatre division; (iii) the effects of increasing depreciation expenses and pre-opening and start-up costs due to the capital intensive nature of the Company's businesses; (iv) the effects of adverse economic conditions in the Company's markets, particularly with respect to the Company's limited-service lodging and hotels and resorts divisions; (v) the effects of adverse weather conditions, particularly during the winter in the Midwest and in the Company's other markets; (vi) the effects on the Company's occupancy and room rates from the relative industry supply of available rooms at comparable lodging facilities in the Company's markets; (vii) the effects of competitive conditions in the markets served by the Company; and (viii) the effects of increased energy costs. Shareholders, potential investors and other readers are urged to consider these factors carefully in evaluating the forward-looking statements and are cautioned not to place undue reliance on such forward-looking statements. The forward-looking statements made herein are made only as of the date of this report and the Company undertakes no obligation to publicly update such forward-looking statements to reflect subsequent events or circumstances.

Results of Operations
General
-------------------------------------------------------------------------------
The Marcus Corporation reports consolidated and individual segment results of operations on a 52-or-53-week fiscal year ending on the last Thursday in May. Fiscal 2001 was a 53-week year and fiscal 2000 and fiscal 1999 were 52-week years for the Company. Fiscal 2002 will be a 52-week year for the Company.

The Company divides its fiscal year into three 13-week quarters and a final quarter consisting of 13 or 14 weeks. The Company's primary operations are reported in the following three business segments: limited-service lodging, theatres and hotels/resorts. As a result of the Company's recent disposal of its KFC restaurants, the restaurant business segment has been presented as discontinued operations in the accompanying financial statements and in this discussion.

Total revenues for fiscal 2001 were $379.1 million, an increase of $27.0 million, or 7.7%, compared to fiscal 2000 revenues of $352.1 million. Fiscal 2000 revenues increased $16.1 million, or 4.8%, from fiscal 1999 revenues of $336.0 million. The Company's theatre and hotels/resorts divisions contributed to the increase in revenues during both fiscal years. The Company's limited-service lodging division revenues increased slightly during fiscal 2001 and decreased during fiscal 2000. The additional week of operations reported for the Company during fiscal 2001 contributed $8.6 million in revenues to the Company's fourth quarter and fiscal 2001 results.

Operating income (earnings before other income/expense and income taxes) from continuing operations totaled $38.8 million during fiscal 2001. As a result of the Company's evaluation of the recoverability of assets related to its theatre division IMAX(R) operations (a detailed discussion of this item is included under the Theatres section), the Company recorded a $2.1 million after-tax, non-cash impairment charge ($3.5 million before-tax) during the fourth quarter of fiscal 2001. Excluding the asset impairment charge, operating income from continuing operations during fiscal 2001 totaled $42.3 million, a decrease of $5.8 million, or 11.9%, from comparable operating income from continuing operations of $48.1 million during fiscal 2000. Reduced operating income from the Company's limited-service lodging division accounted for the majority of the decrease in operating income during fiscal 2001 compared to fiscal 2000 results. Significantly increased utility and snow removal costs during fiscal 2001 negatively impacted each of the Company's divisions by an aggregate of $2.1 million and $600,000, respectively, compared to fiscal 2000. The additional week of operations reported for the Company during fiscal 2001 contributed $2.4 million in operating income to the Company's fourth quarter and fiscal 2001 results. Operating income from continuing operations during fiscal 2000 decreased $400,000, or 0.9%, compared to operating income of $48.5 million during fiscal 1999. Operating income increases from the Company's theatre and hotels/resorts divisions during fiscal 2000 compared to fiscal 1999 were offset by reduced operating income from the limited-service lodging division.

Earnings from continuing operations for fiscal 2001 were $12.7 million, or $.43 per share. Excluding the asset impairment charge, earnings from continuing operations for fiscal 2001 were $14.8 million, or $.50 per share, a decrease of 30.0% and 29.6%, respectively, from earnings from continuing operations of $21.2 million, or $.71 per share, for fiscal 2000. Fiscal 2000 earnings from continuing operations increased $280,000, or 1.3%, from fiscal 1999 earnings from continuing operations of $21.0 million, or $.70 per share.

Increased interest expense and reduced gains on disposition of property and equipment, offset by a gain on insurance contracts, contributed to the Company's decreased earnings from continuing operations during fiscal 2001 compared to fiscal 2000. The Company's net interest expense, net of investment income, totaled $20.4 million for fiscal 2001. This represented an increase of $3.9 million, or 23.6%, over fiscal 2000 net interest expense of $16.5 million. Fiscal 2000 net interest expense increased $459,000, or 2.9%, over fiscal 1999 net interest expense of $16.1 million. These increases were the result of additional borrowings in fiscal 2001 and fiscal 2000 used to help finance the Company's capital expansion program and stock repurchase program, partially offset by increased investment income and capitalized interest. As a result of lower short-term interest rates, reduced current debt levels due to the receipt of proceeds from the sale of the Company's KFC restaurants late during the fourth quarter of fiscal 2001 and the Company's expectation that its capital expenditures will decrease during fiscal 2002, the Company anticipates that its net interest expense during fiscal 2002 will likely remain constant or decline slightly.

                                                          The Marcus Corporation

The Company recognized gains on disposition of property and equipment from continuing operations of $300,000 during fiscal 2001, compared to gains on disposition of property and equipment of $4.3 million during fiscal 2000. The timing of periodic sales of Company property and equipment can vary from year to year, resulting in variations in the Company's gains or losses on disposition of property and equipment. As a result of the Company's plans to explore the sale of selected Baymont Inns & Suites and other assets, the Company believes that additional gains on disposition of property and equipment could be recognized during fiscal 2002. The Company recognized a non-taxable gain of $1.6 million during fiscal 2001 from insurance contracts on the life of the Company's founder, Ben Marcus, who died in December 2000.

The Company's income tax expense on continuing operations for fiscal 2001 was $7.6 million, a decrease of $7.0 million from fiscal 2000. The Company's effective tax rate for fiscal 2001 was 37.2%, compared to 40.7% in fiscal 2000 and 40.5% in fiscal 1999. The Company's effective income tax rate for fiscal 2001 declined as a result of the non-taxable gain on insurance contracts. The increased effective tax rate during fiscal 2000 was the result of increased state income taxes, net of federal income tax benefits. The Company believes that its effective tax rate during fiscal 2002, excluding the anticipated favorable impact of federal historic tax credits related to the renovation currently underway at the hotel division's Hotel Phillips in Kansas City, Missouri, will approximate 40%.

Net earnings for fiscal 2001 were $21.8 million, or $.74 per share. Excluding the asset impairment charge, net earnings for fiscal 2001 were $23.9 million, an increase of $1.3 million, or 5.6%, over fiscal 2000 net earnings of $22.6 million, or $.76 per share. The increase in net earnings during fiscal 2001 compared to fiscal 2000 was due to an after-tax gain on disposal of the Company's discontinued restaurant operations during the fourth quarter of fiscal 2001 totaling $7.8 million, or $.27 per share (a detailed discussion of this item is included in the Discontinued Operations section). Fiscal 2000 net earnings decreased $522,000, or 2.3%, from fiscal 1999 earnings of $23.1 million, or $.77 per share. Weighted average shares outstanding were 29.3 million for fiscal 2001, 29.8 million for fiscal 2000 and 30.1 million for fiscal 1999. All per share data presented herein is on a diluted basis.

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

The Company incurred approximately $97 million in aggregate capital expenditures during fiscal 2001 and over $600 million during the last six fiscal years. The Company believes that these investments will provide opportunities for earnings growth over the next several years. The Company expects to reduce its capital expenditures to approximately $65 to $75 million during fiscal 2002.

The Company's current strategic plans include the following goals:

o Continuing to define and build the Baymont Inns & Suites brand, with a goal to be the "best in class" in the mid-price without food and beverage segment of the lodging industry. The Company currently believes that most of its limited-service lodging division's anticipated future growth in earnings will ultimately come as a result of revenue growth at its Company- owned inns (as the brand captures a greater share of its segment of the industry) and from its emphasis on opening new franchised Baymont Inns and Baymont Inns & Suites. As of the end of fiscal 2001, 21 new franchised properties were under development, approximately one-half of which are expected to open during fiscal 2002. The Company hopes to approve 25 to 35 new franchised properties per year over the next few fiscal years. By emphasizing franchising, the Company believes the Baymont brand may grow more rapidly, conserving capital for other strategic purposes. The Company also anticipates exploring additional growth of the Baymont brand through potential acquisitions and joint venture investments, focusing on selected key strategic urban and suburban markets. The Company is currently in the early stages of developing its first urban Baymont Inn & Suites in downtown Chicago, Illinois, with an opening expected sometime in fiscal 2003.

o Maximizing the return on the Company's significant recent investments in its theatres through both revenue and cost improvements. The Company has invested over $200 million in its theatre division over the last five fiscal years, more than doubling its number of movie theatre screens from 219 at the end of fiscal 1996 to 482 screens at the end of fiscal 2001 and offering stadium seating in approximately 84% of its first-run screens, the highest percentage in the industry. The Company does not anticipate its total screen count significantly changing during fiscal 2002 unless attractive acquisition opportunities present themselves.

o Doubling the number of rooms either managed or owned by the hotels and resorts division to 6,000 rooms over the next three to five years. The Company anticipates that the majority of this potential growth will come from management contracts for other owners. In some cases, the Company may own a partial interest in the new managed properties. Many of the recent growth opportunities for the hotels and resorts division required a lengthy development period during which significant capital was committed and pre-opening costs and early start-up losses reduced division operating income. The Company expects its recent development projects to provide earnings growth opportunities during fiscal 2002 and beyond.

The actual number, mix and timing of potential future new facilities and expansions will depend in large part on favorable industry and economic conditions, the Company's financial performance and available capital, the competitive environment,

Management's Discussion and Analysis


evolving customer needs and trends, customer acceptance of the new Baymont brand, the Company's ability to increase the number of franchised Baymont locations at a pace consistent with the Company's current plans and the availability of attractive opportunities. It is likely that the Company's growth goals will continue to evolve and change in response to these and other factors, and there can be no assurance that these current goals will be achieved.

Limited-Service Lodging
-------------------------------------------------------------------------------
The Company's largest division is its limited-service lodging division, which contributed 37.0% of the Company's consolidated revenues and 33.2% of the Company's consolidated operating income, excluding corporate items and the impairment charge, during fiscal 2001. The division's business consists of owning and franchising Baymont Inns & Suites and Woodfield Suites, which respectively operate in the segments of the lodging industry designated as "limited-service mid-price without food and beverage" and "limited-service all-suites." The following tables set forth revenues, operating income, operating margin, number of units and rooms data for the limited-service lodging division for the last three fiscal years:

-------------------------------------------------------------------------------
in millions)                                 2001          2000          1999
-------------------------------------------------------------------------------
Revenues                                   $140.4        $138.2       $141.6
Operating income                             16.3          21.0         25.5%
Operating margin (% of revenues)             11.6%         15.2%        18.0%
-------------------------------------------------------------------------------

Number of units at fiscal year-end
-------------------------------------------------------------------------------
                                             2001          2000          1999
-------------------------------------------------------------------------------
Baymont Inns & Suites
  Company-owned or operated                    96            95            99
  Franchised                                   88            76            65
-------------------------------------------------------------------------------
     Total Baymont Inns & Suites              184           171           164
-------------------------------------------------------------------------------
Woodfield Suites-Company-owned                  7             7             6
-------------------------------------------------------------------------------
     Total number of units                    191           178           170
-------------------------------------------------------------------------------

Available rooms at fiscal year-end
-------------------------------------------------------------------------------
                                             2001          2000          1999
-------------------------------------------------------------------------------
Baymont Inns & Suites
  Company-owned or operated                 9,921         9,877        10,380
  Franchised                                7,782         6,775         5,984
     Total Baymont Inns & Suites           17,703        16,652        16,364
Woodfield Suites                              889           889           737
     Total available rooms                 18,592        17,541        17,101
-------------------------------------------------------------------------------

Total revenues in the limited-service lodging division increased 1.6% during fiscal 2001 compared to fiscal 2000. The additional week of operations included in the limited-service lodging division's fiscal 2001 results accounted for the entire increase, contributing $2.4 million to total fiscal 2001 revenues. Total revenues in the limited-service lodging division decreased 2.4% during fiscal 2000 due primarily to the reduction in the number of Company-owned Baymont Inns & Suites. Average daily room rates at Baymont Inns & Suites increased 10.0% during fiscal 2001 and 7.9% during fiscal 2000 compared to the respective prior years. Baymont's occupancy percentage decreased 5.7 and 2.5 percentage points during fiscal 2001 and fiscal 2000, respectively. The result of the average daily rate increases and occupancy declines was a 0.1% decrease and a 2.4% increase in Baymont Inns & Suites revenue per available room, or RevPAR, for comparable Inns for fiscal 2001 and 2000, respectively. RevPAR for comparable Woodfield Suites decreased 1.3% during fiscal 2001 and increased 2.2% during fiscal 2000 compared to the prior fiscal years, respectively.

The Company believes that a primary factor contributing to the decline in occupancy in both fiscal years was the significant increase in the industry supply of limited-service lodging rooms. Occupancy declines were largest at the Company's Midwest properties, a result of the particularly challenging economic environment in several manufacturing intensive cities with its resulting reduced business travel and the fact that the increased room supply was especially prevalent in the Midwest and Southern portions of the country. The Company also anticipated some downward pressure on occupancy as the Company significantly increased the average daily rate as it repositioned the Baymont Inns & Suites brand from the lower-priced economy segment of the lodging industry to the mid-price segment. The Company's marketing and sales efforts are now focused on attracting more mid-market guests to Baymont. The Company expects these efforts to increase occupancy in future periods, particularly during the second half of fiscal 2002 if the economic climate improves. The Company does not anticipate Baymont's average daily rate to increase as rapidly during fiscal 2002 as it has during the last two years.

During the third quarter of fiscal 1999, the Company officially changed the name of its Budgetel Inns to Baymont Inns and Baymont Inns & Suites. As the Company expected, the Baymont introduction did not immediately alter the trends being experienced by the Company and others in the limited-service segment of the lodging industry and may have actually contributed to a decline in occupancy during the name change transition, as customers were not yet familiar with the new name. The division's quarterly RevPAR trends for the last three fiscal years have been as follows:

RevPAR % Change
-------------------------------------------------------------------------------
                                             2001          2000          1999
-------------------------------------------------------------------------------
1st Quarter                                  +3.5%         -2.9%         +0.9%
2nd Quarter                                  +0.3%         -0.6%         -0.9%
3rd Quarter                                  -3.6%         +5.9%         -7.3%
4th Quarter                                  -2.3%         +7.2%         -5.0%
-------------------------------------------------------------------------------

                                                          The Marcus Corporation

As the table indicates, at the end of fiscal 2000, the percentage change in RevPAR at comparable Baymont Inns & Suites had improved each quarter since the initial introduction of the new brand during the third quarter of fiscal 1999. The improvement in RevPAR was attributable primarily to increased market awareness of the Baymont brand and the addition of lobby breakfasts at the majority of the Company-owned Baymont locations. Inns with lobby breakfasts consistently performed significantly better than Inns without the lobby breakfast, due to favorable guest response to the new amenity and increased average rates realized as a result of offering that amenity. The Company offered the lobby breakfasts at all of its Company-owned Inns by the end of the third quarter of fiscal 2000. During fiscal 2001, the Company continued to aggressively increase its room rates, positioning the Baymont brand at a price point that the Company believes is consistent with comparable properties in the mid-price segment of the lodging industry. However, beginning in the fall of 2000, the economic environment weakened and the Company's occupancy rates declined, resulting in small decreases in RevPAR during the third and fourth quarters of fiscal 2001. The Company believes that a potential positive result of the overall economic slowdown impacting the lodging industry as a whole is an expected reduction in the number of new competitive hotels being opened.

The Company continues to believe that its long-term strategy to build the Baymont brand will result in significantly increased RevPAR in the future. The Company's average daily rate at the end of fiscal 2001 was just under $56, which is relatively low compared to other competing lodging chains within the mid-price lodging segment. The Company has recently introduced or announced plans to introduce several new features which are designed to build the Baymont brand, including an enhanced lobby breakfast, upgrades to the bed and bath amenities, a new satisfaction guarantee, additional services for business travelers, new sales and marketing programs and a new frequent stay reward program, Guest OvationsTM. Several of these programs will result in additional one-time and ongoing costs, but are expected to increase occupancy and revenues over the long term. The Company also continues to update the exterior of many of its Company-owned Baymonts with a fresh, new exterior renovation package that has typically resulted in improved operating performance at the Company's older locations. As a result, subject to economic and industry conditions, the Company believes that it can successfully position the Baymont brand to capture additional market share and increase its RevPAR.

One new Company-owned Baymont Inn & Suites was opened during fiscal 2001 in New Berlin, Wisconsin and is considered the prototype for future properties. In addition, the Company purchased one Baymont Inn & Suites from a franchisee during fiscal 2001. No Company-owned properties were opened during fiscal 2000 or fiscal 1999. No new Woodfield Suites were opened during fiscal 2001 after the Company opened one each during fiscal 2000 and fiscal 1999. The Company's newly opened and acquired Baymont Inn & Suites and Woodfield Suites contributed additional revenues of $2.9 million and nominal operating income during fiscal 2001. Newly opened properties contributed additional revenue of $3.2 million and nominal operating income during fiscal 2000. The Company sold one Baymont Inn & Suites to a franchisee during fiscal 2001 and sold four Baymont Inns during fiscal 2000, including one to a franchisee. A pre-tax loss of approximately $600,000 and pre-tax gains of approximately $2.4 million were recognized during fiscal 2001 and fiscal 2000, respectively, as a result of the sale of these Inns. Late in fiscal 1999, the Company sold seven Baymont Inns & Suites, including five to a new franchisee. As a result of the sale of these 12 Inns, fiscal 2001 and fiscal 2000 revenues were negatively impacted by $1.7 million and $7.9 million, respectively, compared to the prior years. The Company has identified 15-20 additional Baymont Inns & Suites that will be considered for sale to new and existing franchisees. In some cases, the Company may continue to manage a disposed property for a new owner under the terms of a management contract. The Company believes that this strategy will give its franchise partners the opportunity to develop a significant market presence and will allow the Company to utilize the sales proceeds for other growth opportunities, including developing Baymont properties in new markets. Although this strategy will result in reduced revenues until after the sales proceeds are reinvested in other revenue-generating facilities, the Company expects that profitability will increase over time as a result.

The limited-service lodging division's operating income decreased 22.3% and 17.7% during fiscal 2001 and fiscal 2000, respectively. The additional week of operations included in the limited-service lodging division's fiscal 2001 results contributed approximately $1.1 million to fiscal 2001 operating income. Operating margins declined to 11.6%, compared to 15.2% and 18.0% in fiscal 2000 and 1999, respectively, due in part to the reductions in RevPAR during fiscal 1999, the first half of fiscal 2000 and last half of fiscal 2001. In addition, increased payroll costs from a tight labor market, increased utility costs, reduced telephone income and increased costs of additional guest amenities and marketing costs associated with the rebranding effort contributed to the operating margin declines. Fiscal 2001 operating income was negatively impacted by approximately $1.7 million in costs recognized during the last half of the fiscal year related to the introduction of the Company's new Guest OvationsTM frequent stay reward program, the development of new interior design packages and the implementation of a new systemwide training program. Each of these programs is expected to provide benefits to the Baymont brand over the long term. Partially offsetting the reduced operating income from Baymont Inns & Suites operations were improved franchise revenues and increased operating income from the division's Woodfield Suites properties. The Company has recently significantly reduced its corporate overhead costs and has several cost-cutting initiatives in place in order to help return the limited-service lodging division's operating margins to previous levels. In addition, the Company

Management's Discussion and Analysis

will benefit in fiscal 2002 from the lack of several one-time expenses, such as the Guest OvationsTM costs, incurred during fiscal 2001. Accordingly, the Company currently expects its limited-service lodging division operating margins to improve during fiscal 2002 if economic and industry conditions remain stable.

Theatres
-------------------------------------------------------------------------------
The Company's oldest and second largest division is its theatre division. The theatre division contributed 33.6% of the Company's consolidated revenues and 45.0% of its consolidated operating income, excluding corporate items and the impairment charge, during fiscal 2001. The theatre division operates motion picture theatres in Wisconsin, Illinois, Ohio and Minnesota, and a family entertainment center in Wisconsin. The following tables set forth revenues, operating income, operating margin, screens and theatres for the last three fiscal years:

-------------------------------------------------------------------------------
(in millions)                                2001          2000          1999
-------------------------------------------------------------------------------
Revenues                                   $127.5        $122.3        $111.2
Operating income                             22.1*         22.0          20.4%
Operating margin (% of revenues)             17.3%*        18.0%         18.3%
-------------------------------------------------------------------------------
* Excludes $3.5 million before-tax impairment charge


Number of screens and locations at fiscal year-end
-------------------------------------------------------------------------------
                                             2001          2000          1999
-------------------------------------------------------------------------------
Theatre screens                               482           470           428
Theatre locations                              49            50            48
-------------------------------------------------------------------------------
  Average screens per location                9.8           9.4           8.9
-------------------------------------------------------------------------------


Total revenues in the theatre division increased 4.3% and 9.9% during fiscal years 2001 and 2000, respectively. New screens added during fiscal 2001 and fiscal 2000 contributed to the revenue increases during each year. In addition, the additional week of operations included in the theatre division's fiscal 2001 results contributed $3.8 million to total fiscal 2001 theatre division revenues. The additional week of operations included the traditionally strong Memorial Day holiday weekend. Consistent with the Company's long-term strategic plan to focus on operating large multi-screen theatres, the Company added 17 new screens to five existing theatres during fiscal 2001, including its second large UltraScreenTM, which opened at a Madison, Wisconsin location. As of May 31, 2001, the Company operated 447 first-run screens and 35 budget screens. Compared to first-run theatres, budget theatres generally have lower box office revenues and associated film costs, but higher concession sales as a percentage of box office revenue.

The Company added 42 new screens during fiscal 2000, including a new 16-screen ultraplex in Oakdale, Minnesota. In addition, the Company added 19 screens to four existing theatres during fiscal 2000 and added the Company's second large screen IMAX(R) 2D/3D theatre at its Addison, Illinois location. The Company also purchased a six-screen theatre during fiscal 2000 in Shakopee, Minnesota. The new screens added during fiscal 2001 and fiscal 2000 generated additional revenues of $9.3 million and $13.0 million, respectively, compared to the previous years.

One theatre with a total of six screens was closed during fiscal 2001. In addition, a four-screen theatre in Stevens Point, Wisconsin was sold and a five-screen theatre in Wausau, Wisconsin was purchased. These transactions had minimal impact on operations in fiscal 2001. The Company believes that it may close approximately four to six theatres with 18-32 screens over the next two years with minimal impact on operating results.

Revenues for the theatre business and the motion picture industry in general are heavily dependent on the general audience appeal of available films, together with studio marketing, advertising and support campaigns, factors over which the Company has no control. This was particularly evident during the last two fiscal years. Theatre division revenues were down 15.2% compared to the prior year at the end of the first quarter of fiscal 2001, with only two films, The Perfect Storm and Mission Impossible 2, producing box office receipts in excess of $1.7 million compared to six films reaching that level during the first quarter of fiscal 2000. However, strong performances by films later in the year, including How the Grinch Stole Christmas, Cast Away, What Women Want, Meet the Parents, Mummy Returns and Hannibal, contributed to an overall increase in box office receipts for fiscal 2001. Conversely, theatre division revenues were up 27.0% over the prior year at the end of the first quarter of fiscal 2000, due to the strong summer box office performance of films such as Star Wars I: The Phantom Menace, Sixth Sense, Austin Powers 2, Runaway Bride, Tarzan and Big Daddy. With the exception of the films Toy Story 2 and Green Mile, however, there was a lack of quality film product during the last three quarters of fiscal 2000, resulting in an increase in total theatre revenues of only 2.6% during the last three quarters of fiscal 2000 compared to the same period during the prior year. Each of the films identified above produced box office receipts in excess of $1.7 million for the theatre division during their respective fiscal years. The Company played 170, 172 and 153 films at its theatres during fiscal years 2001, 2000 and 1999, respectively. Included in the total films played were 6, 10 and 4 new IMAX(R) films during each fiscal year, respectively.

Total box office receipts during fiscal 2001 were $84.5 million, an increase of $2.9 million, or 3.5%, over $81.6 million during fiscal 2000. Fiscal 2000 box office receipts increased $7.6 million, or 10.3%, compared to fiscal 1999. Total attendance decreased 0.3% during fiscal 2001 and increased 3.6% during fiscal 2000, compared to prior years. The increase in attendance during fiscal 2000 was due to the increase in new screens that year. Attendance at the Company's comparable locations decreased 7.3% during fiscal 2001 and 8.4% during fiscal 2000, compared to the previous year. Attendance during both fiscal years was negatively impacted by additional theatre screens in several of the Company's markets

                                                          The Marcus Corporation

and the lack of quality and quantity of film product during significant portions of the year.

The theatre division's average ticket price increased 3.9% and 6.5% during fiscal 2001 and fiscal 2000, respectively, compared to the prior year. Ticket prices were increased during each fiscal year in order to reflect the significant investments in stadium seating and digital sound that have been made in the majority of the division's theatres. First-run theatre average ticket prices increased 3.7% during fiscal 2001 and 5.6% during fiscal 2000, compared to the respective prior years.

Concession revenues during fiscal 2001 were $38.1 million, an increase of $1.6 million, or 4.6%, from $36.5 million during fiscal 2000. Fiscal 2000 concession revenues increased $3.1 million, or 9.2%, from fiscal 1999 concession revenues of $33.4 million. Concession revenues increased due to the Company's added screens and the 4.8% and 5.6% increase in average concession sales per person during fiscal years 2001 and 2000, respectively. Average concession sales per person are impacted by changes in concession pricing, types of films played and changes in the Company's geographic mix of theatre locations.

Under the provisions of SFAS No. 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed Of," during fiscal 2001, the Company evaluated the recoverability of the assets related to its two IMAX(R) theatre screens, and determined that the estimated future undiscounted cash flows were less than the carrying value of these assets. Based upon discounted estimated cash flows, the Company believes that the IMAX(R) related assets have minimal fair value and accordingly, the approximately $3.5 million carrying value of the assets was written off during fiscal 2001. The Company believes that the performance of its IMAX(R) theatres has not met expectations thus far due in large part to the lack of commercially viable film product for this format. The Company plans to continue operating its two IMAX(R) theatres for the foreseeable future and is hopeful that commercially viable large-format film production will improve during fiscal 2002 and beyond and improve operating results.

Excluding the impairment charge during fiscal 2001, the theatre division's operating income increased by $100,000, or 0.4%, during fiscal 2001 and $1.6 million, or 7.9%, during fiscal 2000, compared to the respective prior year's results. The additional week of operations included in the theatre division's fiscal 2001 results contributed approximately $1.3 million to fiscal 2001 operating income. The division's operating margin decreased to 17.3% during fiscal 2001, compared to 18.0% and 18.3% in fiscal 2000 and 1999, respectively. Fiscal 2001 and fiscal 2000 operating margins were impacted by the disappointing film product and increased occupancy expenses associated with recent capital investments in the division. The Company believes, however, that its long-term competitive position has been strengthened as a result of these capital investments. Fiscal 2001 operating results were also negatively impacted by high utility costs, unusually high snow removal costs during December 2000, and significant losses from the Company's two IMAX(R) theatre screens. Fiscal 2000 was further negatively impacted by high film costs associated with the fiscal year's highest grossing film, Star Wars I: The Phantom Menace. Fiscal 2001 and fiscal 2000 operating income was reduced by pre-opening expenses for new screens of approximately $100,000 and $400,000, respectively. No significant pre-opening expenses are anticipated during fiscal 2002.

Hotels and Resorts
-------------------------------------------------------------------------------
The Company's hotels and resorts division contributed 28.9% of the Company's consolidated revenues and 21.8% of the Company's consolidated operating income, excluding corporate items and the impairment charge, during fiscal 2001. The hotels and resorts division owns and operates two full-service hotels in downtown Milwaukee, Wisconsin, a full-facility destination resort in Lake Geneva, Wisconsin, a boutique luxury resort in Indian Wells, California, and full-service hotels in Madison, Wisconsin, and downtown Kansas City, Missouri. In addition, the Company managed three hotels during the majority of the fiscal years presented. The following table sets forth revenues, operating income, operating margin and rooms data for the hotels and resorts division for the last three fiscal years:

-------------------------------------------------------------------------------
(in millions)                                2001          2000          1999
-------------------------------------------------------------------------------
Revenues                                   $109.7         $89.9         $81.2
Operating income                             10.7          10.8           8.1%
Operating margin (% of revenues)              9.8%         12.0%         10.0%
-------------------------------------------------------------------------------


Available rooms at fiscal year-end
-------------------------------------------------------------------------------
                                             2001          2000          1999
-------------------------------------------------------------------------------
Company-owned                               2,074         1,683         1,388
Management contracts                          640           640           879
-------------------------------------------------------------------------------
  Total rooms available                     2,714         2,323         2,267
-------------------------------------------------------------------------------

Total revenues in the hotels and resorts division increased 22.1% and 10.7% during fiscal 2001 and fiscal 2000, respectively, compared to the prior year. The division's operating income decreased 0.7% during fiscal 2001 and increased 33.4% during fiscal 2000, compared to the respective previous years. The additional week of operations included in the hotels and resorts division's fiscal 2001 results contributed approximately $2.4 million to fiscal 2001 revenues and approximately $400,000 to fiscal 2001 operating income. Division revenues increased during fiscal 2001 due to increased RevPAR at Company-owned properties, a full year of sales of vacation ownership units at the Grand Geneva Resort & Spa in Lake Geneva, Wisconsin, and the opening of the Hilton Milwaukee room addition and water park and the new Company-owned Hilton Madison at Monona Terrace. Increased RevPAR at Company-owned properties, particularly at the Company's two resorts, the Grand Geneva Resort & Spa and the Miramonte

Management's Discussion and Analysis


Resort in Indian Wells, California, and the first partial year of sales of vacation ownership units contributed to the improved revenues and operating income during fiscal 2000. Operating margin declined in fiscal 2001 due primarily to the impact of $1.9 million in pre-opening expenses and disappointing operating margins from the vacation ownership business.

Occupancy and average daily rate increases at the division's comparable owned properties contributed to the increase in revenues and operating income in both fiscal 2001 and fiscal 2000. As a result of the occupancy and average daily rate increases, the division's total RevPAR for comparable properties increased 3.8% and 3.2% during fiscal 2001 and 2000, respectively, compared to the prior year. Prior to fiscal 2000, the hotels and resorts division had experienced double-digit increases in RevPAR for three consecutive years. This was primarily because, unlike the limited-service segment of the lodging industry, strong consumer demand in conjunction with a relatively small increase in industry room supply resulted in strong operating results for owners and operators of upper-end hotels and resorts. During fiscal 2000, the upper-end hotel room supply in the Company's markets increased slightly and average daily rate increases slowed, resulting in an overall RevPAR increase that more closely reflected annual inflation trends. During the first half of fiscal 2001, RevPAR increases at comparable properties returned to double-digits, increasing 10.7% compared to the first half of fiscal 2000. The second half of fiscal 2001, however, was impacted by a weakening economic climate, resulting in reduced business travel and reduced occupancy at the Company's hotels and resorts. The Company believes that as a result of the current economic environment, RevPAR increases for the upper-end of the lodging industry, including the Company's comparable properties in the hotels and resorts division, will be minimal during the first half of fiscal 2002. If the economic situation for business travel improves during the remainder of fiscal 2001, the Company believes RevPAR may increase during the second half of fiscal 2002. As a result, operating margins at comparable properties are not expected to increase significantly during fiscal 2002.

An addition to the Hilton Milwaukee City Center opened during the first quarter of fiscal 2001, making it the largest hotel in Wisconsin with 729 rooms. The addition also included a family water park fun center, which opened during the fiscal 2001 second quarter. A skywalk to Milwaukee's new Midwest Express Convention Center and a new parking structure will be added during fiscal 2002. The division's new Hilton Madison at Monona Terrace, a 240-room hotel connected by skywalk to the Monona Terrace Convention Center in Madison, Wisconsin opened during the fourth quarter of fiscal 2001. Late during fiscal 2000, the Company purchased the Hotel Phillips, a downtown Kansas City, Missouri landmark property. The Company closed the property during the fall of 2000 in order to undertake a complete restoration of the hotel. The 217-room hotel is scheduled to reopen in September 2001 and the Company expects interim operating losses and pre-opening expenses related to the Hotel Phillips to have an adverse impact on fiscal 2002 operating results. Pre-opening expenses and start-up operating losses related to the Hilton Madison and Hotel Phillips adversely impacted fiscal 2001 division operating results by approximately $1.8 million. The Company began management in July 2001 of the Timber Ridge Lodge, a condominium-hotel project adjacent to the Grand Geneva Resort & Spa in Lake Geneva, Wisconsin and will begin management of a new Hilton Garden Inn in Houston, Texas later in fiscal 2002.

The Company began sales and construction of a vacation ownership development at the Grand Geneva Resort & Spa during fiscal 1999, representing the Company's entry into the timesharing business. The first 18 units, a sales center and a model unit opened in June 2000. During the first three quarters of fiscal 2000, the Company accounted for all sales of vacation intervals using the deposit method, deferring all revenue because certain minimum sales levels had not been reached. During the fourth quarter of fiscal 2000, minimum sales levels were met and revenues were recognized on the percentage-of-completion method. Under this methodology, the vacation ownership development contributed revenues of $3.9 million during fiscal 2000 and negatively impacted operating income in fiscal 2000 by approximately $500,000 due to start-up selling costs and the fact that initial sales efforts were limited while the Company obtained the necessary approvals to sell to Illinois residents. During fiscal 2001, the vacation ownership development contributed revenues of $8.7 million and negatively impacted operating income by approximately $600,000. Higher than anticipated construction costs and high sales and marketing expenses contributed to the disappointing performance of this business. Interest income from financing operations associated with vacation ownership sales partially offset the operating loss indicated. Increases in unit pricing and improvements in the sales and marketing organization are expected to result in improved operating results from the Company's vacation ownership development efforts during fiscal 2002.

Discontinued Operations
-------------------------------------------------------------------------------
The Company previously announced its intention to sell its 30 KFC and KFC/Taco Bell 2-in-1 restaurants and, as a result, the Company has been accounting for the restaurant operations as discontinued operations in the Company's consolidated financial statements. The Company decided to dispose of its restaurant business in order to concentrate on its core lodging and theatre operations. The Company had previously divested its family restaurant business and its Applebee's restaurants during fiscal years 1995 and 1996, respectively.

On May 24, 2001, the Company sold its 30 KFC and KFC/Taco Bell 2-in-1 restaurants to H&K Partners, LLC (H&K), a new company of which the former executive vice president of the Company's restaurant division is a principal. The assets sold consisted primarily of land, buildings and

                                                          The Marcus Corporation

equipment. Proceeds from the sale of approximately $26.3 million consisted of $25.8 million in cash and a $500,000 promissory note. The Company realized a net before-tax gain of $13.1 million ($7.8 million after-tax) during fiscal 2001 as a result of the sale. The asset purchase agreement with H&K provides for a potential additional future purchase price payment to the Company if certain performance conditions are met. The Company has not recorded a gain associated with any potential additional purchase price payments at this time. Prior to the sale, the Company had non-exclusive franchise rights to operate KFC restaurants in the Milwaukee metropolitan area and in northeast Wisconsin. The Company operated 27 KFC restaurants and 3 KFC/Taco Bell 2-in-1 restaurants during the fiscal years presented. The following table sets forth revenues, operating income, and operating margin for the discontinued operations for the last three fiscal years.

-------------------------------------------------------------------------------
(in millions)                                2001          2000          1999
-------------------------------------------------------------------------------
Revenues                                    $23.7         $24.4         $26.9
Operating income                              2.1           2.3           3.3%
Operating margin (% of revenues)              8.7%          9.6%         12.4%
-------------------------------------------------------------------------------

Total revenues from discontinued operations decreased 2.8% during fiscal 2001 and 9.3% during fiscal 2000, compared to the respective previous years. The Company's operating income from discontinued operations decreased 12.1% and 29.7% during fiscal years 2001 and 2000, respectively, compared to the previous year.

Financial Condition
The Company's lodging and movie theatre businesses each generate significant and consistent daily amounts of cash because each segment's revenue is derived predominantly from consumer cash purchases. The Company believes that these consistent and predictable cash sources, together with the availability of $48 million of unused credit lines at fiscal 2001 year end, should be adequate to support the ongoing operational liquidity needs of the Company's businesses. The Company increased its credit lines during fiscal 2001, increasing its total availability under revolving credit agreements to $175 million by entering into a new $45 million 364-day revolving credit agreement with several banks. Borrowings under the new $45 million line bear interest at LIBOR plus a margin which is adjusted based on the Company's borrowing levels. The agreement requires an annual facility fee of 0.2% on the total commitment.

Net cash provided by operating activities decreased by $14.5 million, or 21.5%, to $52.8 million during fiscal 2001, compared to $67.3 million during fiscal 2000. The decrease was primarily the result of reduced earnings from continuing operations and timing differences in payments of accounts payable. Depreciation and amortization (a non-cash expense) increased as a result of the Company's increased capital spending program.

Net cash used in investing activities during fiscal 2001 decreased by $13.9 million, or 16.5%, to $70.1 million. The reduction in net cash used in investing activities was primarily the result of increased net proceeds from disposals of property, equipment and other assets. Cash proceeds from the disposals of property, equipment and other assets totaled $29.3 million and $15.9 million during fiscal 2001 and 2000, respectively. The cash proceeds received during fiscal 2001 were primarily the result of the sale of the Company's discontinued restaurant operations, in addition to the sale of one Baymont Inn & Suites, two former restaurant locations and the sale of a parcel of land adjacent to the Grand Geneva Resort & Spa to the developers of the new Timber Ridge Lodge. The cash proceeds received during fiscal 2000 were primarily the result of the sale of four Baymont Inns & Suites, five former restaurant locations and several parcels of land.

Total capital expenditures (including normal continuing capital maintenance projects and business acquisitions) of $96.7 million and $99.5 million were incurred in fiscal 2001 and 2000, respectively. Capital expenditures and business acquisitions during fiscal 2001 included $37.2 million incurred on limited-service lodging division projects, $13.1 million on theatre division projects and $45.8 million on hotels and resorts division projects. During fiscal 2000, $21.2 million was incurred on limited-service lodging division projects, $39.6 million on theatre division projects and $33.6 million on hotels and resorts division projects. Total capital expenditures in fiscal 2002 are currently expected to be approximately $65 to $75 million and are expected to be funded by cash generated from operations, net proceeds from the disposal of selected assets and additional debt, including, but not limited to, additional institutional debt from the Company's private placement program and borrowings under the Company's revolving credit facilities. The majority of the fiscal 2002 capital expenditures are anticipated to be incurred in the Company's two lodging divisions and will include the completion of the Hotel Phillips renovation, the construction of a new parking structure at the Hilton Milwaukee City Center and the anticipated development of the Company's first urban Baymont Inn & Suites in downtown Chicago.

Principally as a result of borrowing a portion of the Company's fiscal 2001 funding used in facility expansions and renovations, the Company's total debt increased to $328.4 million at the close of fiscal 2001, compared to $302.6 million at the end of fiscal 2000. Net cash provided by financing activities in fiscal 2001 totaled $15.9 million, compared to $16.1 million in fiscal 2000. During fiscal 2001, the Company received $42.1 million of net proceeds from the issuance of notes payable and long-term debt, compared to $38.5 million during fiscal 2000. The majority of the borrowings during fiscal 2001 were from commercial paper and the Company's revolving credit facilities. The Company made total principal payments on notes payable and long-term debt of $16.3 million during fiscal 2001 compared to $10.9 million during fiscal 2000. The Company's debt-capitalization ratio was 0.49 at May 31, 2001, compared to 0.48 at the prior fiscal year end.

Based upon the Company's expectation for fiscal 2002 capital expenditure levels and potential asset sales proceeds, the Company

Management's Discussion and Analysis


does not anticipate its long-term debt at the end of fiscal 2002 to be significantly greater than current levels. In addition to the Company's new and existing credit lines, the Company has the ability to issue up to $45 million of additional senior notes under its existing private placement program. Depending upon a number of factors, including capital requirements, proceeds from asset sales and market receptiveness and conditions, the Company anticipates that it may issue additional senior notes during fiscal 2002. Proceeds from an issuance would be used primarily to repay existing debt under its revolving credit lines.

During fiscal 2001, the Company repurchased 370,000 of its common shares for approximately $4.2 million in the open market compared to 528,000 of common share repurchases for approximately $5.6 million during fiscal 2000. The Company also announced in the first quarter of fiscal 2001 that its Board of Directors had authorized the repurchase of up to 2 million additional shares of the Company's outstanding common stock. At May 31, 2001, approximately 1.975 million shares remained available under this authorization for repurchase. Any such repurchases are expected to be executed on the open market or in privately negotiated transactions depending upon a number of factors, including prevailing market conditions.

Quantitative and Qualitative Disclosures
About Market Risk
The Company is exposed to market risk related to changes in interest rates. The Company manages its exposure to this market risk through the monitoring of available financing alternatives.

Variable interest rate risk: The Company's earnings are affected by changes in short-term interest rates as a result of its borrowings under its revolving credit agreements, floating-rate mortgages/industrial development revenue bonds and unsecured term notes not subject to interest rate swap agreements. Based upon the Company's variable rate debt for such borrowings at May 31, 2001, a 100 basis point increase in market rates would increase interest expense and decrease earnings before income taxes by approximately $1.3 million. This sensitivity analysis does not consider any actions management might take to mitigate its exposure in the event of a change of such magnitude.

Fixed interest rate risk: The fair value of long-term fixed interest rate debt may also be subject to interest rate risk. Generally, the fair market value of fixed interest rate debt will increase as interest rates fall and decrease as interest rates rise. Based upon the respective rates and prepayment provisions of the Company's fixed interest rate senior notes and mortgages at May 31, 2001, the carrying amounts of such debt approximates their fair value.

Interest rate swaps: The Company enters into interest rate swap agreements to manage its exposure to interest rate changes. The swaps involve the exchange of fixed and variable interest rate payments without exchanging the notional principal amount. Payments or receipts on the agreements are recorded as adjustments to interest expense. At May 31, 2001, the Company had interest rate swap agreements of $25.0 million, expiring on November 14, 2005, and $7.5 million, expiring August 6, 2001. The Company pays a defined fixed rate while receiving a defined variable rate based on LIBOR. Together, these swap agreements effectively convert $32.5 million of the Company's variable rate unsecured term notes and revolving credit agreement loans to a fixed rate. The additional net interest expense recorded in fiscal 2001 and 2000 as a result of the swap agreements was not material. The fair value of these interest rate swap agreements represents the estimated receipts or payments that would be made to terminate the agreements. At May 31, 2001, the fair market value of the Company's swap agreements, as determined by the lender, is a liability of approximately $1.8 million.

Quarterly Information and Stock Prices
-------------------------------------------------------------------------------

Supplementary quarterly financial data (unaudited)
                                                                       14 Weeks
(in thousands except per share data)         13 Weeks Ended             Ended
-------------------------------------------------------------------------------
                                 August 24, November 23, February 22,   May 31,
Fiscal 2001                            2000        2000        2001        2001
-------------------------------------------------------------------------------
Revenues                           $108,828     $87,142     $86,876     $96,286
Operating income                     23,052      10,244       3,109       2,426
Net earnings                         11,449       4,096         341       5,890
Net earnings per diluted share          .39         .14         .01         .20
-------------------------------------------------------------------------------

(in thousands except per share data)         13 Weeks Ended
                                 August 26, November 25, February 24,   May 25,
Fiscal 2000                            1999        1999        2000        2000
-------------------------------------------------------------------------------
Revenues                           $107,717     $80,244     $77,439     $86,718
Operating income                     24,500       9,854       5,197       8,537
Net earnings                         13,170       5,588         881       2,983
Net earnings per diluted share          .44         .19         .03         .10

Last sale price range of common stock

Fiscal 2001                     1st Quarter 2nd Quarter 3rd Quarter 4th Quarter
-------------------------------------------------------------------------------
High                                 $12.75      $15.19      $15.40      $15.40
Low                                   10.50       10.50       12.00       13.55
-------------------------------------------------------------------------------


Fiscal 2000                     1st Quarter 2nd Quarter 3rd Quarter 4th Quarter
-------------------------------------------------------------------------------
High                                 $13.25      $14.25      $14.06      $12.94
Low                                   11.44       10.75        9.50       8.38
-------------------------------------------------------------------------------

On August 15, 2001, there were 2,151 shareholders of record for the Common Stock and 49 shareholders of record for the Class B Common Stock.

Auditor's Report and Management Statement                 The Marcus Corporation


Report of Ernst & Young LLP, Independent Auditors

The Board of Directors and Shareholders of The Marcus Corporation

We have audited the accompanying consolidated balance sheets of The Marcus Corporation (the Company) as of May 31, 2001 and May 25, 2000, and the related consolidated statements of earnings, shareholders' equity and cash flows for each of the three years in the period ended May 31, 2001. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of the Company at May 31, 2001 and May 25, 2000, and the consolidated results of its operations and its cash flows for each of the three years in the period ended May 31, 2001, in conformity with accounting principles generally accepted in the United States.


                                                           /s/ Ernst & Young LLP

Milwaukee, Wisconsin
July 20, 2001


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


/s/ Stephen H. Marcus                     /s/ Douglas A. Neis

Stephen H. Marcus                         Douglas A. Neis
Chairman and Chief Executive Officer      Chief Financial Officer and Treasurer

Consolidated Statements of Earnings

                                                                       Year ended
(in thousands, except per share data)                    May 31, 2001  May 25, 2000  May 27, 1999
------------------------------------------------------------------------------------------------------
REVENUES:
  Rooms and telephone                                        $182,608      $170,597      $173,305
  Theatre admissions                                           84,535        81,637        74,011
  Theatre concessions                                          38,144        36,482        33,413
  Food and beverage                                            29,896        26,614        25,075
  Other income                                                 43,949        36,788        30,195
------------------------------------------------------------------------------------------------------
Total revenues                                                379,132       352,118       335,999

COSTS AND EXPENSES:
  Rooms and telephone                                          82,348        71,238        70,117
  Theatre operations                                           66,971        63,999        58,150
  Theatre concessions                                           9,440         8,887         8,419
  Food and beverage                                            22,975        20,363        19,446
  Advertising and marketing                                    31,537        25,969        24,535
  Administrative                                               40,412        39,654        37,134
  Depreciation and amortization                                43,329        40,458        37,205
  Rent (Note 9)                                                 3,410         2,954         2,853
  Property taxes                                               14,539        14,066        13,498
  Pre-opening expenses                                          2,040         1,004         1,769
  Other operating expenses                                     19,759        15,438        14,368
  Impairment charge (Note 2)                                    3,541             -             -
------------------------------------------------------------------------------------------------------
Total costs and expenses                                      340,301       304,030       287,494
------------------------------------------------------------------------------------------------------
OPERATING INCOME                                               38,831        48,088        48,505

OTHER INCOME (EXPENSE):
  Investment income                                             2,592         1,453           783
  Interest expense                                            (23,019)      (17,975)      (16,846)
  Gain on insurance contracts                                   1,582             -             -
  Gain on disposition of property and equipment                   304         4,266         2,754
------------------------------------------------------------------------------------------------------
                                                              (18,541)      (12,256)       (13,309)
------------------------------------------------------------------------------------------------------
EARNINGS FROM CONTINUING OPERATIONS
   BEFORE INCOME TAXES                                         20,290        35,832        35,196
INCOME TAXES (NOTE 8)                                           7,550        14,594        14,238
------------------------------------------------------------------------------------------------------
EARNINGS FROM CONTINUING OPERATIONS                            12,740        21,238        20,958

DISCONTINUED OPERATIONS (Note 3):
  Income from discontinued operations, net of income
    taxes of $823, $951 and $1,346, respectively                1,219         1,384         1,982
  Gain on sale of discontinued operations, net of income
    taxes of $5,277 in 2001 and $138 in 1999                    7,817             -           204
------------------------------------------------------------------------------------------------------
EARNINGS FROM DISCONTINUED OPERATIONS                           9,036         1,384         2,186
------------------------------------------------------------------------------------------------------
NET EARNINGS                                                 $ 21,776      $ 22,622      $ 23,144
------------------------------------------------------------------------------------------------------
EARNINGS PER COMMON SHARE - BASIC:
  Continuing operations                                      $    .44      $    .71      $    .70
  Discontinued operations                                         .31           .05           .07
------------------------------------------------------------------------------------------------------
Net earnings per share                                       $    .75      $    .76      $    .77
------------------------------------------------------------------------------------------------------
EARNINGS PER COMMON SHARE - DILUTED:
  Continuing operations                                      $    .43      $    .71      $    .70
  Discontinued operations                                         .31           .05           .07
------------------------------------------------------------------------------------------------------
Net earnings per share                                       $    .74      $    .76      $    .77
------------------------------------------------------------------------------------------------------
WEIGHTED AVERAGE SHARES OUTSTANDING:
  Basic                                                        29,187        29,796        30,005
  Diluted                                                      29,345        29,828        30,105
------------------------------------------------------------------------------------------------------

See accompanying notes.

Consolidated Balance Sheets
                                                                                The Marcus Corporation

(in thousands, except share and per share data)                        May 31, 2001  May 25, 2000
------------------------------------------------------------------------------------------------------

ASSETS
CURRENT ASSETS:
  Cash and cash equivalents                                                $  1,499      $  2,935
  Accounts and notes receivable (Note 4)                                     14,207        13,281
  Receivables from joint ventures (Note 10)                                   2,747         2,468
  Refundable income taxes                                                       121         3,020
  Real estate and development costs                                           4,999         3,917
  Other current assets                                                        4,692         4,147
------------------------------------------------------------------------------------------------------
Total current assets                                                         28,265        29,768

PROPERTY AND EQUIPMENT, net (Note 4)                                        680,346       658,317
OTHER ASSETS:
  Investments in joint ventures (Notes 9 and 10)                              2,358         2,025
  Other (Notes 4 and 11)                                                     47,690        35,039
------------------------------------------------------------------------------------------------------
Total other assets                                                           50,048        37,064
------------------------------------------------------------------------------------------------------
Total assets                                                               $758,659      $725,149
------------------------------------------------------------------------------------------------------

LIABILITIES AND SHAREHOLDERS' EQUITY
CURRENT LIABILITIES:
  Notes payable (Note 10)                                                  $  4,222      $  4,228
  Accounts payable                                                           17,123        24,463
  Taxes other than income taxes                                              13,230        11,219
  Accrued compensation                                                        5,569         4,307
  Other accrued liabilities                                                  12,273        11,399
  Current maturities of long-term debt (Note 5)                              18,133        16,228
------------------------------------------------------------------------------------------------------
Total current liabilities                                                    70,550        71,844

LONG-TERM DEBT (Note 5)                                                     310,239       286,344

DEFERRED INCOME TAXES (Note 8)                                               30,759        32,602

DEFERRED COMPENSATION AND OTHER (Note 7)                                      9,410         9,112

COMMITMENTS, LICENSE RIGHTS AND CONTINGENCIES (Note 9)

SHAREHOLDERS' EQUITY (Note 6):
  Preferred Stock, $1 par; authorized 1,000,000 shares; none issued
  Common Stock:
    Common Stock, $1 par; authorized 50,000,000 shares;
       issued 19,617,564 shares in 2001 and 19,072,617 shares in 2000        19,618        19,073
    Class B Common Stock, $1 par; authorized 33,000,000 shares; issued and
      outstanding 11,571,949 shares in 2001 and 12,116,896 shares in 2000    11,572        12,117
  Capital in excess of par                                                   41,062        40,774
  Retained earnings                                                         284,402       268,808
  Accumulated other comprehensive loss                                         (201)         (257)
------------------------------------------------------------------------------------------------------
                                                                            356,453       340,515
  Less cost of Common Stock in treasury (2,007,591 shares in 2001
    and 1,708,247 shares in 2000)                                           (18,752)      (15,268)
------------------------------------------------------------------------------------------------------
Total shareholders' equity                                                  337,701       325,247
------------------------------------------------------------------------------------------------------
Total liabilities and shareholders' equity                                 $758,659      $725,149
------------------------------------------------------------------------------------------------------

See accompanying notes.

Consolidated Statements of Shareholders' Equity

                                                                   Three years ended May 31, 2001
                                                                                             Accumulated
                                                           Class B     Capital                     Other
                                                   Common   Common   in Excess   Retained  Comprehensive  Treasury
(in thousands, except per share data)               Stock    Stock      of Par   Earnings           Loss     Stock        Total
---------------------------------------------------------------------------------------------------------------------------------
BALANCES AT MAY 28, 1998                          $18,512  $12,678     $40,265   $235,708       $      -  $ (4,632)    $302,531
   Cash dividends:
      $.20 per share Class B Common Stock               -        -           -     (2,524)             -         -       (2,524)
      $.22 per share Common Stock                       -        -           -     (3,830)             -         -       (3,830)
   Exercise of stock options                            -        -          54          -              -       592          646
   Purchase of treasury stock                           -        -           -          -              -    (7,169)      (7,169)
   Savings and profit-sharing contribution              -        -         208          -              -       438          646
   Reissuance of treasury stock                         -        -         158          -              -       186          344
   Conversions of Class B Common Stock                169     (169)          -          -              -         -            -
   Components of comprehensive income (loss):
      Net earnings                                      -        -           -     23,144              -         -       23,144
      Change in unrealized loss on available
         for sale investments, net of tax               -        -           -          -           (214)        -         (214)
   Total comprehensive income                           -        -           -          -              -         -       22,930
---------------------------------------------------------------------------------------------------------------------------------

BALANCES AT MAY 27, 1999                           18,681   12,509      40,685    252,498           (214)  (10,585)     313,574
   Cash dividends:
      $.20 per share Class B Common Stock               -        -           -     (2,464)             -         -       (2,464)
      $.22 per share Common Stock                       -        -           -     (3,848)             -         -       (3,848)
   Exercise of stock options                            -        -           2          -              -       107          109
   Purchase of treasury stock                           -        -           -          -              -    (5,565)      (5,565)
   Savings and profit-sharing contribution              -        -           6          -              -       544          550
   Reissuance of treasury stock                         -        -          81          -              -       231          312
   Conversions of Class B Common Stock                392     (392)          -          -              -         -            -
   Components of comprehensive income (loss):
      Net earnings                                      -        -           -     22,622              -         -       22,622
      Change in unrealized loss on available
         for sale investments, net of tax               -        -           -          -            (43)        -          (43)
   Total comprehensive income                           -        -           -          -              -         -       22,579
---------------------------------------------------------------------------------------------------------------------------------

BALANCES AT MAY 25, 2000                           19,073   12,117      40,774    268,808           (257)  (15,268)     325,247
   Cash dividends:
     $.20 per share Class B Common Stock                -        -           -     (2,377)             -         -       (2,377)
     $.22 per share Common Stock                        -        -           -     (3,805)             -         -       (3,805)
   Exercise of stock options                            -        -          (6)         -              -       152          146
   Purchase of treasury stock                           -        -           -          -              -    (4,157)      (4,157)
   Savings and profit-sharing contribution              -        -         212          -              -       338          550
   Reissuance of treasury stock                         -        -          82          -              -       183          265
   Conversions of Class B Common Stock                545     (545)          -          -              -         -            -
   Components of comprehensive income:
      Net earnings                                      -        -           -     21,776              -         -       21,776
      Change in unrealized loss on available
         for sale investments, net of tax               -        -           -          -             56         -           56
   Total comprehensive income                           -        -           -          -              -         -       21,832
---------------------------------------------------------------------------------------------------------------------------------

BALANCES AT MAY 31, 2001                          $19,618  $11,572     $41,062   $284,402          $(201) $(18,752)    $337,701
---------------------------------------------------------------------------------------------------------------------------------

See accompanying notes.

Consolidated Statements of Cash Flows
                                                                                The Marcus Corporation

                                                                       Years ended
(in thousands)                                           May 31, 2001  May 25, 2000  May 27, 1999
------------------------------------------------------------------------------------------------------

OPERATING ACTIVITIES
Net earnings                                                 $ 21,776      $ 22,622      $ 23,144
Adjustments to reconcile net earnings to net cash
  provided by operating activities:
   Losses on investments in joint ventures,
     net of distributions                                         618            20           221
   Gain on disposition of property, equipment and
     other assets                                             (13,398)       (4,266)       (3,096)
   Impairment charge                                            3,541             -             -
   Depreciation and amortization                               44,300        41,485        38,258
   Deferred income taxes                                          176         1,197         4,926
   Deferred compensation and other                                298         1,631         1,712
   Contribution of Company stock to savings and
     profit-sharing plan                                          550           550           646
   Changes in operating assets and liabilities:
         Accounts and notes receivable                           (926)       (2,222)        2,489
         Real estate and development costs                     (1,082)       (3,917)            -
         Other current assets                                    (713)          253          (627)
         Accounts payable                                      (7,340)        1,505        (3,427)
         Income taxes                                             880         3,021        (1,656)
         Taxes other than income taxes                          2,011         1,644        (1,829)
         Accrued compensation                                   1,262         1,690           (26)
         Other accrued liabilities                                874         2,112          (785)
------------------------------------------------------------------------------------------------------
Total adjustments                                              31,051        44,703        36,806
------------------------------------------------------------------------------------------------------
Net cash provided by operating activities                      52,827        67,325        59,950

INVESTING ACTIVITIES
Capital expenditures and other                                (96,748)      (99,492)     (111,843)
Net proceeds from disposals of property, equipment
  and other assets                                             29,304        15,905        10,509
Purchase of interest in joint ventures                              -             -        (3,178)
(Increase) decrease in other assets                            (2,406)          302        (1,688)
Cash advanced to joint ventures                                  (279)         (729)         (451)
------------------------------------------------------------------------------------------------------
Net cash used in investing activities                         (70,129)      (84,014)     (106,651)

FINANCING ACTIVITIES
Debt transactions:
  Net proceeds from issuance of notes payable and
    long-term debt                                             42,107        38,513        76,944
  Principal payments on notes payable and long-term debt      (16,313)      (10,932)      (18,889)
Equity transactions:
  Treasury stock transactions, except for stock options        (3,892)       (5,253)       (6,825)
  Exercise of stock options                                       146           109           646
  Dividends paid                                               (6,182)       (6,312)       (6,354)
------------------------------------------------------------------------------------------------------
Net cash provided by financing activities                      15,866        16,125        45,522
------------------------------------------------------------------------------------------------------
Net decrease in cash and cash equivalents                      (1,436)         (564)       (1,179)
Cash and cash equivalents at beginning of year                  2,935         3,499         4,678
------------------------------------------------------------------------------------------------------
Cash and cash equivalents at end of year                     $  1,499      $  2,935      $  3,499
------------------------------------------------------------------------------------------------------

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

   Theatres: Operates multiscreen motion picture theatres in Wisconsin, Illinois, Ohio and Minnesota and a family entertainment center in Wisconsin.

   Hotels/Resorts: Owns and operates full service hotels and resorts in Wisconsin, Missouri and California, manages full service hotels in Wisconsin, Minnesota and California and operates a vacation ownership development in Wisconsin.

In addition, the Company operated KFC restaurants under a license agreement for certain areas in the state of Wisconsin through May 24, 2001, at which time the Restaurant division was sold. The Company has classified the restaurant operations as discontinued (See Note 3).

Principles of Consolidation - The consolidated financial statements include the accounts of The Marcus Corporation and all of its subsidiaries. Investments in 50%-owned affiliates are accounted for on the equity method. All intercompany accounts and transactions have been eliminated in consolidation.

Fiscal Year - The Company reports on a 52/53-week year ending the last Thursday of May. All segments had a 53-week year in fiscal 2001 and a 52-week year in fiscal 2000 and 1999.

Use of Estimates - The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

Cash Equivalents - The Company considers all highly liquid investments with maturities of three months or less when purchased to be cash equivalents. Cash equivalents are carried at cost, which approximates market.

Long-Lived Assets - The Company periodically considers whether indicators of impairment of long-lived assets held for use (including goodwill) are present. If such indicators are present, the Company determines whether the sum of the estimated undiscounted future cash flows attributable to such assets is less than their carrying amounts. The Company recognizes any impairment losses based on the excess of the carrying amount of the assets over their value. The Company evaluated the ongoing value of its property and equipment and other long-lived assets as of May 31, 2001, May 25, 2000 and May 27, 1999, and determined that there was no significant impact on the Company's results of operations, other than the impairment charge taken for the IMAX(R) related assets described in
Note 2.

Capitalization of Interest - The Company capitalizes interest during construction periods by adding such interest to the cost of property and equipment. Interest of approximately $1,242,000, $2,161,000, and $761,000 was capitalized in fiscal 2001, 2000 and 1999, respectively.

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

The following are included in other income:

The Company has entered into franchise agreements that grant to franchisees the right to own and operate a Baymont Inn or Baymont Inn & Suites at a particular location for a specified term, as defined in the license agreement. An initial franchise fee, as defined in the license agreement, is also collected upon receipt of a prospective licensee's application. The majority of the initial franchise fee is deferred until operations commence. Royalty and marketing fee assessments are recognized when actually earned and are receivable from the franchisee.

Management fees for hotels and resorts under management agreements are recognized as earned based on the terms of the agreement.

Sale of vacation intervals are recognized on an accrual basis after a binding sales contract has been executed, a 10% minimum down payment is received, the recission period has expired, construction is substantially complete and certain minimum sales levels have been reached. If all the criteria are met except that construction is not substantially complete, revenues are recognized on the percentage-of-completion basis. For sales that do not qualify for either accrual or percentage-of-completion accounting, all revenue is deferred using the deposit method. Deferred revenue is included in other accrued liabilities. During the first three quarters of fiscal 2000, the Company accounted for all sales using the deposit method, since certain minimum sales levels had not been reached. Since the fourth quarter of fiscal 2000, when minimum sales levels were met, revenues have been recognized on the percentage-of-completion or accrual methods. Development costs including construction

                                                          The Marcus Corporation

costs, interest and other carrying costs, which are allocated based on relative sales values, are included as real estate and development costs in the accompanying consolidated balance sheets.

Advertising and Marketing Costs - The Company generally expenses all advertising and marketing costs as incurred.

Depreciation and Amortization - Depreciation and amortization of property and equipment are provided using the straight-line method over the following estimated useful lives:

                                                                Years
-------------------------------------------------------------------------------
Land improvements                                              15 -  39
Buildings and improvements                                     25 -  39
Leasehold improvements                                          3 -  39
Furniture, fixtures and equipment                               3 -  20
-------------------------------------------------------------------------------

Preopening Expenses - Costs incurred prior to opening new or remodeled facilities are expensed as incurred.

Net Earnings Per Share - The numerator for the calculation of basic and diluted earnings per share is net earnings and the denominator is the respective weighted-average shares outstanding. The difference between basic and diluted weighted-average shares outstanding is the dilutive effect of employee stock options.

Options to purchase 393,102 shares, 961,403 shares and 499,994 shares of common stock at prices ranging from $13.81 to $18.13 per share, $12.00 to $18.13 per share, and $14.94 to $18.13 per share were outstanding at May 31, 2001, May 25, 2000 and May 27, 1999, respectively, but were not included in the computation of diluted earnings per share because the options' exercise price was greater than the average market price of the common shares and, therefore, the effect would be antidilutive.

Comprehensive Income - Accumulated other comprehensive loss presented in the accompanying consolidated balance sheets consists of the accumulated net unrealized losses on available for sale securities, net of tax.

New Accounting Pronouncements - In June 1998, the Financial Accounting Standards Board (FASB) issued Statement of Financial Accounting Standards (SFAS) No. 133, "Accounting for Derivative Instruments and Hedging Activities." The statement is required to be adopted by the Company effective June 1, 2001. The statement will require the Company to recognize its derivatives, which currently consist of interest rate swap agreements, on the balance sheet at fair value. Derivatives that are not hedges must be adjusted to fair value through income. If the derivative is a hedge, depending on the nature of the hedge, changes in the fair value of derivatives will either be offset against the change in fair value of the hedged assets, liabilities or firm commitments through earnings or recognized in other comprehensive income until the hedged item is recognized in earnings. The ineffective portion of a derivative's change in fair value will be immediately recognized in earnings.

Based on the Company's derivative positions at May 31, 2001, the Company estimates that upon adoption it will record the cumulative effect of an accounting change of approximately $1,830,000 in accumulated other comprehensive loss in the balance sheet.

In July 2001, the FASB issued SFAS No. 142, "Goodwill and Other Intangible Assets." SFAS 142 changes the accounting for goodwill from an amortization method to an impairment-only approach. Amortization of goodwill from past business combinations will cease upon adoption of the statement, which is required for the Company at the beginning of fiscal 2003. Goodwill and intangible assets acquired in business combinations completed after June 30, 2001, must comply with the provisions of the statement. Under this statement, companies will be required to evaluate all existing goodwill for impairment within six months of adoption and any transitional impairment losses will be recognized in the first interim period upon adoption. Management does not anticipate the adoption of the statement will have a significant effect on the Company's financial condition or results of operations.

Reclassifications - Certain reclassifications have been made to the prior year's financial statements to conform to the current year presentation.

2. Impairment Charge
During fiscal 2001, the Company evaluated the recoverability of the assets related to its two IMAX(R) theatre screens and determined that the estimated future undiscounted cash flows were less than the carrying value of these assets. Based upon discounted estimated cash flows, the Company believes that the IMAX(R)-related assets have minimal fair value, and accordingly, the entire carrying value of the assets was written off. As a result, during the year ended May 31, 2001, the Company recorded an impairment charge of $3,541,000.

3. Discontinued Operations
On May 24, 2001, the Company sold its 30 KFC and KFC/Taco Bell 2-in-1 restaurants for $26,329,000, subject to adjustment as defined in the purchase agreement, consisting of $25,829,000 in cash and a $500,000 promissory note. The assets sold consisted primarily of land, buildings and equipment.
The Company recognized a gain on the sale of the assets of $7,817,000, net of income taxes of $5,277,000. Proceeds from the sale were used to reduce outstanding debt. In accordance with the provisions of Accounting Principles Board Opinion No. 30 concerning reporting the effect of disposal of a segment of a business, the results of operations and the gain on disposal of the restaurants have been classified as discontinued in the consolidated statements of earnings. Restaurant revenues for the years ended May 31, 2001, May 25, 2000 and May 27, 1999 were $23,746,000, $24,425,000 and $26,928,000, respectively.

Notes to Consolidated Financial Statements

4. Additional Balance Sheet Information
The composition of accounts and notes receivable is as follows:

-------------------------------------------------------------------------------
(in thousands)                                    May 31, 2001   May 25, 2000
-------------------------------------------------------------------------------
Trade receivables                                      $ 8,028        $ 6,297
Notes receivable for                                       588            195
  interval ownership
Other notes receivables                                  1,804          3,238
Employee advances                                           97             12
Other receivables                                        3,690          3,539
-------------------------------------------------------------------------------
                                                       $14,207        $13,281
-------------------------------------------------------------------------------


The Company also has notes receivable for interval ownership totaling $5,572,000 and $1,899,000, which are included in other long-term assets, net of a reserve for uncollectible amounts of $255,000 and $217,000 as of May 31, 2001 and May 25, 2000, respectively. The notes bear fixed-rate interest between 11.0% and 15.9% over the seven-year terms of the loans. The weighted-average rate of interest on outstanding notes receivable for interval ownership is 14.9%. The notes are collateralized by the underlying vacation intervals.

The composition of property and equipment, which is stated at cost, is as follows:

-------------------------------------------------------------------------------
(in thousands)                                    May 31, 2001   May 25, 2000
-------------------------------------------------------------------------------
Land and improvements                                 $ 94,156        $ 96,158
Buildings and improvements                             586,056        514,734
Leasehold improvements                                   7,583          7,649
Furniture, fixtures                                    245,500        231,643
   and equipment
Construction in progress                                15,384         48,152
-------------------------------------------------------------------------------
                                                       948,679        898,336
Less accumulated depreciation
   and amortization                                    268,333        240,019
-------------------------------------------------------------------------------
                                                      $680,346       $658,317
-------------------------------------------------------------------------------


5. Long-Term Debt
Long-term debt is summarized as follows:
-------------------------------------------------------------------------------
(in thousands, except payment data)               May 31, 2001   May 25, 2000
-------------------------------------------------------------------------------
Mortgage notes due to 2009                            $  4,430       $  4,836
Industrial Development
   Revenue Bonds due to 2006                             5,219          5,748
Senior notes due May 31, 2005,
   with monthly principal and
   interest payments of $362,000,
   bearing interest at 10.22%                           14,227         17,183
Senior notes                                           148,333        155,000
Unsecured term notes                                    29,273         34,967
Commercial paper                                        54,390         59,838
Revolving credit agreements                             72,500         25,000
                                                       328,372        302,572
Less current maturities                                 18,133         16,228
-------------------------------------------------------------------------------
                                                      $310,239       $286,344
-------------------------------------------------------------------------------


Substantially all of the mortgage notes, both fixed rate and adjustable, bear interest from 5.81% to 7.68% at May 31, 2001. The Industrial Development Revenue Bonds, both fixed rate and adjustable, bear interest from 3.30% to 8.77%. The mortgage notes and the Industrial Development Revenue Bonds are secured by the related land, buildings and equipment.

The $148,333,000 of senior notes maturing in 2008 through 2014, require annual principal payments in varying installments and bear interest payable semiannually at fixed rates ranging from 6.66% to 7.51% with a weighted-average fixed rate of 7.12%.

The Company has unsecured term notes outstanding as follows:

-------------------------------------------------------------------------------
                                                       May 31,        May 25,
(in thousands, except payment data)                       2001           2000
-------------------------------------------------------------------------------

Note due May 31, 2004, with quarterly principal
   payments of $781,000. The variable interest
   rate is based on the LIBOR rate with an
   effective rate of 4.74% at May 31, 2001, and is
   payable quarterly.                                  $ 8,594        $12,500

Note due January 31, 2004. The variable interest
   rate is based on the LIBOR rate with an
   effective rate of 5.42% at May 31, 2001, and is
   payable quarterly.                                   20,000         20,000

Note paid October 1, 2000.                                   -          1,500

Note due April 28, 2003, with monthly payments of
   $20,000, including interest at 2.00%.                   438            650

Note due March 25, 2004, with monthly payments of
   $8,000, including interest at 6.00%.                    241            317
-------------------------------------------------------------------------------
                                                       $29,273        $34,967
-------------------------------------------------------------------------------

The Company issues commercial paper through an agreement with three banks, up to a maximum of $70,000,000, which bears interest at rates ranging from 4.05% to 5.00% at May 31, 2001. The agreements require the Company to maintain unused bank lines of credit at least equal to the principal amount of outstanding commercial paper.

At May 31, 2001, the Company had credit lines totaling $175,000,000 in place. Borrowings on the $125,000,000 line, which total $72,500,000 at May 31, 2001, bear interest at LIBOR plus a margin which adjusts based on the Company's borrowing levels (effectively 4.7% at May 31, 2001). This agreement matures in 2004 and requires an annual facility fee of .25% on the total commitment. No borrowings are outstanding on the $45,000,000 364-day revolving credit agreement which bears interest at the bank's prime reference rate (effectively 7% at May 31, 2001) or LIBOR plus a margin which is adjusted based on the Company's borrowing levels. This revolving credit agreement requires a facility fee of .2% and matures in December 2001. There are no borrowings outstanding on the remaining $5,000,000 line at May 31, 2001, which bears interest at the bank's prime reference rate. Based

                                                          The Marcus Corporation

on borrowings and commercial paper outstanding, availability under the lines at May 31, 2001, totaled $48,110,000.

The Company has the ability and intent to replace commercial paper borrowings with long-term borrowings under its credit lines. Accordingly, the Company has classified these borrowings at May 31, 2001, as long-term.

Scheduled annual principal payments on long-term debt for the five years subsequent to May 31, 2001, are:

Fiscal year                                            (in thousands)
-------------------------------------------------------------------------------
2002                                                      $ 18,133
2003                                                        20,066
2004                                                       162,022
2005                                                        15,682
2006                                                        11,391
Thereafter                                                 101,078
-------------------------------------------------------------------------------
                                                          $328,372
-------------------------------------------------------------------------------

Interest paid, net of amounts capitalized, in fiscal 2001, 2000 and 1999 totaled $23,216,000, $17,906,000 and $16,363,000, respectively.

The Company has a swap agreement covering $25,000,000, which expires November 14, 2005, and requires the Company to pay interest at a defined fixed rate of 7.19% while receiving interest at a defined variable rate of three-month LIBOR (3.99% at May 31, 2001). The Company also has a swap agreement covering $7,500,000 which expires August 6, 2001, and requires the Company to pay interest at a defined fixed rate of 6.56% while receiving interest at the same defined variable rate of three-month LIBOR. Together, these swap agreements effectively convert $7,500,000 of the Company's variable rate unsecured term notes and $25,000,000 of the Company's borrowings under revolving credit agreements to a fixed rate. The Company recorded net interest expense related to its swap agreements as incurred, which totaled $195,000, $21,000 and $63,000 in fiscal 2001, 2000 and 1999, respectively. The accompanying consolidated balance sheet at May 31, 2001, does not reflect the fair market value of the remaining swap agreements, as determined by the lender, which totals a liability of approximately $1,830,000.

The fair value of the Company's $148,333,000 million of senior notes is approximately $142,351,000. The carrying amounts of the Company's remaining long-term debt, based on the respective rates and prepayment provisions of the senior notes due May 31, 2005, approximate their fair value.

6. Shareholders' Equity
Shareholders may convert their shares of Class B Common Stock into shares of Common Stock at any time. Class B Common Stock shareholders are substantially restricted in their ability to transfer their Class B Common Stock. Holders of Common Stock are entitled to cash dividends per share equal to 110% of all dividends declared and paid on each share of the Class B Common Stock. Holders of Class B Common Stock are entitled to ten votes per share while holders of Common Stock are entitled to one vote per share on any matters brought before the shareholders of the Company. Liquidation rights are the same for both classes of stock.

Shareholders have approved the issuance of up to 3,237,500 shares of Common Stock under various stock option plans. The options generally become exercisable 40% after two years, 60% after three years and 80% after four years. The remaining options are exercisable five years after the date of the grant. At May 31, 2001, there were 2,045,758 shares available for grants under the plans.

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

Pro forma information regarding net earnings and earnings per share required by SFAS No. 123, "Accounting for Stock Based Compensation," has been determined as if the Company had accounted for its employee stock options under the fair value method of that statement. The fair value for these options was estimated at the date of grant using a Black-Scholes option pricing model with the following assumptions: risk-free interest rates of 3.7%, 6.0% and 4.6% for fiscal 2001, 2000 and 1999, respectively, and a dividend yield of 1.3%, volatility factors of the expected market price of the Company's common stock of 49%, and an expected life of the option of approximately six years in all years.

For purposes of pro forma disclosures, the estimated fair value of the options is amortized to expense over the options' vesting period. Had compensation cost been determined based upon the fair value at the grant date for awards under the plans based on the provisions of SFAS No. 123, the Company's pro forma earnings and earnings per share would have been as follows:

                                               Year ended
-------------------------------------------------------------------------------
                                               May 31,   May 25,    May 27,
(in thousands, except per share data)             2001     2000        1999
-------------------------------------------------------------------------------
Pro forma earnings:
   Pro forma earnings from
    continuing operations                      $11,794   $20,440    $20,391
   Discontinued operations:
    Income from discontinued
     operations, net of income taxes             1,219     1,384      1,982
    Gain on sale of discontinued
     operations, net of income taxes             7,817         -        204
-------------------------------------------------------------------------------
   Pro forma earnings                          $20,830   $21,824    $22,577
-------------------------------------------------------------------------------
Pro forma earnings per common
  share - basic and diluted:
    Continuing operations                         $.40      $.68       $.68
    Discontinued operations                        .31       .05        .07
-------------------------------------------------------------------------------
Pro forma earnings per common
  share - basic and diluted                       $.71      $.73       $.75
-------------------------------------------------------------------------------

Notes to Consolidated Financial Statements

A summary of the Company's stock option activity and related information follows:

                             May 31, 2001       May 25, 2000      May 27, 1999
-------------------------------------------------------------------------------
                                Weighted-          Weighted-         Weighted-
                                  Average            Average           Average
                                 Exercise           Exercise          Exercise
 (options in thousands)  Options    Price   Options    Price  Options    Price
-------------------------------------------------------------------------------
Outstanding
  at beginning
  of year                  1,202   $13.37       947   $14.17      840   $13.04
Granted                      539    11.54       404    12.06      203    16.83
Exercised                    (14)   10.09       (11)    9.61      (79)    8.54
Forfeited                   (119)   13.33      (138)   15.11      (17)   16.41
Outstanding at
  end of year              1,608   $12.79     1,202   $13.37      947   $14.17
Exercisable at
  end of year                619   $13.25       543   $12.53      458   $11.91
Weighted-average
  fair value of
  options granted
  during year                  $5.24              $5.89              $7.88
-------------------------------------------------------------------------------

Exercise prices for options outstanding as of May 31, 2001, ranged from $6.67 to $18.13. The weighted-average remaining contractual life of those options is 6.7 years. Additional information related to these options segregated by exercise price range is as follows:

                                              Exercise price range
-------------------------------------------------------------------------------
                                     $6.67 to    $10.8751 to      $14.51 to
(options in thousands)                $10.875         $14.50        $18.125
-------------------------------------------------------------------------------
Options outstanding                       153          1,081            374
Weighted-average exercise
  price of options outstanding          $9.15         $11.95         $16.71
Weighted-average remaining
  contractual life of
  options outstanding                     4.1            7.2            6.2
-------------------------------------------------------------------------------
Options exercisable                       103            301            215
Weighted-average exercise
  price of options exercisable          $8.59         $12.36         $16.73
-------------------------------------------------------------------------------

Through May 31, 2001, the Company's Board of Directors has approved the repurchase of up to 4,687,500 shares of Common Stock to be held in treasury. The Compay intends to reissue these shares upon the exercise of stock options and for savings and profit-sharing plan contributions. The Company purchased 369,713,527,617 and 490,360 shares pursuant to these authorizations during fiscal 2001, 2000 and 1999, respectively. At May 31, 2001, there were 1,974,783 shares available for repurchase under these authorizations.

The Company's Board of Directors has authorized the issuance of up to 750,000 shares of Common Stock for The Marcus Corporation Dividend Reinvestment and Associate Stock Purchase Plan. At May 31, 2001, there were 653,642 shares available under this authorization.

The Company's loan agreements include, among other covenants, restrictions on retained earnings and maintenance of certain financial ratios. At May 31, 2001, retained earnings of approximately $71,015,000 were unrestricted.

7. Employee Benefit Plans
The Company has a qualified profit-sharing savings plan (401(k) plan) covering eligible employees. The 401(k) plan provides for a contribution of a minimum of 1% of defined compensation for all plan participants and matching of 25% of employee contributions up to 6% of defined compensation. In addition, the Company may make additional discretionary contributions. The Company also sponsors unfunded nonqualified, defined-benefit and deferred compensation plans. Pension and profit-sharing expense for all plans was $1,838,000, $1,805,000 and $1,825,000 for fiscal 2001, 2000 and 1999, respectively.

8. Income Taxes
Income tax expense consists of the following:

                                                   Year ended
-------------------------------------------------------------------------------
(in thousands)                  May 31, 2001      May 25, 2000     May 27, 1999
-------------------------------------------------------------------------------
Currently payable:
   Federal                           $10,868           $11,031          $ 8,616
   State                               2,606             3,317            2,180
Deferred                                 176             1,197            4,926
-------------------------------------------------------------------------------
                                     $13,650           $15,545          $15,722
-------------------------------------------------------------------------------

Income tax expense is included in the accompanying consolidated statements of earnings as follows:

                                                   Year ended
-------------------------------------------------------------------------------
(in thousands)                  May 31, 2001      May 25, 2000     May 27, 1999
-------------------------------------------------------------------------------
Continuing
  operations                         $ 7,550           $14,594          $14,238
Discontinued
  operations                           6,100               951            1,484
-------------------------------------------------------------------------------
                                     $13,650           $15,545          $15,722
-------------------------------------------------------------------------------

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

                                                          The Marcus Corporation

The components of the net deferred tax liability were as follows:

-------------------------------------------------------------------------------
(in thousands)                        May 31, 2001      May 25, 2000
-------------------------------------------------------------------------------
Deferred tax assets:
  Accrued employee benefits                $ 3,593           $ 2,689
  Other                                      1,508               295
-------------------------------------------------------------------------------
Total deferred tax assets                    5,101             2,984

Deferred tax liability -
  Depreciation and
  amortization                              35,860            35,586
-------------------------------------------------------------------------------
Net deferred tax liability
  included in balance sheet                $30,759           $32,602
-------------------------------------------------------------------------------

A reconciliation of the statutory federal tax rate to the effective tax rate for continuing operations follows:

                                                  Year ended
-------------------------------------------------------------------------------
                               May 31, 2001      May 25, 2000     May 27, 1999
-------------------------------------------------------------------------------
Statutory federal tax rate             35.0%             35.0%            35.0%
State income taxes,
  net of federal income
  tax benefit                           5.4               5.9              5.5
Other                                  (3.2)              (.2)               -
-------------------------------------------------------------------------------
                                       37.2%             40.7%            40.5%
-------------------------------------------------------------------------------


Income taxes paid, net of refunds received, in fiscal 2001, 2000 and 1999 totaled $12,525,000, $11,484,000 and $11,760,000, respectively.

9. Commitments, License Rights and Contingencies

Lease Commitments - The Company leases real estate under various noncancellable operating leases with an initial term greater than one year. Percentage rentals are based on the revenues at the specific rented property. Certain sublease agreements include buyout incentives. Rent expense charged to operations under these leases, including rent for discontinued operations, was as follows:

                                                  Year ended
-------------------------------------------------------------------------------
(in thousands)                 May 31, 2001      May 25, 2000     May 27, 1999
-------------------------------------------------------------------------------
Fixed minimum rentals                $3,339            $2,966           $3,231
Percentage rentals                      141               174              203
Sublease rental income                   (7)             (130)            (131)
-------------------------------------------------------------------------------
                                     $3,473            $3,010           $3,303
-------------------------------------------------------------------------------


Payments to affiliated parties for lease obligations were approximately $135,000, $176,000 and $44,000 in fiscal 2001, 2000 and 1999, respectively.

Aggregate minimum rental commitments at May 31, 2001, are as follows:

Fiscal year                                          (in thousands)
-------------------------------------------------------------------------------
2002                                                       $ 2,969
2003                                                         2,735
2004                                                         2,116
2005                                                         2,154
2006                                                         2,148
Thereafter                                                  29,317
-------------------------------------------------------------------------------
                                                           $41,439
-------------------------------------------------------------------------------


Included in the above commitments is $2,166,000 in minimum rental commitments to affiliated parties.

Commitments - The Company has commitments for the completion of construction at various properties and the purchase of various properties totaling approximately $6,127,000 at May 31, 2001.

License Rights - The Company has license rights to operate two hotels using the Hilton trademark. Under the terms of the license, the Company is obligated to pay fees based on defined gross sales.

Contingencies - The Company guarantees the debt of joint ventures and other entities totaling approximately $20,127,000 at May 31, 2001. The debt of the joint ventures is collateralized by the real estate, buildings and improvements and all equipment of each joint venture.

10. Joint Venture Transactions
At May 31, 2001 and May 25, 2000, the Company held investments of $2,358,000 and $2,025,000, respectively, in various approximately 50%-owned affiliates (joint ventures) which are accounted for under the equity method.

The Company has receivables from the joint ventures of $2,747,000 and $2,468,000 at May 31, 2001 and May 25, 2000, respectively. The Company earns interest on $1,927,000 and $1,528,000 of the receivables at approximately prime to prime plus 1.5% at May 31, 2001 and May 25, 2000, respectively.

Included in notes payable at May 31, 2001 and May 25, 2000, is $176,000 and $1,178,000, respectively, due to joint ventures in connection with cash advanced to the Company. The Company pays interest on the cash advances based on the 90-day certificate of deposit rates.

11. Related Party Transaction
On March 14, 2001, the Company acquired the lease rights for a property in Chicago, Illinois, from a related party for $13.4 million. The purchase price was based on independent appraisals and was approved by the Company's Board of Directors.

Notes to Consolidated Financial Statements


12. Business Segment Information
The Company evaluates performance and allocates resources based on the operating income (loss) of each segment. The accounting policies of the reportable segments are the same as those described in the summary of significant accounting policies.

Following is a summary of business segment information for 1999 through 2001:

                                   Limited-                                      Continuing
                                    Service                Hotels/   Corporate   Operations   Discontinued
(in thousands)                      Lodging    Theatres    Resorts       Items        Total    Restaurants      Total
----------------------------------------------------------------------------------------------------------------------
2001
Revenues                           $140,403    $127,476   $109,694    $  1,559     $379,132        $23,746   $402,878
Operating income (loss)              16,309      18,549     10,725      (6,752)      38,831          2,058     40,889
Depreciation and amortization        19,145      13,242      9,366       1,576       43,329            971     44,300
Assets                              300,273     231,083    185,644      41,659      758,659              -    758,659
Capital expenditures and other       37,236      13,141     45,828         131       96,336            412     96,748
----------------------------------------------------------------------------------------------------------------------

2000
Revenues                           $138,183    $122,254   $ 89,854    $  1,827     $352,118        $24,425   $376,543
Operating income (loss)              20,993      22,007     10,806      (5,718)      48,088          2,342     50,430
Depreciation and amortization        19,041      11,696      7,962       1,759       40,458          1,027     41,485
Assets                              284,698     234,317    142,400      51,979      713,394         11,755    725,149
Capital expenditures and other       21,215      39,559     33,562       4,204       98,540            952     99,492
----------------------------------------------------------------------------------------------------------------------

1999
Revenues                           $141,577    $111,249   $ 81,169    $  2,004     $335,999        $26,928   $362,927
Operating income (loss)              25,509      20,395      8,103      (5,502)      48,505          3,331     51,836
Depreciation and amortization        18,922       9,505      7,369       1,409       37,205          1,053     38,258
Assets                              290,878     203,737    107,367      61,994      663,976         12,140    676,116
Capital expenditures and other       29,730      64,525     14,060       2,192      110,507          1,336    111,843
----------------------------------------------------------------------------------------------------------------------

(1) Includes a $3.5 million impairment charge.


Corporate items include amounts not allocable to the business segments. Corporate revenues consist principally of rent and the corporate operating loss includes general corporate expenses. Corporate assets primarily include cash and cash equivalents, notes receivable, receivables from joint ventures and land held for development.

Eleven-Year Financial Summary
                                                          The Marcus Corporation

                             2001(2)    2000     1999   1998(3)    1997    1996(4)   1995     1994(5)    1993     1992     1991
----------------------------------------------------------------------------------------------------------------------------------
Operating Results
(in thousands)
Revenues(7)                 $379,132  352,118  335,999  308,783   277,643  237,937  204,627   172,210   153,896  148,187  133,368
Earnings from continuing
  operations(7)             $ 12,740   21,238   20,958   26,343    29,254   27,885        -         -         -        -        -
Net earnings                $ 21,776   22,622   23,144   28,444    30,881   42,307   24,136    22,829    16,482   13,289   11,618
----------------------------------------------------------------------------------------------------------------------------------

Common Stock Data(1)
Earnings per share -
   continuing operations(7) $    .43      .71      .70      .87       .98      .94        -         -         -        -        -
Net earnings per share      $    .74      .76      .77      .94      1.04     1.42      .82       .77       .63      .52      .45
Cash dividends per share    $    .22      .22      .22      .22       .20      .23(6)   .15       .13       .11      .10      .09
Weighted average shares
  outstanding (in thousands)  29,345   29,828   30,105   30,293    29,745   29,712   29,537    29,492    26,208   25,325   25,569
Book value per share        $  11.57    11.03    10.48    10.00      9.37     8.51     7.29      6.61      5.95     4.97     4.54
----------------------------------------------------------------------------------------------------------------------------------

Financial Position
(in thousands)
Total assets                $758,659  725,149  676,116  608,504   521,957  455,315  407,082   361,606   309,455  274,394  255,117
Long-term debt              $310,239  286,344  264,270  205,632   168,065  127,135  116,364   107,681    78,995  100,032   96,183
Shareholders' equity        $337,701  325,247  313,574  302,531   277,293  251,248  214,464   193,918   173,980  124,874  114,697
Capital expenditures
  and other                 $ 96,748   99,492  111,843  115,880   107,514   83,689   77,083    75,825    47,237   27,23    39,861
----------------------------------------------------------------------------------------------------------------------------------

Financial Ratios
Current ratio                    .40      .41      .45      .43       .39      .62      .41       .67       .90      .73      .65
Debt/capitalization ratio        .49      .48      .47      .42       .39      .35      .37       .37       .34      .46      .47
Return on average
  shareholders' equity           6.6%     7.1%     7.5%     9.8%     11.7%    18.2%    11.8%     12.4%     11.0%    11.1%    10.5%
----------------------------------------------------------------------------------------------------------------------------------

                                              Return on Average
       Shareholders' Equity                  Shareholders Equity                      Book Value Per Share(1)
----------------------------------      ----------------------------------      ----------------------------------
         (in millions)

$277.3 $302.5 $313.6 $325.2 $337.7      11.7%   10.6%  7.5%   7.1%   6.6%(2)    $9.37 $10.00 $10.48 $11.03 $11.57
                                                9.8%(3)
------ ------ ------ ------ ------      ------ ------ ------ ------ ------      ------ ------ ------ ------ ------
  97     98      99    00     01          97     98      99    00     01          97     98      99    00     01



          Total Assets                       Dividends Per share(1)
----------------------------------      ----------------------------------
         (in millions)

$522.0 $608.5 $676.1 $725.1 $758.7      $0.20  $0.22  $0.22  $0.22  $0.22
------ ------ ------ ------ ------      ------ ------ ------ ------ ------
  97     98      99    00     01          97     98      99    00     01


(1) All per share and shares outstanding data is on a diluted basis and has been adjusted to reflect stock splits in
    1998, 1996 and 1993.
(2) Includes gain of $7.8 million or $0.27 per share on sale of discontinued operations and impairment charge of $2.1 million or $0.07 per share.
(3) Includes charge of $2.3 million or $0.08 per share for costs associated with the Baymont name change.
(4) Includes gain of $14.8 million or $0.49 per share on sale of certain restaurant locations.
(5) Includes gain of $1.8 million or $0.06 per share for cumulative effect of change in accounting for income taxes.
(6) Includes annual dividend of $0.18 per share and one quarterly dividend of $0.05 per share.
(7) Restated to present restaurant operations as discontinued operations. Earnings from continuing operations and earnings per share-continuing operations were restated for 1996 through 1999.